    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 1997
                                                 REGISTRATION NO. 333-__________
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


               DELAWARE                              06-1361276
   (State or other jurisdiction of      (I.R.S. Employer Identification No.)
    incorporation or organization)

                                372 DANBURY ROAD
                                WILTON, CT 06897
                                 (203) 761-7900
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)


                              BRUCE F. FAILING, JR.
                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
                                372 DANBURY ROAD
                                WILTON, CT 06897
                                 (203) 761-7900
       (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                 WITH COPIES TO:

                               HOWARD KAILES, ESQ.
                          KRUGMAN, CHAPNICK & GRIMSHAW
                            PARK 80 WEST - PLAZA TWO
                             SADDLE BROOK, NJ 07663
                                 (201) 845-3434


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE


          TITLE OF EACH CLASS OF            AMOUNT TO BE      EXERCISE PRICE PER   AGGREGATE EXERCISE        AMOUNT OF
       SECURITIES TO BE REGISTERED           REGISTERED             WARRANT               PRICE          REGISTRATION FEE
   Warrants each to purchase 17.23        147,312 Warrants          $90.11           $13,274,284.32         $4,023(1)
   shares of Common Stock, par value
   $.01 per share......................
   ------------------------------------- -------------------- -------------------- -------------------- --------------------

   Common Stock, par value $.01 per         2,538,258(2)              --                   --                   (3)
   share...............................
   ------------------------------------- -------------------- -------------------- -------------------- --------------------

(1) Calculated pursuant to Rule 457(g). The Warrants have an exercise price of $5.23 per share.
(2)  Subject to adjustment pursuant to anti-dilution provisions.
(3) Pursuant to Rule 457(g), no separate registration fee is required for the securities to be issued upon the exercise of the Warrants.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                              CROSS-REFERENCE SHEET
                    PURSUANT TO ITEM 501(B) OF REGULATION S-K

                        FORM S-2 ITEM NUMBER AND CAPTION                               PROSPECTUS CAPTION
   1.    Forepart of Registration Statement and Outside Front Cover Page
            of Prospectus................................................  Facing Page; Cross-Reference Sheet;
                                                                             Outside Front Cover Page


   2.    Inside Front and Outside Back Cover Pages of Prospectus.........  Inside Front Cover Page; Available
                                                                             Information; Outside Back Cover  Page


   3.    Summary Information, Risk Factors and Ratio of Earnings to
            Fixed Charges................................................  Prospectus Summary; Risk Factors;
                                                                             Selected Historical Consolidated
                                                                             Financial and Certain Other Data


   4.    Use of Proceeds.................................................  Use of Proceeds


   5.    Determination of Offering Price.................................  Not Applicable


   6.    Dilution........................................................  Not Applicable


   7.    Selling Security Holders........................................  Selling Security Holders


   8.    Plan of Distribution............................................  Plan of Distribution


   9.    Description of Securities to be Registered......................  Description of Warrants; Description of
                                                                             Capital Stock; Certain Federal Income
                                                                             Tax Considerations


  10.    Interests of Named Experts......................................  Legal Matters, Independent Accountants


  11.    Information with Respect to the Registrant......................  Prospectus Summary; Selected Historical
                                                                             Consolidated Financial and Certain
                                                                             Other Data; Management's Discussion and
                                                                             Analysis of Financial Condition and
                                                                             Results of Operations; Business;
                                                                             Consolidated Financial Statements


  12.    Incorporation of Certain Information by Reference...............  Incorporation of Certain Documents by
                                                                             Reference


  13.    Disclosure of Commission Position on Indemnification Per
            Securities Net Liabilities...................................  Not Applicable

                 SUBJECT TO COMPLETION, DATED FEBRUARY 14, 1997


PROSPECTUS

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

  147,312 WARRANTS TO PURCHASE AN AGGREGATE OF 2,538,258 SHARES OF COMMON STOCK
   AND 2,538,258 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS


This Prospectus relates to the offering from time to time by certain holders (the "Selling Security Holders") of 147,312 warrants (the "Warrants") to purchase an aggregate of 2,538,258 shares of common stock, par value $.01 per share (the "Common Stock"), of Electronic Retailing Systems International, Inc., a Delaware corporation ("ERS" or the "Company") and the shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares"). This Prospectus may also be used by the Company in connection with the issuance from time to time of the Warrant Shares. The Warrants are exercisable beginning on January 24, 1998 and at any time thereafter on or prior to February 1, 2004. The Warrants that may be sold by the Selling Security Holders were acquired in a private placement of 147,312 units (the "Units") in January 1997 (the "Private Placement"); each Unit consisted of one 13 1/4% Senior Discount Note due 2004 (each an "Old Note", and collectively the "Old Notes") and one Warrant to purchase 17.23 shares of Common Stock at an exercise price of $5.23 per share (the number of shares and exercise price are subject to adjustment as described herein).

The Warrants and the Warrant Shares may be offered by the Selling Security Holders in transactions in the over-the-counter-market at prices obtainable at the time of sale or in privately negotiated transactions at prices determined by negotiation. The Selling Security Holders may effect such transactions by selling the Warrants or the Warrant Shares to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of the Warrants or the Warrant Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Additionally, agents or dealers may acquire Warrants, Warrant Shares or interests therein as a pledgee and may, from time to time, effect distributions of the Warrants, Warrant Shares or interests in such capacity. See "The Selling Security Holders" and "Plan of Distribution." The Selling Security Holders, the brokers and dealers through whom sales of the Warrants or Warrant Shares are made and any agent or dealer who distributes Warrants or Warrant Shares acquired as pledgee may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profits realized by them on the sale of the Warrants or Warrant Shares may be considered to be underwriting compensation.

Except for the sale of the Warrant Shares upon exercise of the Warrants, the Company is not selling any of the Warrants or Warrant Shares and will not receive any of the proceeds from the sale of the Warrants or Warrant Shares being offered by the Selling Security Holders. The Company will receive proceeds from the exercise of the Warrants. The cost of registering the Warrants and the Warrant Shares is being borne by the Company. It is anticipated that the Company will maintain the effectiveness of the registration statement of which this Prospectus is a part until the earliest of (i) with respect to the Warrants, (A) such time as all the Warrants have been sold under such registration statement or exercised, (B) February 1, 2004 (the "Expiration Date") and (C) such time as the Warrants can be sold without restriction under the Securities Act, and (ii) with respect to the Warrant Shares, (A) such time as all Warrant Shares have been sold under such registration statement and (B) the Expiration Date.

The Company has not and does not intend to apply for the listing of the Warrants on any national securities exchange or to seek the admission thereof to trading in the Nasdaq Stock Market. See "Risk Factors--Absence of Public Trading Market" and "Risk Factors--Limited Trading Market."

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is March ___, 1997.

                              AVAILABLE INFORMATION

The Company has filed with the Commission a registration statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. This Prospectus contains summaries, believed to be accurate in all material respects, of certain terms and provisions of certain agreements; however, in each such case reference is made to the actual agreements filed as an exhibit to the Registration Statement, and all such summaries are qualified in their entirety by this reference.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). The Registration Statement and the exhibits thereto, and the reports and other information, filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C., 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates, and can also be obtained electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval system at the Commission's Web site (http://www.sec.gov). The Company's Common Stock is listed on The Nasdaq Stock Market and copies of such reports and other information can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the Commission are incorporated by reference into this Prospectus:

(i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Amendment No. 1 thereto;

(ii) the Company's Quarterly Reports on Form 10-Q, respectively, for the three months ended March 31, 1996, the six months ended June 30, 1996 and, as amended by Amendment No. 1 thereto, the nine months ended September 30, 1996; and

(iii) the Company's Current Reports on Form 8-K dated, respectively, June 20, 1996, July 11, 1996, December 18, 1996, December 20, 1996, January 24, 1997 and
February 7, 1997.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

The Company hereby undertakes to provide without charge to each Holder to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated into this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to:
Electronic Retailing Systems International, Inc., 372 Danbury Road, Wilton, Connecticut, 06897, telephone number (203) 761-7900.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. Certain capitalized terms used but not defined in this summary are used herein as defined elsewhere in this Prospectus. Unless otherwise indicated, all references in this Prospectus to the Company refer to Electronic Retailing Systems International, Inc., a Delaware corporation, and its subsidiaries and, with respect to operations prior to the Combination described below, its predecessors.

                                   THE COMPANY

         Electronic Retailing Systems International, Inc. develops and provides electronic shelf label ("ESL") systems designed to allow supermarket chains and other retailers to increase productivity, reduce labor costs and improve management information systems. The Company is the leading provider in the United States of ESL systems, based on management's estimates of installed ESL systems. The ERS ShelfNet system (the "ERS ShelfNet System") has been designed to replace paper price tags on retail shelves with electronic liquid crystal display units and to provide a suite of applications to enhance a retailer's pricing, inventory, shelf management, merchandising and promotional activities. The ERS ShelfNet System is comprised of proprietary hardware and software that electronically link a store's shelves to its point-of-sale ("POS") systems and central computer.

         The ERS ShelfNet System functions as a local area network, utilizing open systems networking architecture driven by the Company's software and communications hardware, which are designed to interface with other store and vendor applications. Each ESL is a miniature data transceiver that is capable of storing, receiving and returning alphanumeric messages. The ERS ShelfNet System is designed to allow retailers to:

         - Implement price changes almost instantaneously from the store's central computer or directly from corporate or regional headquarters;

         - Ensure pricing integrity by accurately displaying and monitoring product prices;

         - Streamline stock monitoring activities to reduce lost sales resulting from the failure to properly stock items;

         - Increase the speed and accuracy of placing product displays and promotional material by reducing and simplifying the tasks required of store employees; and

         - Audit inventory more efficiently and improve computerized inventory ordering systems.

ERS believes these features enable retailers to reduce labor costs, increase productivity and pricing accuracy, and improve inventory management, thereby raising such retailers' gross margins and lowering their operating costs in the highly competitive U.S. retailing market. Management estimates, based on studies conducted in collaboration with the Company's current customers, that a supermarket with 15,000 ESLs that changes 2,500 to 4,500 prices per week could, under the Company's proposed Tolling Plan (as defined), realize annual net cost savings and benefits of approximately $40,000 to approximately $240,000 per store through the anticipated level of usage of the full suite of applications afforded by the ERS ShelfNet System. However, there can be no assurance that any such cost savings or benefits will be realized by any customer. See "Risk Factors -- Use of Assumptions to Estimate Net Cost Savings and Benefits".

         As of November 15, 1996, the ERS ShelfNet System was installed in 63 U.S. retail stores, including stores owned by such leading supermarket chains as The Vons Companies, Inc. ("Vons"), Stop & Shop Supermarket Company, H.E. Butt Grocery Co. ("HEB"), Big Y Foods, Inc., Shaw's Supermarkets, Inc. ("Shaw's"), Lucky

Stores, Inc. ("Lucky"), The Great Atlantic & Pacific Tea Company, Inc. and K Mart Corporation, and one supermarket owned by the Overwaitea Food Group Division of Great Pacific Industries Ltd. (the "Overwaitea Food Group") in Canada. The Company's customers include five of the 15 largest supermarket chains in the United States. The Company estimates that, as of September 30, 1996, of the approximately 29,800 supermarkets in the United States, approximately 115 stores were operating ESL systems.

                               RECENT DEVELOPMENTS

         In December 1996, ERS announced that (i) it will launch a new marketing and pricing program designed to facilitate rapid market acceptance and installation of the ERS ShelfNet System and (ii) it plans in the first quarter of 1997 to introduce enhancements to the ERS ShelfNet System that provide spread spectrum microwave transmission of data directly to battery operated, wireless ESLs. The Company expects that implementation of these initiatives will reduce the cost of installing and maintaining the ERS ShelfNet System. In addition, ERS has signed a non-binding letter of intent (the "Letter of Intent") with the Overwaitea Food Group, a leading Canadian supermarket operator, providing for installation of the ERS ShelfNet System in approximately 60 supermarkets beginning in 1997. The Letter of Intent is subject to numerous conditions, including negotiation and execution of a definitive contract.

NEW MARKETING AND PRICING PROGRAM

         The Company historically has marketed the ERS ShelfNet System for sale, at prices generally in excess of $100,000 per store. The purchase of an ESL system from the Company has therefore represented a significant capital expenditure for retailers. As a result, the Company believes that retailers have compared potential investments in the ERS ShelfNet System to alternative uses of capital, such as store acquisitions and improvements. The Company now intends also to offer the ERS ShelfNet System on a fee based, or "tolling", arrangement (the "Tolling Plan") whereby the Company will own the system and, with no upfront cash cost to the retailer, furnish the system to retailers (generally for a period of up to five years), who will pay monthly fees to the Company based primarily on their actual usage of the system. As a result, the Company believes that the Tolling Plan will increase market acceptance of the ERS ShelfNet System.

ENHANCEMENT OF THE ERS SHELFNET SYSTEM

         The Company plans to introduce enhancements to the ERS ShelfNet System that provide spread spectrum microwave transmission of data directly to wireless ESLs. The enhanced ERS ShelfNet System is designed to provide additional flexibility and convenience to customers by expanding potential coverage by the Company's ESLs to the entire store and allowing the retailer to change store placement of the ESLs more easily. The Company believes that the cost of installing and maintaining its wireless ESLs will be lower than that of its current ESL system, which requires the wiring of store aisles.

LETTERS OF INTENT

         ERS has signed a non-binding Letter of Intent with the Overwaitea Food Group providing for installation of the ERS ShelfNet System in approximately 60 supermarkets beginning in 1997. The Company also is pursuing other such arrangements with other leading U.S. supermarket operators. The Letter of Intent is, and all such additional arrangements, if any, will be, subject to numerous conditions, including negotiation and execution of definitive contract terms. See "Business -- Marketing and Sales" for a description of the terms to be proposed initially by the Company.

SECURITIES OFFERINGS

         In July 1996, the Company raised approximately $12 million in net proceeds pursuant to an offshore public offering of shares of Common Stock and the contemporaneous private placement of Common Stock to subscribers, including members of the Company's Board of Directors (the "Board of Directors") and their affiliates. In January

1997, the Company raised approximately $95 million in net proceeds as a result of the Private Placement (as defined).

                                BUSINESS STRATEGY

         The Company's strategy is to achieve increasing recurring revenue through greater market penetration of the ERS ShelfNet System. The Company intends to focus its initial marketing efforts under the Tolling Plan on the supermarket sector of the retail industry, to continue to reduce the manufacturing costs of the system to improve the Company's profitability and to continue to enhance, develop and support value-added applications of the ERS ShelfNet System.

         - Tolling Plan. The Company believes that its Tolling Plan will facilitate more rapid market acceptance of the ERS ShelfNet System because it does not require an initial cash investment by the customer. The Company intends to use a portion of the proceeds from the Private Placement (as defined) to install the ERS ShelfNet System in the supermarkets covered by the Letter of Intent and for other retailers under the Tolling Plan.

         - Initial Focus on Supermarket Sector. The Company intends initially to focus its marketing efforts on the supermarket sector because of the Company's established relationships with supermarket chains and the installed base of the ERS ShelfNet System in supermarkets, as well as the Company's belief that supermarket operators generally are more receptive than other retailers to utilizing technology to reduce operating costs and improve productivity. The Company estimates that, as of September 30, 1996, of the approximately 29,800 supermarkets in the United States, approximately 115 stores were operating ESL systems.

         - Reduce Manufacturing Costs. The Company intends to continue its efforts to reduce the cost of manufacturing its wireless ESLs through the application of established chip manufacturing techniques to the ESL's integrated circuit, the integration of various components in the ESL and the achievement of significant economies of scale expected as a result of the higher manufacturing volumes the Company believes will arise from the implementation of the Tolling Plan.

         - Value-Added Applications. In order to increase the appeal of the Company's system to prospective customers (by increasing the level of potential cost savings and benefits) and to encourage existing customers to adopt the enhanced system (and install additional systems), the Company intends to develop additional applications for, and enhance existing applications of, the ERS ShelfNet System.

                                     HISTORY

         ERS was founded in 1990 by Norton Garfinkle, the Company's Chairman of the Board, and Bruce F. Failing, Jr., the Company's Vice Chairman of the Board and Chief Executive Officer, to develop and supply ESL systems to retailers. Mr. Failing previously co-founded and served as President of Actmedia, Inc., a principal provider of in-store marketing products and services, until Actmedia's sale to Heritage Media Corporation in 1989 for total consideration of approximately $184 million. Mr. Garfinkle was a significant shareholder, and served as a director, of Actmedia until its sale. Since inception, the Company has raised approximately $69 million, excluding the proceeds to the Company from the Private Placement, in order to develop its system and business, of which Messrs. Failing and Garfinkle contributed approximately $23 million. The Company's headquarters is located at 372 Danbury Road, Wilton, Connecticut 06897, telephone (203) 761-7900.

                                  THE OFFERING

Securities Offered......................    147,312  Warrants,  which,  when
                                            exercised, would entitle the holders
                                            thereof to purchase, in the
                                            aggregate, 2,538,258 shares of
                                            Common Stock (equal to approximately
                                            10.67% of the outstanding Common
                                            Stock giving effect to the exercise
                                            of the Warrants but not to the
                                            exercise or conversion of any other
                                            stock options, convertible
                                            securities or warrants); and
                                            2,538,258 shares of Common Stock
                                            issuable upon the exercise of such
                                            Warrants.

Warrants Outstanding....................    As of February 14, 1997, 147,312
                                            Warrants were outstanding.

Common Stock Outstanding................    As  of  February  12,  1997,
                                            21,254,756 shares of Common Stock
                                            were outstanding.

Use of Proceeds.........................    There will be no proceeds to the
                                            Company from the sale of the
                                            Warrants or the Warrant Shares by
                                            the Selling Security Holders. Upon
                                            the exercise of the Warrants, the
                                            Company will receive $5.23 per
                                            common share, or aggregate gross
                                            proceeds of approximately
                                            $13,275,089. However, there can be
                                            no assurance that the Company will
                                            receive any proceeds from the
                                            exercise of the Warrants, as there
                                            is no assurance that any such
                                            Warrants will be exercised by the
                                            Selling Security Holders. See "Use
                                            of Proceeds" and "Management's
                                            Discussion and Analysis of Financial
                                            Condition and Results of Operations
                                            - Liquidity and Capital Resources."

Description of the Warrants

Expiration of Warrants..................    February 1, 2004 (the "Expiration
                                            Date").

Exercise................................    Each  Warrant  entitles  the holder
                                            thereof to purchase 17.23 shares of
                                            Common Stock for $5.23 per share
                                            (subject to adjustment as described
                                            herein). The Warrants may be
                                            exercised at any time beginning
                                            January 24, 1998, and on or prior to
                                            the Expiration Date, provided a
                                            registration statement relating to
                                            the shares of Common Stock
                                            underlying the Warrants is then in
                                            effect or the exercise of such
                                            Warrants is exempt from the
                                            registration of the Securities Act,
                                            and such securities are qualified
                                            for sale or exempt from
                                            qualification under applicable
                                            securities laws of the states or
                                            other jurisdictions in which such
                                            holders reside. See "Description of
                                            the Warrants - Registration Rights."

Adjustments.............................    The number of shares of Common
                                            Stock for which a Warrant is
                                            exercisable and the purchase price
                                            thereof are subject to adjustment
                                            from time to time upon the
                                            occurrence of certain events,
                                            including, among other things,
                                            certain issuances of options or
                                            convertible securities certain
                                            dividends and distributions and
                                            certain changes in options and
                                            convertible securities. A Warrant
                                            does not entitle the holder thereof
                                            to receive any dividends paid on
                                            Common Stock.

For additional information concerning the Warrants, see "Description of the Warrants."

                                  RISK FACTORS

Prospective purchasers of the Warrants and Warrant Shares should consider carefully the information set forth under "Risk Factors" and all other information set forth in this Prospectus before making any investment in the Warrants or Warrant Shares.

        SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND CERTAIN OTHER DATA

         The following tables reflect summary historical consolidated financial and certain other data with respect to the Company for the periods indicated and should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

         The following summary historical consolidated statement of operations data, insofar as it relates to each of the years 1991-1995, has been derived from audited annual consolidated financial statements, including the consolidated statement of operations for the three years ended December 31, 1995 and the notes thereto included elsewhere in this Prospectus. The summary historical consolidated statement of operations data for the nine months ended September 30, 1995 and 1996 and the summary historical consolidated balance sheet data as of September 30, 1996 have been derived from unaudited condensed consolidated financial statements also included elsewhere in this Prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The unaudited interim period results are not necessarily indicative of the results to be expected for the full year. For a discussion of factors affecting the comparability of this data, see "Selected Historical Consolidated Financial and Certain Other Data".

                                                                                                            NINE MONTHS
                                                                                                              ENDED
                                                      YEAR ENDED DECEMBER 31,                              SEPTEMBER 30,
                                                ---------------------------------------------     ------------------------------
                                                 1991           1992       1993(1)     1994         1995       1995       1996
                                                -------       --------    --------   --------     --------   --------   --------
                                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE)
CONSOLIDATED STATEMENT OF
   OPERATIONS DATA
          Revenues ........................     $   102       $    941    $  1,122   $  2,376     $  2,973   $  1,903   $  4,270
          Loss from operations ............      (5,685)        (9,420)    (16,518)   (11,324)     (10,717)    (8,159)    (6,424)
          Net loss(2) .....................      (6,206)        (9,533)    (15,997)   (11,278)     (10,868)    (8,295)    (6,528)
          Net loss per common share(3) ....          --             --       (1.40)     (0.97)       (0.95)     (0.72)     (0.47)
          Weighted average number of common
             shares outstanding(4) ........
                                                     --             --      11,461     11,682       11,743     11,741     14,528


                                          SEPTEMBER 30, 1996
                                       ACTUAL     AS ADJUSTED(5)
                                     ---------    ---------------
                                       (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Net working capital                   $12,091        $107,091
Total assets......                     14,465         114,465
Long-term debt....                      4,987          99,887
Warrants to purchase common stock          --           5,100
Stockholders' equity                    8,596           8,596



                                                                                                     NINE MONTHS
                                                                                                       ENDED
                                                      YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                     ---------------------------------------------------------   --------------------
                                       1991         1992      1993(1)       1994         1995      1995        1996
                                     -------     --------    --------    --------     --------   --------    --------
                                          (AMOUNTS IN THOUSANDS, EXCEPT INSTALLATION DATA)
OTHER DATA:
EBITDA(6).......................     $(5,556)    $ (8,371)   $(15,290)   $(10,839)    $(10,114)  $ (7,735)   $ (5,706)
Cash flows from operating             (5,267)      (8,133)    (11,855)    (10,026)     (11,160)    (8,253)     (6,327)
   activities...................
Cash flows from investing               (449)        (324)     (8,641)      6,737          100        662        (758)
   activities...................
Cash flows from financing              5,633       12,866      18,606       1,901       13,139     11,935      13,526
   activities...................
Depreciation and amortization...         140          240         367         374          463        337         539
Capital expenditures............         449          324         574         303          452        287         245
Deficiency of earnings to fixed
   charges(7)...................
                                      (6,206)     (10,364)    (16,420)    (11,278)     (10,868)    (8,295)     (6,528)
Pro forma deficiency of earnings
   to fixed charges(8)..........          --           --          --          --      (26,000)        --     (17,767)
Stores with ERS ShelfNet System
   installed at end of period...
                                          --            7          13          21           42         33          64

---------------------------

(1) Reflects the consummation of the combination of the Company, the Principal Subsidiary, which was incorporated in Connecticut in 1990, and ERS Associates Limited Partnership (the "Partnership"), which was organized in Connecticut in 1992 in order to continue the business and hold the principal assets of the Principal Subsidiary, immediately prior to the closing of the Company's initial public offering (the "Initial Public Offering") of Common Stock on May 7, 1993. This combination is herein referred to as the "Combination". References to historical financial information of the Company prior to the date of the Combination refer to the historical financial information of the Principal Subsidiary. See Note 3 of the Notes to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(2) Prior to the closing of the Initial Public Offering, the Company was treated as an "S Corporation" for U.S. federal income tax purposes.

(3) Net loss per common share data for periods prior to December 31, 1993 has not been presented as it is not meaningful due to the Combination consummated immediately prior to the closing of the Initial Public Offering.

(4) In 1993, prior to the closing of the Initial Public Offering, the calculation of weighted average number of common shares outstanding included as common share equivalents 725,104 shares subject to options outstanding. Subsequent to such closing, the calculation does not reflect common share equivalents that are anti-dilutive.

(5) As adjusted to give effect to the Private Placement and the application of the net proceeds therefrom.

(6) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is presented because the Company believes it is a widely accepted financial indicator of an entity's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of the operating performance of the Company or other consolidated operations or cash flow data prepared in accordance with generally accepted accounting principles, or as an alternative to cash flows as a measure of liquidity. For the years ended December 31, 1993 and 1994, EBITDA included non-cash charges for stock option compensation expense of $7.5 million and $1.1 million, respectively; for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, such amounts were not material.

(7) For purposes of determining the deficiency of earnings to fixed charges, "earnings" consist of earnings before fixed charges and "fixed charges" consist of interest on all debt and that portion of rental expense that the Company believes to be representative of interest.

(8) The pro forma deficiency of earnings to fixed charges, as adjusted to give effect to the Private Placement and the application of the net proceeds therefrom.

                                  RISK FACTORS


         Prospective purchasers of the Warrants and Warrant Shares should carefully consider the risk factors set forth below, as well as the other information appearing in this Prospectus, when evaluating an investment in the Company. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the following risk factors.

RELIANCE ON SINGLE PRODUCT IN EMERGING MARKET

         For the foreseeable future, the Company's revenues, if any, will be derived entirely from the ERS ShelfNet System. The market for ESL systems, such as the ERS ShelfNet System, is in the development stage, and market acceptance of, and demand for, these systems are subject to a high level of uncertainty. The Company's success will be dependent upon, among other things, the extent to which retailers choose to install ESL systems. The demand for such systems may be affected by numerous factors, many of which are beyond the Company's control, including the actual savings and benefits experienced by the individual supermarket stores using the ESL system. See "-- Use of Assumptions to Estimate Net Cost Savings and Benefits." There can be no assurance that supermarket chains will choose to install ESL systems in a significant number of their stores. If the ERS ShelfNet System fails to generate adequate operating cash flows, whether as a result of lack of market acceptance, the Company's inability to place or service the system, the failure of the system to perform as expected, the obsolescence of the system or otherwise, the Company will be unable to pay the principal of or interest on the Notes, and the Warrants may become worthless. See "-- Introduction of Enhanced System".

INTRODUCTION OF ENHANCED SYSTEM

         In December 1996, ERS announced that, in the first quarter of 1997, it plans to introduce enhancements to the ERS ShelfNet System that provide spread spectrum microwave transmission of data directly to wireless ESLs. Although laboratory testing of the enhanced system is complete and field testing of the enhanced system hardware has been initiated, there can be no assurance that the enhanced ERS ShelfNet System will be introduced as proposed, will function successfully over time in actual retail usage or will result in the lower costs of manufacturing, installing and maintaining the system that the Company anticipates. In addition, although laboratory testing of the value-added applications of the enhanced system has been completed, there can be no assurance that such applications will function in actual retail usage. If the enhanced ERS ShelfNet System or its applications fail to perform as expected, the Company's business and results of operations would be materially adversely affected.

         The planned introduction of the enhanced ERS ShelfNet System could affect the Company's ability to sell on-hand inventories of the current system and could affect the recoverability of the book value of such inventory and certain related assets. Although the unrecoverable amount of such assets is not currently known, it may represent a significant portion of the Company's present inventories.

USE OF ASSUMPTIONS TO ESTIMATE NET COST SAVINGS AND BENEFITS

         As noted above, demand for the ERS ShelfNet System will be affected by, among other things, the actual savings and benefits experienced by the individual stores using the ERS ShelfNet System. Estimates of the potential for such savings and benefits used in this Prospectus are based on a number of assumptions made by the Company, including, for example, the assumed average cost of labor, other assumed average supermarket operating data and the assumed usage of the system's applications by retailers. Because the market for ESL systems is in the development stage, these estimates are based on information and studies which may not be representative of the overall retail market for ESL systems and may overstate the cost savings and benefits that retailers are able to achieve in actual practice. Moreover, these estimates are not based on actual results obtained by any particular retailer using the ERS ShelfNet System and are inherently subject to business and economic uncertainties. There can be no assurance, therefore, that the estimated cost savings and benefits will actually be achieved by any particular retailer or by any particular group of retailers, and prospective purchasers of the Securities are cautioned not to place undue reliance upon these estimates. The actual cost savings and benefits may vary significantly from the Company's estimates used in this Prospectus. To the extent that retailers are not able to achieve the anticipated cost savings and benefits, the appeal of the ERS ShelfNet System will be adversely affected.

HISTORICAL AND ANTICIPATED LOSSES AND NEGATIVE CASH FLOW

         The Company has never been profitable and has incurred significant net operating losses and negative cash flow from operations to date in connection with developing, designing and market testing its ESL systems. As of September 30, 1996, the Company had a cumulative net loss of approximately $62.9 million (which includes non-cash charges in the amount of $8.6 million for stock option compensation expense). See "Selected Historical Consolidated Financial and Certain Other Data". Losses and negative cash flow from operations will continue while the Company concentrates on such activities and until it has established a sufficient revenue-generating customer base, if ever. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" regarding anticipated decreases in revenue for the fourth quarter of 1996. There can be no assurance that an adequate revenue base will be established or that sales of the Company's products and services will generate positive cash flow from operations. If the Company is not able to generate profits and positive cash flow in the next few years, the Company will most likely be unable to pay the principal of or interest on the Notes, and the Warrants may become worthless.

LETTER OF INTENT; ABILITY TO OBTAIN FIRM COMMITMENTS

         The Company intends to continue using a majority of the proceeds of the Private Placement to provide the capital necessary to permit the Company to offer the ERS ShelfNet System pursuant to the Tolling Plan, whereby the Company will own the ERS ShelfNet System and provide it to retailers on a fee basis. Although the Company has entered into the Letter of Intent which contemplates the installation of the ERS ShelfNet System in approximately 60 stores, the Letter of Intent is not a binding obligation and, in any case, is subject to numerous conditions, including the negotiation and execution of a definitive contract. There can be no assurance that the arrangements contemplated by the Letter of Intent will be consummated.

         Even if the Company provides the ERS ShelfNet System to the stores contemplated by the Letter of Intent, the Company may not be able to obtain other customers or install systems in more stores pursuant to the Tolling Plan or otherwise. In addition, under the Tolling Plan a customer may elect to terminate its usage of the ERS ShelfNet System after only one year. If the Company is not able to consummate the arrangements contemplated by the Letter of Intent or if the Company is not able to obtain other significant contracts to provide the ERS ShelfNet System or if the use of the ERS ShelfNet System is terminated by its customers after only an initial period, the Company's business and results of operations will be materially adversely affected.

SUBSTANTIAL LEVERAGE; DEBT SERVICE REQUIREMENTS

         As a result of the Private Placement, the Company is highly leveraged with indebtedness that is substantial in relation to its stockholders' equity. On a pro forma basis as of September 30, 1996, the Company had an estimated total outstanding indebtedness of approximately $99.9 million, including $94.9 million with respect to the Notes, and the Company would have had total stockholders' equity of $8.6 million. On a pro forma basis, after giving effect to the Private Placement as if the Private Placement had occurred on January 1, 1995, for the year ended December 31, 1995, and on January 1, 1996, for the nine months ended September 30, 1996, the Company's earnings would have been insufficient to cover fixed charges by $26.0 million and $17.8 million, respectively.

         Certain debt obligations of the Company, including the Indenture dated January 20, 1997, pursuant to which the Old Notes were issued (the "Indenture") and the Company's high degree of leverage could have important consequences to holders of the Warrants, including that (i) a substantial portion of the Company's cash flow from operations, if any, after February 1, 2000, will be required to be dedicated to the Company's interest expense obligations and may not be available to the Company for its operations, working capital, capital expenditures or other purposes, (ii) the Company's ability to obtain financing in the future may be limited, (iii) the

Company's flexibility to adjust to changing market conditions and ability to withstand competitive pressures as compared to less highly-leveraged competitors could be limited (including by reason of the covenants contained in the Indenture), and (iv) the Company may be more vulnerable to downturns in general economic conditions or in its business or be unable to undertake capital expenditures that are important for its growth strategy, any of which could have a material adverse effect on the Company and its ability to make payments of principal of, and interest on, the Notes.

         Since inception, the Company has not generated positive cash flow from operations. As a result, the Company has been required to pay its fixed charges (including interest on existing indebtedness) and operating expenses with the proceeds from sales of its equity securities, loans from stockholders and other credit arrangements. With the issuance of the Notes, as of February 1, 2000, the Company will be required to satisfy substantially higher periodic cash debt service obligations. Commencing August 1, 2000, cash interest on the Notes will be payable semi-annually at the rate of 13 1/4% per annUm (approximately $19.5 million per year). The full accreted principal amount at maturity of the Notes of $147,312,000 will become due on February 1, 2004.

         The Company's ability to make scheduled payments or to refinance its obligations with respect to the Notes (including, under certain circumstances, its obligation to purchase the Notes at 101% of the Accreted Value plus accrued and unpaid interest, if any, at the time) and its other indebtedness will ultimately depend on its financial and operating performance, which in turn is subject to prevailing economic and competitive conditions and to certain financial, business and other factors that may be beyond its control, including operating difficulties, increased operating costs, prices it can charge its customers, the response of competitors, regulatory developments and delays in implementing its strategy. The Company's ability to meet its debt service and other obligations will depend largely on the extent to which the Company can implement successfully its business strategy of achieving large-scale commercialization of the ERS ShelfNet System. There can be no assurance that the Company will be able to implement fully its strategy or that the anticipated results of its strategy will be realized. There can be no assurance that the Company will be able to generate sufficient cash flow or otherwise obtain funds in the future to cover interest and principal payments associated with the Notes and any other debt of the Company and its subsidiaries. See "Business -Business Strategy".

         In the event the Company is unable to meet its obligations with respect to its existing indebtedness, it may be required to reduce or delay capital expenditures, refinance or restructure all or a portion of its indebtedness, sell material assets or operations or seek to raise additional debt or equity capital. There can be no assurance that the Company will be able to effect any such refinancing or restructuring or sell assets or obtain any such additional capital on satisfactory terms or at all, or that the Company's cash flow and capital resources will be sufficient for payment of interest on and principal of its indebtedness in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

HOLDING COMPANY STRUCTURE

         The Company is a holding company and conducts substantially all of its operations through subsidiaries. As such, the Company has no substantial source of operating cash flow other than from dividends and distributions from its subsidiaries. Therefore, the Company's ability to make required principal and interest payments with respect to the Company's indebtedness (including the Notes) and other obligations depends on the earnings of its subsidiaries and on its ability to receive funds from its subsidiaries through dividends and other payments. Although the Indenture prohibits the Company from casting the imposition of or permitting to exist any restrictions on the ability of its subsidiaries to make such distributions, there can be no assurance that other factors, including legal or regulatory restrictions, will not limit the ability of such subsidiaries to make such distributions in the future. Although each of the Company's subsidiaries, at such future time as it incurs certain indebtedness, may be required to guarantee the Company's obligations under the Notes, any such guarantee is subject to certain limitations and such subsidiary's liability under its guarantee could be reduced to zero. To the extent that any subsidiary that does not guarantee the Company's obligations under the Notes is subject to or incurs indebtedness and becomes insolvent or is liquidated, secured and unsecured creditors of such subsidiary would be entitled to payment from the proceeds of such subsidiary's assets before the Company and its creditors would derive any value from such subsidiary's assets. Furthermore, because any such guarantees by the Company's subsidiaries will be unsecured, the secured creditors of any such subsidiary would be entitled to payment from such proceeds before the Company and its creditors would derive any value from such subsidiary's assets. As of September 30, 1996, after giving pro forma effect to the Private Placement, the Company's subsidiaries (including the Principal Subsidiary, as co-borrower under the CDA Note) had in aggregate $5.0 million of long-term indebtedness outstanding (exclusive of (i) the Notes and (ii) indebtedness to the Company in the amount of $37 million), all of which was secured. The Company's subsidiaries may incur additional indebtedness in the future, subject to certain restrictions imposed by the Indenture.

COMPETITION AND TECHNOLOGICAL CHANGE

         The Company believes that the only ESL system suppliers offering a product currently competing with the Company's system in the United States are Telepanel Systems Inc. ("Telepanel") of Markham, Ontario, Canada, Pricer, Inc. of Norwalk, Connecticut, a subsidiary of Pricer AB ("Pricer") of Uppsala, Sweden and, recently, NCR Corporation ("NCR"). However, the emerging market for ESL systems is characterized by rapid technological advances and evolving industry standards and is subject to a high degree of potential competition. As a result, the Company has been and will continue to be required to make substantial expenditures for engineering and development. Telepanel has publicly reported the existence of an arrangement with IBM whereby IBM may market the Telepanel system. Additionally, other companies that are larger than the Company and have greater financial and other resources than the Company may attempt to develop or market competing ESL systems. No assurance can be given that other companies, such as other vendors of POS systems, including Fujitsu-ICL, will not enter the market in which the Company competes or that the Company will have the resources required to respond to technological changes or to compete successfully in the future. The Company's ESL system is also subject to competition from vendors selling traditional paper labeling methods, as well as providers of hand-held portable data terminals. See "Business -- Competition".

PROTECTION OF INTELLECTUAL PROPERTY

         The Company's ability to compete effectively will depend, in part, on the competitive advantage it enjoys as a result of its intellectual property, and thus on its ability to continue to protect its intellectual property. The Company relies principally upon patent and copyright protection and its trade secret program to protect its proprietary technology. There can be no assurance that any additional patents will be issued as a result of any applications made by the Company therefor or that claims allowed under such patents or any existing patents will not be challenged or invalidated or will be of adequate scope to protect the Company's technology. The Company also relies on non-disclosure agreements with its employees, customers and consultants and other parties. There can be no assurance that such measures will be adequate to protect the Company's intellectual property. Although the Company believes that its products and technology do not infringe on the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future or that such claims will not be successful. In any case, the Company could incur substantial costs in defending itself in patent infringement suits brought by others and in prosecuting suits against patent infringers. See "Business -- Intellectual Property" and "Business -- Legal Proceedings".

DEPENDENCE ON SUPPLIERS AND CONTRACT MANUFACTURERS

         The Company does not manufacture any of the hardware components of the ERS ShelfNet System and is solely dependent upon third parties to manufacture and assemble components comprising the ERS ShelfNet System on a purchase order basis. The Company does not have written long-term arrangements with such contract manufacturers. In addition, the Company's ESLs currently incorporate a microprocessor which is supplied solely by Sanyo Semiconductor Corporation ("Sanyo"). While the Company, on the basis of its familiarity with the design of such microprocessor and the capabilities of other sources, believes that other suppliers could produce equivalent microprocessors within approximately four months of notification by the Company, any inability to obtain microprocessors from its current supplier in sufficient quantities could result in a temporary interruption of the Company's production of ESLs and any such replacement supplier could charge more for such production or produce a lower-quality unit, thus diminishing the Company's revenues and income from operations. Although the Company believes that several parties are available to manufacture the components of its system, the termination of the Company's relationship with one or more of its contract manufacturers, legal or regulatory changes in any country in which such manufacturer resides or an extreme loss of property (e.g., as a result of a fire, hurricane, etc.) to any such manufacturer may result in a temporary interruption in the manufacture and assembly of the Company's system and, thus, in the delay or loss of placements of the ERS ShelfNet System, with a corresponding loss of revenues. See "Business -Manufacturing".

DEPENDENCE ON SIGNIFICANT CUSTOMERS

         During the year ended December 31, 1995, 83% of the Company's revenues was attributable to purchases by three supermarket chains, and, in 1993 and 1994, 82% and 81%, respectively, of the Company's revenues were attributable to purchases by two supermarket chains (aggregating four chains for the entire three year period). The failure of such customers to continue to utilize systems from the Company could have a material adverse effect on the business of the Company. The Company's prior arrangements with a principal customer with respect to proposed sales of the ERS ShelfNet System expired during the fourth quarter of 1996. Although the Company is engaged in discussions regarding a new arrangement with such customer and the replacement of an additional supermarket arrangement relating to system sales, there can be no assurance that any such arrangements will be consummated. Additionally, customers who account for significant portions of the Company's revenues may have the ability to negotiate prices for the Company's products and services that are more favorable to such customers and that result in lower profit margins for the Company. See "Business -- Customers".

ABILITY TO MANAGE GROWTH

         If the ERS ShelfNet System is installed in the stores contemplated by the Letter of Intent and the Company is able to obtain significant orders from other large retailing chains, the Company will experience rapid growth, which in turn will place significant pressure on the Company's managerial, operational and financial resources. To manage its growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base, and any inability of the Company to attract and retain the executive and managerial personnel required by its expanding business could have a material adverse effect on the Company's business operating results and financial condition. The Company will also be required to develop and manage multiple relationships with various customers, business partners and other third parties. The Company's systems, procedures or controls may not be adequate to support the Company's operations, and Company management may not be able to achieve the rapid expansion necessary to exploit potential market opportunities for the Company's products and services. The Company's future operating results will also depend on its ability to expand its sales and marketing, and research and development, organizations, to implement and manage new distribution channels, to penetrate markets and to expand its support organization. Furthermore, there can be no assurance that the Company will be successful in procuring expanded third party sources for the manufacture and assembly of the components of the ERS ShelfNet System, in expanding the capabilities of its personnel and subcontractors engaged in the installation and servicing of its system or in lowering the costs of manufacturing, installing or maintaining its system. In addition, any anticipated expansion of the Company's marketing efforts outside of the United States will expose the Company to the economic, political and regulatory environments within the countries in which the Company's new and potential customers are located, which may be more restrictive or burdensome than those in the United States and with which the Company may be unfamiliar.

DEPENDENCE ON KEY PERSONNEL

         The Company is dependent on its ability to recruit, retain and motivate high quality personnel, including technical employees, competition for whom is intense. Any inability of new management to adjust quickly to, and perform as expected in, their respective roles within the Company, or any inability of the Company to attract and retain personnel with the requisite skills, could have a material adverse effect on the Company's business, operating results and financial condition. See "Management".

SUBSTANTIAL RESTRICTIONS AND COVENANTS

         The Indenture contains numerous financial and operating covenants, including, but not limited to, restrictions on the Company's ability to incur indebtedness, pay dividends, create liens, sell assets, engage in certain mergers and acquisitions, make investments and enter into new lines of business. Such covenants could materially limit or exclude potentially profitable activities in which the Company might otherwise engage. The ability of the Company to comply with the covenants and other terms of the Indenture, to make cash payments with respect to the Notes and to satisfy its other debt obligations will depend on the future performance of the Company. In addition, under certain circumstances, the Company will be required, subject to certain conditions, to offer to purchase all outstanding Notes at a price equal to 101% of the Accreted Value of the Notes at such time plus accrued interest, if any. There can be no assurance that the Company would be able to raise sufficient funds to meet this obligation. In the event the Company fails to comply with the various covenants contained in the Indenture, it would be in default thereunder and the maturity of substantially all of its long-term debt (including the Notes) could be accelerated.

CONTROL BY EXISTING STOCKHOLDERS

         Norton Garfinkle, Chairman of the Board and a director of the Company, together with two affiliated limited partnerships, and Bruce F. Failing, Jr., Vice Chairman of the Board and Chief Executive Officer and a director of the Company, together with a related trust established for the benefit of his children, beneficially own approximately 53% of the outstanding Common Stock (without giving effect to any outstanding stock options, convertible securities and warrants). Messrs. Garfinkle and Failing have entered into an agreement relating to the voting and disposition of such shares. Accordingly, Messrs. Garfinkle and Failing, acting together, effectively control the Company and are currently able to elect all of the Company's directors and to take any other action requiring majority stockholder approval.

TRANSACTIONS WITH AFFILIATES

         A significant source of funds for the Company historically has been certain credit arrangements with members of the Board of Directors and their affiliates and the sale of additional shares of its capital stock to such parties. No such credit arrangements are in effect as of the date of this Prospectus. In connection with such transactions, the Company has entered into registration rights agreements with such directors and their affiliates. As a result of holding the Company's convertible note and warrants, the Connecticut Development Authority (the "CDA") is also the beneficial owner of in excess of 5% of the outstanding Common Stock. The Company subleases certain premises to a company owned by Messrs. Garfinkle and Failing and is indebted to the CDA in accordance with its existing arrangements.

POTENTIAL LOSS OF NOLS

         As of September 30, 1996, the Company had net operating loss carryforwards ("NOLs") of approximately $42 million for U.S. federal income tax purposes. These NOLs, if not utilized to offset taxable income in future periods, will expire between 2008 and 2011. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations promulgated thereunder, impose limitations on the ability of corporations to use NOLs, if the corporation experiences a more than 50% change in ownership during any three-year period. The Company does not believe that it has experienced an ownership change between the Initial Public Offering and the date of this Prospectus, although it is possible that such an ownership change may occur or be deemed to have occurred as a result of events beyond the control of the Company (such as transfers of Common Stock by certain stockholders or the exercise or treatment of warrants, conversion rights or stock options issued by the Company). In addition, it is possible that the Private Placement itself will have caused or contributed to an ownership change, as a result of treatment of either the Notes or the Warrants as stock for purposes of Section 382 of the Code. There can also be no assurance that the Company will not take additional actions, such as the issuance of additional stock, that would cause an ownership change to occur. In addition, the NOLs are subject to examination by the Internal Revenue Service (the "IRS"), and are thus subject to adjustment or disallowance resulting from any such IRS examination. Accordingly, prospective purchasers of the Warrants or Warrant Shares should not assume the unrestricted availability of the Company's currently existing or future NOLs, if any, in making their investment decisions. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Income Taxes".

ABSENCE OF PUBLIC TRADING MARKET FOR WARRANTS

         The Company has not and does not intend to apply for the listing of the Warrants on any national securities exchange or to seek the admission thereof to trading in the Nasdaq Stock Market, and there can be no assurance as to the liquidity of any market for the Warrants or the Warrant Shares.

         See "-- Investment Company Act Considerations" for a description of certain risks associated with the Company being determined to be an "investment company".

LIMITED TRADING MARKET AND POSSIBLE VOLATILITY OF PRICE OF THE COMMON STOCK; ELIGIBILITY FOR THE NASDAQ STOCK MARKET

         Currently, the Company's Common Stock is quoted on The Nasdaq Stock Market and the Alternative Investment Market of the London Stock Exchange and is thinly traded. The market price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in earnings, estimates by analysts, conditions in the Company's market segment or general market or economic conditions. The Company's revenues and operating results may vary significantly from quarter to quarter as a result of various factors, including the timing of customer orders, delays in installation required by customers during peak selling periods, seasonal patterns of capital spending by customers and disruptions in sources of components. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" regarding anticipated decreases in revenue for the fourth quarter of 1996. In addition, in recent years, the stock market has experienced price and volume fluctuations. These fluctuations often have had a particularly substantial effect on the market prices for many emerging growth companies, and often such fluctuations have been unrelated to their specific operating performances. Such market fluctuations could adversely affect the market price of the Warrants.

         In order to maintain the listing of the Common Stock on The Nasdaq Stock Market, the Company will be required to satisfy the criteria for continued listing, which (as applied to the Company) presently include, without limitation, the requirement to maintain net tangible assets in the amount of $4.0 million. If under the then current requirements it were unable to do so, its Common Stock could be delisted. In the event the Tolling Plan is implemented as proposed, the Company does not anticipate that it will be able to maintain $4.0 million of net tangible assets through the year ending December 31, 1997. There can be no assurance that the Company will be able to satisfy the criteria for continued listing of its Common Stock on the Nasdaq Stock Market. The delisting of the Common Stock could adversely affect its market price and, therefore, the value of the Warrants and the Warrant Shares.

INVESTMENT COMPANY ACT CONSIDERATIONS

         The Investment Company Act of 1940, as amended (the "1940 Act"), requires the registration of, and imposes various substantive restrictions on, certain companies ("investment companies") that are, or hold themselves out as being, engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities, or that fail certain statistical tests regarding composition of assets and sources of income and are not primarily engaged in businesses other than investing, reinvesting, owning, holding or trading securities. As a result of the receipt and investment of the proceeds of the Private Placement a majority of the Company's assets will be invested in investment securities (as defined in the 1940 Act), and the Company may be deemed to be an investment company.

         In order to clarify the Company's status under the 1940 Act, the Company applied on January 15, 1997 (the "Application") to the Commission for an order under Section 3(b)(2) of the 1940 Act declaring that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities and in the alternative for an order under Section 6(c) of the 1940 Act exempting the Company from all provisions of the 1940 Act. Since the filing of the Application, the Company has automatically been exempt from regulation under the 1940 Act, and will continue to be exempt for a period of 60 days from such filing, as provided under Section 3(b)(2) of the 1940 Act. The Company does not intend to register as an investment company in reliance upon this temporary exemption and in the expectation that an exemptive order will be granted. However, there is no assurance that any such order will be granted or if granted will be granted prior to the expiration of such 60 day period. The staff of the SEC has informed the Company that it is the policy of the Commission not to take enforcement action for failure to register as an investment company following the expiration of the 60 day automatic exemption if a Company's bona fide application for an exemptive order is pending.

         Any order that may be granted may be conditioned on, among other things, (i) the Company limiting the nature of the securities in which the proceeds of the Private Placement are invested, which would be likely to result in the Company obtaining lower yields on the funds invested than might be available in the securities markets generally, (ii) compliance with Sections 9, 17(a), 17(d), 17(e), 17(f) and Sections 36-53 of the 1940 Act and the rules and regulations thereunder as if the Company were a registered investment company, and (iii) disclosure in the Company's reports required to be filed under the Exchange Act that any such order has been granted and that the Company is subject to certain provisions of the 1940 Act and the rules and regulations thereunder as if it were a registered investment company. In addition, the duration of any such order may be limited to a period of two years from the date of the filing of the Application and therefore may require the Company to reduce its holdings of securities and investment securities by January 15, 1999, so that the Company would no longer be considered an investment company under
Section 3(a) of the 1940 Act. Because the rate at which the proceeds of the Private Placement will be expended depends in part on circumstances not within the Company's control, there is no assurance that this timetable will be met.

         If the Company were required to register as an investment company under the 1940 Act, it would become subject to substantial regulation with respect to its capital structure, management, operations, transactions with affiliated persons (as defined in the 1940 Act) and other matters in addition to any such regulations that may apply as a result of the conditions discussed above that may be imposed by any exemptive order issued by the Commission. Application of all provisions of the 1940 Act to the Company would have a material adverse effect on the Company. In the event that an exemptive order is not granted by the SEC or expires prior to the time the Company would no longer be considered an investment company under Section 3(a) of the 1940 Act, the Company would take such action as may be prudent to seek to avoid becoming subject to further regulation under the 1940 Act. There is no assurance, however, that under such circumstances such regulation could be avoided.


                                 USE OF PROCEEDS

         There will be no proceeds to the Company from the sale of the Warrants or the Warrant Shares by the Selling Security Holders. Upon the exercise of the Warrants and the issuance of the Warrant Shares, the Company will receive $5.23 per common share, or aggregate gross proceeds of approximately $13,275,089. The Company intends to use any proceeds from the exercise of the Warrants, after deduction of related registration expense, in connection with the anticipated expansion of the Company's operations, including for manufacturing and carrying costs attendant to the implementation of the Company's business strategy described under "Business - Marketing and Sales - Tolling Agreements", and for general corporate purposes, including the funding of the Company's ongoing engineering and development efforts. In addition, the Company will continue to pursue its efforts to seek strategic partners to develop its business and may, from time to time, explore the acquisition of compatible technologies and products, and a portion of the proceeds may be used in connection with such future collaborative arrangements and acquisitions. The Company has no agreement, understanding, arrangement or commitment pertaining to any such future collaborative arrangement or acquisition. Any such collaborative arrangement or acquisition may be subject to certain limitations imposed by the provisions of the Indenture. The Company may also subsequently elect to utilize a portion of the proceeds from the exercise of the Warrants to satisfy its long-term indebtedness under the CDA Note (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources"), but has not made any such determination. However, there can be no assurance that any such Warrants will be exercised by the Selling Security Holders or, accordingly, that the Company will receive any proceeds from the exercise of the Warrants.

                            SELLING SECURITY HOLDERS

         Certain Selling Security Holders may sell their Warrants or Warrant Shares on a delayed or continuous basis. This Registration Statement has been filed pursuant to Rule 415 under the Securities Act to afford holders of the Company's outstanding warrants that were acquired in the Private Placement and the Common Stock issuable upon the exercise of such warrants the opportunity to sell such securities in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act.

         The following table sets forth certain information as of _______________________, 1997, with respect to the number of Warrants and Warrant Shares held by each Selling Security Holder. None of the Selling Security Holders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Warrants and the Warrant Shares except as noted herein. The Warrants and the Warrant Shares offered by this Prospectus may be offered from time to time by the Selling Security Holders named below:

                                  COMMON STOCK ISSUABLE
                                UPON EXERCISE OF WARRANTS                           WARRANTS
-----------------------------------------------------------------------------------------------------------------------
                 ------------------------------------------------------------------------------------------------------
                 BENEFICIALLY OWNED                BENEFICIALLY      BENEFICIALLY OWNED              BENEFICIALLY OWNED
NAME OF SELLING     PRIOR TO THIS     OFFERED      OWNED AFTER         PRIOR TO THIS     OFFERED     AFTER THIS OFFERING
 SECURITYHOLDER       OFFERING        FOR SALE     THIS OFFERING         OFFERING        FOR SALE
------------------------------------------------------------------------------------------------------------------------
                                                 NUMBER OF  PERCENT                                  NUMBER OF  PERCENT
                                                  SHARES      OF                                      SHARES   OF SHARES
                                                            SHARES
------------------------------------------------------------------------------------------------------------------------


                           [To be filed by amendment.]


         The Selling Security Holders may offer all or some of the Warrants that they hold and the Common Stock issuable upon the exercise of such warrants pursuant to the offering contemplated by this Prospectus at various times. Therefore, no estimate can be given as to the amount of Warrants or Warrant Shares that will be held by the Selling Security Holders upon completion of such offerings.


                              PLAN OF DISTRIBUTION

         The Warrants or the Warrant Shares may be offered by the Selling Security Holders in transactions in the over-the-counter-market at prices obtainable at the time of sale or in privately negotiated transactions at prices determined by negotiation. The Selling Security Holders may effect such transactions by selling the Warrants or the Warrant Shares to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of the Warrants or the Warrant Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Additionally, agents or dealers may acquire Warrants, Warrant Shares or interests therein as a pledgee and may, from time to time, effect distributions of the Warrants, Warrant Shares or interests in such capacity. Sales of the Warrants or Warrant Shares may also be made pursuant to Rule 144A adopted under the Securities Act. Except for the sale of the Warrant Shares upon exercise of the Warrants, the Company is not selling any of the Warrants or Warrant Shares.

         The Selling Security Holders, the brokers and dealers through whom sales of the Warrants or Warrant Shares are made and any agent or dealer who distributes Warrants or Warrant Shares acquired as pledgee may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Warrants or Warrant Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

                    PRICE OF COMMON STOCK AND DIVIDEND POLICY

PRICE OF COMMON STOCK

         The Company's Common Stock is currently traded on the over-the-counter market, with price quotations reported on the Nasdaq Stock Market under the symbol "ERSI." As of January 20, 1997, the number of record holders of the Company's Common Stock was 357.

         The Common Stock began trading on the Nasdaq Stock Market on April 30, 1993. The following table sets forth, for the calendar Periods indicated, the range of quarterly high and low sales prices for the Common Stock, as reported by Nasdaq. Quotations represent prices between dealers and do not include retail mark-ups, mark-downs or commissions.

1995                                                   HIGH                 LOW
First Quarter...................................     $ 6.50              $   4.63
Second Quarter..................................       5.75                  3.00
Third Quarter...................................       5.25                  3.50
Fourth Quarter..................................       4.75                  2.38

1996                                                   HIGH                 LOW

First Quarter...................................     $ 3.25               $  1.63
Second Quarter..................................       2.38                  1.63
Third Quarter...................................       4.13                  1.63
Fourth Quarter..................................       4.25                  2.63

1997                                                   HIGH                 LOW

First Quarter (through January 20, 1997)........     $ 4.94               $  3.38


         On February 12, 1997 the reported closing price per share was $6.25.

         Since July 11, 1996, the Common Stock has also been admitted to trading on the Alternative Investment Market of the London Stock Exchange.

DIVIDEND POLICY

         The Company has never paid or declared any cash dividends or its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company intends to retain its earnings, if any, for the future operation and expansion of its business. The payment of dividends in the future will depend upon the restrictions imposed by the Indenture, the Company's available earnings, the capital requirements of the Company, its general financial condition and other factors deemed pertinent by the Board of Directors.

                                 CAPITALIZATION

         The following table sets forth the consolidated cash and consolidated capitalization of the Company as of September 30, 1996, and as adjusted to give effect to the Private Placement and the application of the net proceeds therefrom. The table should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

                                                  SEPTEMBER 30, 1996
                                                 ---------------------
                                                                AS
                                                  ACTUAL     ADJUSTED
                                                 --------    ---------
                                                 (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................     $  9,651    $ 104,651
                                                 ========    =========
 Long-term debt
                                                 $  4,987     $  4,987
   CDA Note.................................
   13 1/4% Senior Discount Notes Due 2004...           --       94,900
                                                 --------    ---------
   Total long-term debt.....................        4,987       99,887
                                                 --------    ---------
Common stock purchase warrants(1)...........           --        5,100
                                                 --------    ---------
Stockholders' equity:

   Preferred stock, undesignated (par value
     $1.00 per share; 2,000,000 shares
     authorized; none outstanding)..........           --           --
   Common stock (par value $0.01 per share;
     25,000,000 shares authorized; 21,034,195
     issued and outstanding)(2)(3)..........          210          210
   Additional paid-in capital...............       50,644       50,644
   Accumulated deficit......................      (42,258)     (42,258)
                                                 --------    ---------

     Total stockholders' equity.............        8,596        8,596
                                                 --------    ---------
       Total capitalization.................     $ 13,583    $ 113,583
                                                 ========    =========


---------------------------

(1) Reflects the $5.1 million ascribed to the Warrants issued in connection with the Private Placement. No assurance can be given that the value allocated to the Warrants is indicative of the price at which the Warrants may actually trade.

(2) In January 1997, the stockholders of the Company authorized an amendment to the Company's certificate of incorporation increasing the number of authorized shares of Common Stock from 25,000,000 shares to 35,000,000 shares.

(3) On December 17, 1996, the Company had 21,047,106 shares of Common Stock outstanding, which did not include (i) 2,538,258 shares of Common Stock initially reserved for issuance upon exercise of the Warrants, (ii) 1,047,492 shares of Common Stock which may be issued upon exercise of outstanding stock options granted to directors, officers and employees of the Company, (iii) 699,724 shares of Common Stock subject to purchase upon exercise of a warrant ("the CDA Warrant") to purchase shares of Common Stock through August 1999 held by the CDA, (iv) 816,993 shares of Common Stock (computed as of January 20, 1997) issuable upon conversion of the CDA Note (as defined); and (v) 50,000 shares of Common Stock subject to purchase through June 1998 upon the exercise of additional warrants issued by the Company.

        SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND CERTAIN OTHER DATA

         The following tables reflect selected historical consolidated financial and certain other data with respect to the Company for the periods indicated and should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

         The following selected historical consolidated statement of operations and balance sheet data, insofar as it relates to each of the years 1991-1995, has been derived from audited annual consolidated financial statements, including the consolidated balance sheet at December 31, 1994 and 1995 and the related consolidated statement of operations for the three years ended December 31, 1995 and the notes thereto included elsewhere in this Prospectus. The selected historical consolidated statement of operations data for the nine months ended September 30, 1995 and 1996 and the selected historical consolidated balance sheet data as of September 30, 1996 have been derived from unaudited condensed consolidated financial statements included elsewhere in this Prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The unaudited interim period results are not necessarily indicative of the results to be expected for the full year.


                                                                                                      NINE MONTHS
                                                       YEAR ENDED DECEMBER 31,                           ENDED
                                                                                                     SEPTEMBER 30,
                                      --------    --------   ---------   ---------   ---------   ---------   ---------
                                         1991       1992      1993(1)       1994        1995        1995       1996
                                      --------    --------   ---------   ---------   ---------   ---------   ---------
                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE)
CONSOLIDATED STATEMENT OF
   OPERATIONS DATA
Revenues...........................   $    102    $    941   $   1,122   $   2,376   $   2,973   $   1,903   $   4,270
Cost of goods sold.................        878       2,373       1,718       3,822       4,113       2,763       4,673
                                      --------    --------   ---------   ---------   ---------   --------     --------
   Gross profit (loss).............       (776)     (1,432)      (596)      (1,446)     (1,140)      (860)        (403)
                                      --------    --------   ---------   ---------   ---------   --------     --------
Operating expenses:
   Selling, general and                  3,207       4,628      5,966        6,039       6,952      5,044        5,080
     administrative................
   Research and development........      1,627       2,503      2,325        2,571       2,491      2,094          786
   Stock option compensation(2)....         --          --      7,454        1,119          27         80           32
   Patent license fee..............         --         700         --           --          --         --           --
   Depreciation and amortization...         75         157        177          149         107         81          123
                                      --------    --------   ---------   ---------   ---------   --------     --------
     Total operating expenses......      4,909       7,988     15,922        9,878       9,577      7,299        6,021
                                      --------    --------   ---------   ---------   ---------   --------     --------
     Loss from operations..........     (5,685)     (9,420)   (16,518)     (11,324)    (10,717)    (8,159)      (6,424)
                                      --------    --------   ---------   ---------   ---------   --------     --------
Other income (expenses):
   Interest income.................         --          44        438          288         134         82          179
   Interest expense................       (510)       (922)      (340)         (65)       (291)      (223)        (283)
   Gain (loss) on short-term                --          --         --         (177)          6          5           --
   investments.....................
   Other...........................        (11)        (66)        --           --          --         --           --
     Total other income (expenses).       (521)       (944)        98           46        (151)      (136)        (104)
                                      --------    --------   ---------   ---------   ---------   --------     --------
   Loss before minority interest in     (6,206)    (10,364)   (16,420)     (11,278)    (10,868)    (8,295)      (6,528)
     consolidated affiliate........
   Minority interest in loss of             --         831        423           --          --         --           --
     consolidated affiliate........
     Net loss(3)...................   $ (6,206)   $ (9,533)  $ (15,997)  $ (11,278)  $ (10,868)  $ (8,295)    $ (6,528)
                                      ========    ========   =========   =========   =========   ========     ========
Earnings per share:
   Weighted average number of
     common shares outstanding(4)..                             11,461      11,682      11,743     11,741       14,528
                                                             =========   =========   =========   ========     ========
Net loss per common share(5).......                          $   (1.40)  $   (0.97)  $   (0.95)  $  (0.72)    $  (0.47)
                                                             =========   =========   =========   ========     ========

                                                   DECEMBER 31,                          SEPTEMBER 30,
                                       -------------------------------------------------------------------
                                         1991       1992      1993(1)      1994        1995         1996
                                       -------    --------   --------    ---------   --------     --------
                                                              (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Net working capital (deficiency)...    $  (670)   $  2,800   $ 11,642    $   3,452   $  5,283     $ 12,091
Total assets.......................      1,082       5,445     13,241        5,195      8,316       14,465
Long-term debt.....................      8,996      14,199         --        1,981      3,335        4,987
Minority interest in consolidated           --       8,531         --           --         --           --
affiliate..........................
Stockholders' equity (deficiency)..     (9,230)    (19,374)    12,405        2,268      3,215        8,596


                                                                                                      NINE MONTHS
                                                       YEAR ENDED DECEMBER 31,                           ENDED
                                                                                                     SEPTEMBER 30,
                                       --------    --------   ---------   ---------  ---------   --------    --------
                                          1991       1992      1993(1)      1994       1995        1995       1996
                                       --------    --------   ---------   ---------  ---------   --------    --------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT INSTALLATION DATA)
OTHER DATA:
EBITDA(6)..........................    $ (5,556)   $ (8,371)  $ (15,290)  $ (10,839) $ (10,114)  $ (7,735)   $ (5,706)
Cash flows from operating activities     (5,267)     (8,133)    (11,855)    (10,026)   (11,160)    (8,253)     (6,327)
Cash flows from investing activities       (449)       (324)     (8,641)      6,737        100        662        (758)
Cash flows from financing activities      5,633      12,866      18,606       1,901     13,139     11,935      13,526
Depreciation and amortization......         140         240         367         374        463        337         539
Capital expenditures...............         449         324         574         303        452        287         245
Deficiency of earnings to fixed
   charges(7)......................
                                         (6,206)    (10,364)    (16,420)    (11,278)  (10,868)     (8,295)      (6,528)
Pro forma deficiency of earnings to
   fixed charges(8)................
                                             --          --         --          --    (26,000)         --      (17,767)
Stores with ERS ShelfNet System
installed at end of period......
                                             --           7          13          21         42         33          64


---------------------------

(1) Reflects the consummation of the Combination immediately prior to the closing of the Initial Public Offering.

(2) The non-cash compensation expense recognized for 1993 included compensation earned for services prior to the Combination and compensation earned for the period subsequent to the Combination through December 31, 1993. Compensation expense recognized in 1994 and 1995 and the first nine months of 1996 related to services provided by employees during those periods.

(3) Prior to the closing of the Initial Public Offering, the Company was treated as an "S Corporation" for U.S. federal income tax purposes.

(4) In 1993, prior to the closing of the Initial Public Offering, the calculation of weighted average number of common shares outstanding included as common stock equivalents 725,104 shares subject to options outstanding. Subsequent to such closing, the calculation does not reflect common share equivalents that are anti-dilutive.

(5) Net loss per common share data for periods prior to December 31, 1993 has not been presented as it is not meaningful due to the Combination consummated immediately prior to the closing of the Initial Public Offering.

(6) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is presented because the Company believes it is a widely accepted financial indicator of an entity's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of the operating performance of the Company or other consolidated operation or cash flow data prepared in accordance with generally accepted accounting principles, or as an alternative to cash flows as a measure of liquidity. For the years ended December 31, 1993 and 1994, EBIDTA included non-cash charges for stock option compensation expense of $7.5 million and $1.1 million, respectively; for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, such amounts were not material.

(7) For purposes of determining the deficiency of earnings to fixed charges, "earnings" consist of earnings before fixed charges and "fixed charges" consist of interest on all debt and that portion of rental expense that the Company believes to be representative of interest.

(8) The pro forma deficiency of earnings to fixed charges, as adjusted to give effect to the Private Placement and the application of the net proceeds therefrom.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The market for ESL systems is in the development stage, and the Company estimates that, as of September 30, 1996, approximately 115 stores in the United States were operating such systems, out of a potential market in excess of 100,000 supermarkets and other stores. Large supermarket chains have tested the productivity benefits as well as the technical functionality of ESL systems in pilot stores, as a result of which the Company believes they are in a position to consider rolling out the systems. The Company's objective is to be the worldwide leader in the emerging ESL system market as product adoption and penetration increases.

         Because the market for ESL systems is in the development stage, market acceptance of and demand for these systems are subject to a high level of uncertainty. The Company's success will depend upon the rate at and extent to which retailers choose to install ESL systems throughout their stores. The initial acceptance and rate of installation by retailers may be affected by numerous factors beyond the Company's control, including the customer's assessment of the benefits of and the need for ESL systems and the customer's available capital resources.

         Since its inception in April 1990, the Company has been engaged primarily in the development, design, market testing and, more recently, sale of the ERS ShelfNet System. The Company subcontracts to third parties the manufacture and assembly of the components comprising the ERS ShelfNet System. In addition, the Company engages unaffiliated parties to augment its internal development resources and to assist it in the continued development of the ERS ShelfNet System. Since inception and through September 30, 1996, the Company has generated cumulative revenues of $11.8 million, and has incurred a cumulative net loss of approximately $62.9 million, which includes non-cash charges in the amount of $8.6 million for stock option compensation expense.

         The Company historically has marketed the ERS ShelfNet System for sale at prices generally in excess of $100,000 per store. The purchase of an ESL system from the Company has therefore represented a significant capital expenditure for capital-constrained retailers, which they have compared to alternative uses of capital. The Company now intends also to market its ERS ShelfNet System on a fee based, or "tolling", arrangement whereby the Company will own the system and, with no upfront cash cost to the retailer, furnish the system to retailers (generally for a period of up to five years), who will pay monthly fees to the Company based largely on their actual usage of the system. The Company believes the Tolling Plan will increase market acceptance of the ERS ShelfNet System. However, there can be no assurance that the pricing strategy will be accepted by customers or will be successful in helping the Company to attain profitability.

         Under the Tolling Plan, the Company will recognize revenues as monthly usage and other fees are billed to customers. Also, under the Tolling Plan the Company will retain ownership of the systems, which will be reflected as long-term assets on the Company's consolidated balance sheet and which will be depreciated on a straight-line basis over the shorter of their economic lives or five years. Such assets will be subject to periodic impairment testing as prescribed by Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

         Revenues. The Company's revenues were $4,270,000 for the nine months ended September 30, 1996, compared to $1,903,000 for the corresponding period in 1995. The increase in revenues was primarily attributable to greater product sales in 1996, including software license fees in the second quarter. For the first nine months of 1996 and all of 1995, product sales were to five customers within the supermarket industry.

         Cost of goods sold. Cost of goods sold consists of the cost of hardware components of the ERS ShelfNet System, system installation costs, depreciation of tools and dies owned by the Company and utilized in the manufacturing of hardware components, amortization of capitalized software costs, warranty and maintenance costs, freight and inventory obsolescence.

         Cost of goods sold was $4,673,000 for the nine months ended September 30, 1996, compared to $2,763,000 for the nine months ended September 30, 1995. Cost of goods sold for the nine months ended September 30, 1996 included warranty and maintenance expenses of $718,000, compared to $381,000 in the corresponding 1995 period. The increase in warranty and maintenance costs reflected the growing installation base for the ERS ShelfNet System. The Company anticipates that system enhancements implemented in 1995 and 1996 will decrease future warranty and maintenance expenses per installation and, in the future, that the cost of goods sold will decrease as a percentage of revenues as a result of higher manufacturing volumes of its components and as the installation process is improved.

         Selling, General and Administrative. Selling, general and administrative costs consist of personnel costs associated with selling and administrative staff, overhead, market research and development, and customer service personnel. Selling, general and administrative costs were $5,080,000 in the nine months ended September 30, 1996, compared to $5,044,000 in the corresponding period in 1995.

         Research and Development. Research and development expenses were $786,000 for the nine months ended September 30, 1996, compared to $2,094,000 for the corresponding period in the previous year. Expenses incurred in the development of the hardware components of the ERS ShelfNet System were $763,000 for the nine month period ended September 30, 1996, compared to $1,189,000 for the same period in 1995, which reflected reduced payments to third parties for development activities. During the nine month period ended September 30, 1996, the Company capitalized $513,000 of product development costs that will be amortized over the shorter of the estimated useful life of the related software product or process or three years. During the nine month period ended September 30, 1995, the Company capitalized $78,000 of product development costs.

         Stock Option Compensation. The Company recorded $32,000 in non-cash compensation expense for the nine month period ended September 30, 1996, compared to $80,000 for the corresponding period in 1995. Non-cash compensation expense resulted from the Company's issuance of stock options to its employees at exercise prices below the fair market value at date of grant and has been recognized as an expense over the employees' respective service periods.

         Interest Income. Interest income increased to $179,000 for the nine month period ended September 30, 1996, compared to $82,000 for the same period in 1995, due to increased cash and cash equivalents available for investment.

         Interest Expense. Interest expense was $283,000 for the nine month period ended September 30, 1996, compared to $223,000 for the corresponding period in 1995. Interest expense in 1996 represents interest on amounts borrowed from the CDA and, in 1995, on amounts borrowed from the CDA and pursuant to a revolving credit facility between the Company and certain members of the Board of Directors and their affiliates.

         Income Taxes. Through September 30, 1996, the Company incurred net losses since inception which generated net operating loss carryforwards for U.S. federal income tax purposes of approximately $42 million, which NOLs are generally available to offset future taxable income and expire at various times from 2008 through 2011 for U.S. federal income tax purposes.

         Section 382 of the Code, and regulations promulgated thereunder, impose limitations on the ability of corporations to use NOLs, if the corporation experiences a more than 50% change in ownership during any three-year period. The amount of the NOL which may be utilized on an annual basis following such an ownership change would be equal to the product of the value of the outstanding stock of the Company immediately prior to the ownership change (reduced by certain contributions to the Company's capital made in the two years prior to the ownership change) multiplied by the "long-term tax-exempt rate" which is determined monthly (5.64% for an ownership change occurring in December 1996).

         Although the Company does not believe that it has experienced an ownership change since the closing of the Initial Public Offering, it is possible that such an ownership change may occur or be deemed to have occurred as a result of events beyond the control of the Company, as a result of the Private Placement or as a result of additional actions, such as transfers of Common Stock by certain stockholders or the issuance of additional stock. In addition, the NOLs are subject to examination by the IRS, and are thus subject to adjustment or disallowance resulting from any such IRS examination. See "Risk Factors -- Potential Loss of NOLs".

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

         Revenues. The Company's revenues were $2,973,000 in 1995, compared to $2,376,000 in 1994. The increase of $597,000 in 1995 was attributable to an increase of $436,000 in product sales. The total increase in revenue also reflected a $161,000 increase in maintenance revenue associated with a larger installed customer base. All revenues were attributable to sales to customers in the supermarket industry. Approximately 30% of revenues in 1995 was attributable to a single customer, with three customers accounting for 83% of total revenues. In 1994, a single customer was responsible for 67% of revenues and 81% of revenues was attributable to two customers.

         Cost of Goods Sold. Cost of goods sold was $4,113,000 in 1995, compared to $3,822,000 in 1994, reflecting increased product sales in 1995. The Company realized lower hardware component costs on installations during 1995 as compared to 1994, reflecting an increase in the use of high volume, low cost suppliers. In addition, included in cost of goods sold in 1994 is $300,000 of product performance-related costs expected to be non-recurring. Such product performance-related costs included a $125,000 provision for the upgrade of certain prior customer installations with an enhanced version of a component of the ERS ShelfNet System and the costs of a special quality and performance audit of customer installations. Cost of goods sold in 1995 included warranty and maintenance expenses of $561,000. The comparable costs in 1994 were $206,000, excluding such special product performance-related costs. The increase in warranty and maintenance costs reflected the growing installation base for the ERS ShelfNet System.

         Selling, General and Administrative. Selling, general and administrative costs increased $913,000, to $6,952,000 in 1995 compared to $6,039,000 in 1994. The increase in selling, general and administrative costs was primarily attributable to efforts to expand the Company's organization in anticipation of sales growth.

         Research and Development. Research and development expenses were $2,491,000 in 1995, compared to $2,571,000 in 1994. Expenses incurred in the development of the hardware components of the ERS ShelfNet System were $1,523,000 in 1995, compared to $989,000 in 1994, due to an increased use of third parties to augment the Company's internal activities in the area of long-term product development. Expenses incurred in the development of the Company's software system were $968,000 in 1995, compared to $1,582,000 in 1994. During the year ended December 31, 1995, the Company also capitalized $475,000 of product development costs that will be amortized over the shorter of the economic life of the related software product or process or three years.

         Stock Option Compensation. In connection with the Combination, the Company issued to its employees, in replacement for outstanding performance units, options for the purchase of 725,104 shares of its Common Stock at an exercise price of $.01 per share. As a result, and taking into account subsequent additional below-market option issuances and option terminations, the Company recorded non-cash compensation expense of $27,000 in 1995 and $1,119,000 in 1994.

         Interest Income. Interest income decreased to $134,000 in 1995, compared to $288,000 in 1994, due to the decrease in the level of short-term investments. Short-term investments were sold during 1995 and 1994 to fund the Company's operating cash requirements.

         Interest Expense. Interest expense increased $226,000 to $291,000 in 1995, compared to interest expense of $65,000 in 1994. Interest expense represented interest on amounts borrowed from the CDA and, through July 24, 1995, a revolving credit facility between the Company and members of the Board of Directors and their affiliates.

         Gain (Loss) on Short-Term Investments. The Company recognized $6,000 in gains in 1995 and $177,000 in losses in 1994 on the market value of short-term investments. There were no unrealized gains or losses on short-term investments at December 31, 1995. At December 31, 1994, short-term investments of $1,027,000 were recorded net of a valuation allowance of $77,000 for unrealized losses. The remaining $100,000 of such losses had been realized in 1994.

         Income Taxes. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize any future tax benefits resulting from these losses, the impact of this potential tax benefit has been eliminated in the Company's Consolidated Financial Statements as of December 31, 1995 and 1994. See Note 12 of the notes to consolidated financial statements included herein and "Risk Factors -- Potential Loss of NOLs".

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

         Revenues. The Company's revenues were $2,376,000 in 1994, compared to $1,122,000 in 1993. The increase of $1,254,000 in 1994 was attributable to an increase of $1,153,000 in product sales. The total increase in revenue also reflected a $101,000 increase in maintenance revenue associated with a larger installed customer base. All revenues were attributable to sales to customers in the supermarket industry. Approximately 67% of revenues in 1994 and 58% of revenues in 1993 were attributable to a single customer.

         Cost of Goods Sold. Cost of goods sold was $3,822,000 in 1994, compared to $1,718,000 in 1993, reflecting increased product sales in 1994. The Company realized lower hardware component costs on installations during 1994 as compared to 1993, reflecting an increase in the use of high volume low cost suppliers. Additionally, included in cost of goods sold in 1994 was $300,000 of product performance-related costs expected to be non-recurring. Cost of goods sold in 1994 included warranty and maintenance expenses of $206,000, excluding such special product performance-related costs. The comparable costs in 1993 were $111,000. The increase in warranty and maintenance costs reflected the growing installation base for the ERS ShelfNet System.

         Selling, General and Administrative. Selling, general and administrative costs increased $73,000, to $6,039,000 in 1994, compared to $5,966,000 in 1993. The Company's 1993 results included non-recurring costs of approximately $176,000 for consulting services related to the Company's continuing effort to seek further manufacturing and installation cost reduction measures. The increase in selling, general and administrative costs of less than 5% in 1994 compared to the prior period (excluding such non-recurring costs) primarily reflected efforts in 1993 to build an organization sufficient to sustain a larger customer base and anticipated sales growth in 1994.

         Research and Development. Research and development expenses were $2,571,000 in 1994, compared to $2,325,000 in 1993. Expenses incurred in the development of the hardware components of the ERS ShelfNet System were $989,000 in 1994, compared to $829,000 in 1993, due to an increased use of third parties to augment the Company's internal activities in the area of long-term product development. Expenses incurred in the development of the Company's software system were $1,582,000 in 1994, compared to $1,496,000 in 1993, due to expansion of the Company's internal software development activities and resources.

         Stock Option Compensation. The Company recorded non-cash compensation expense of $1,119,000 in 1994, compared to $7,454,000 in 1993. The decrease in stock option compensation expense reflected increased expirations of the service periods during which such compensation would have been earned.

         Interest Income. Interest income decreased to $288,000 in 1994, compared to $438,000 in 1993, due to the decrease in the level of short-term investments. Short-term investments were sold during 1994 to fund the Company's operating cash requirements.

         Interest Expense. Interest expense of $65,000 in 1994 represented interest at the rate per annum of 7.4% on the principal amount borrowed from the CDA in August 1994. Interest expense in 1993 consisted of interest on notes payable to stockholders and interest accrued on compensation owed to the Company's then President. The interest rate on the notes payable to such stockholders averaged 8% in 1993. In connection with the Combination, such notes payable to stockholders and accrued interest thereon were contributed to capital and all accrued compensation and interest thereon was paid from a portion of the proceeds of the Initial Public Offering.

         Gain (Loss) on Short-Term Investments. During 1994, pursuant to the Company's adoption of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company recognized $177,000 in losses on the market value of short-term investments. At December 31, 1994, short-term investments of $1,027,000 were recorded net of a valuation allowance of $77,000 for unrealized losses. The remaining $100,000 of such losses had been realized in 1994. The impact of the new accounting standard on short-term investments held at December 31, 1993 was not material.

         Minority Interest in Loss of Consolidated Affiliate. During July 1992, the Company organized the Partnership, whose purpose was to further develop and market the Company's ESL system. Prior to the Combination, the Company was the controlling partner of the Partnership, and accordingly, the accounts of the Partnership were consolidated with those of the Company. In 1993 the minority interest in the loss of the Partnership was $423,000. Effective upon the Combination, the Partnership interests were contributed to Common Stock and additional paid-in capital.

         Income Taxes. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize any tax benefits from these losses, the impact of the potential tax benefit of its net operating loss carryforwards has been eliminated in the Company's Consolidated Financial Statements as of December 31, 1994 and 1993. See "Risk Factors -- Potential Loss of NOLs".

NEW ACCOUNTING STANDARDS

         In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("FAS 121"), which is effective for fiscal years beginning after December 15, 1995. FAS 121 requires that an impairment loss be recognized when circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of FAS 121 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

         In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123"), effective for fiscal years beginning after December 15, 1995. FAS 123 indicates a preference for a fair value based method of accounting for employee stock options, but allows for continuation of the intrinsic value based method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company adopted FAS 123 effective January 1, 1996 and has chosen to continue its use of the intrinsic value based method of accounting, but will present all required FAS 123 disclosures in its Annual Report on Form 10-K for the year ended December 31, 1996.

LIQUIDITY AND CAPITAL RESOURCES

         As of September 30, 1996, the Company had net working capital of $12,091,000, reflecting cash and cash equivalents of $9,651,000, compared to net working capital of $5,283,000, reflecting cash and cash equivalents of $3,210,000 at December 31, 1995. The increase in net working capital and in cash and cash equivalents resulted primarily from the offshore public offering and contemporaneous private placement of Common Stock in July 1996. Net cash used in operations was $6,327,000 for the nine months ended September 30, 1996, compared to net cash of $8,253,000 used in operating activities in the corresponding 1995 period. Although, during the first three quarters of 1996, the Company has had successively larger quarterly revenues, the Company anticipates quarterly revenues during the last quarter of 1996 in a substantially lesser amount than the prior quarter, as a result, among other factors, of the transition to its new marketing and product plans.

         On July 11, 1996, the Company completed: (i) the offshore public offering (the "Regulation S Transaction") of an aggregate of 4,963,500 shares of its Common Stock, in accordance with Regulation S under the Securities Act, as a result of which the Company received gross proceeds of approximately $11.2 million, and (ii) the contemporaneous private placement (the "1996 Private Placement") of an aggregate of 911,657 shares of Common Stock to subscribers, including certain members of the Board of Directors and their affiliates, as a result of which the Company received gross proceeds of approximately $2.1 million. The effective price per share of Common Stock in such transactions was approximately $2.25.

         In connection with completion of such transactions, holders of all 125,556 outstanding shares of the Company's Series A Cumulative, Convertible Preferred Stock, $1.00 par value (the "Series A Preferred Stock"), converted their shares, in accordance with their terms, into an aggregate of 3,138,900 shares of Common Stock, in exchange for payments aggregating $235,000 (the "Preferred Stock Payments"). Following completion of such transactions, including the issuance of 218,957 shares (the "Commission Shares") of Common Stock as commissions in the Regulation S Transaction, the Company had outstanding 21,033,062 shares of Common Stock.

         The aggregate net proceeds to the Company in such transactions were in the estimated amount of approximately $12 million (approximately $10.2 million in the Regulation S Transaction and approximately $2.0 million in the 1996 Private Placement, in the aggregate net of the Preferred Stock Payments). Net expenses do not reflect non-cash expenses represented by the Commission Shares but reflect finder's fees in the amount of $199,000, which were applied to the acquisition of shares in the Regulation S Transaction.

         The Company borrowed the remaining $1,650,000 under its facility with the CDA (all such indebtedness under such facility, the "CDA Indebtedness") during the first quarter of 1996. The aggregate of $5,000,000 of CDA Indebtedness is repayable five years after the August 1994 closing on such facility and is convertible to shares of Common Stock, through August 12, 1997 at an adjusted conversion price calculated at $3.00 plus the average market price of the Common Stock during the eighteen months prior to conversion and thereafter at $3.00 plus the average market price of the Common Stock during the twelve months prior to conversion. At closing, the CDA acquired five-year warrants to purchase 699,724 shares (as adjusted through September 30, 1996) of Common Stock, exercisable at an adjusted price through August 12, 1997 calculated as $2.58 plus the average market price of the Common Stock during the eighteen months prior to exercise, and thereafter as $2.58 plus the average market price of the Common Stock during the twelve months prior to exercise. Under its arrangements with the CDA, the Company will be obligated to comply with certain covenants (some of which remain in effect for up to ten years from closing), whether or not the CDA Indebtedness has been repaid in full, or be subject to certain penalties including immediate repayment of the CDA Indebtedness in full. In the event of specified changes in control of the Company coupled with prepayment of its note, the Company has rights to repurchase such warrants and shares at the fair market value thereof (calculated pursuant to such arrangements), and thereby, subject to the foregoing, extinguish such covenants. In all events (and notwithstanding any such repurchase), if the Company relocates outside of Connecticut before August 2004, all advances made by the CDA are subject to acceleration, together with a penalty of $250,000.

         The Company's capital expenditures were $245,000 and $287,000 for the nine months ended September 30, 1996 and 1995, respectively. The Company anticipates that capital expenditures will approximate

$400,000 in 1996. For the nine months ended September 30, 1996 and 1995, the Company also capitalized $513,000 and $78,000, respectively, of product development costs.

         In addition to selling the ERS ShelfNet System to customers at a price generally in excess of $100,000 per store, under the Company's proposed Tolling Plan the Company will offer the system on a fee-based arrangement whereby the Company retains ownership of the system. See "Business -- Marketing and Sales -- Tolling Agreements" below for a description of fixed and variable charges proposed by the Company under the Tolling Plan. As a result, the Company will have substantial manufacturing and carrying costs attendant to introduction of the Tolling Plan, which will not initially be covered by revenues calculated on the basis of usage fees paid by customers. Accordingly, the Company will require substantial funds in order to support the introduction of the Tolling Plan.

         To date, the Company has not generated positive cash flow from operations, and has historically funded its operations primarily through loans from its stockholders, the sale of interests in an affiliated partnership, the Initial Public Offering consummated in 1993, its arrangements with the CDA, the sale of Series A Preferred Stock to members of the Board of Directors and their affiliates, the Regulation S Transaction, the 1996 Private Placement and the Private Placement. The Company will utilize the proceeds from the Private Placement in connection with the anticipated expansion of its operations, including for manufacturing and carrying costs attendant to the Tolling Plan, and for general corporate purposes, including the funding of the Company's ongoing engineering and development efforts. The Company believes that the proceeds of the Private Placement, together with existing cash and cash equivalents, will be sufficient to meet the Company's currently anticipated operating and capital expenditure requirements for the foreseeable future.

         The Company continues actively to explore, evaluate and have discussions with respect to collaborative development projects and related arrangements, and the Company may consider additional transactions, consistent with the provisions of the Indenture, that will further enhance its liquidity. The Company has not reached any determination with respect to the size or nature of any such transaction or whether any such transaction will be undertaken, and there can be no assurance that any such transaction will be effected.

                                    BUSINESS

GENERAL

         The Company develops and provides ESL systems designed to allow supermarket chains and other retailers to increase productivity, reduce labor costs and improve management information systems. The Company is the leading provider in the United States of ESL systems, based on management's estimates of installed ESL systems. The ERS ShelfNet System has been designed to replace paper price tags on retail shelves with electronic liquid crystal display units and to provide a suite of applications to enhance a retailer's pricing, inventory, shelf management, merchandising and promotional activities. The ERS ShelfNet System is comprised of proprietary hardware and software that electronically link a store's shelves to its POS systems and central computer.

         The ERS ShelfNet System functions as a local area network, utilizing open systems networking architecture driven by the Company's software and communications hardware, which are designed to interface with other store and vendor applications. Each ESL is a miniature data transceiver that is capable of storing, receiving and returning alphanumeric messages. The ERS ShelfNet System is designed to allow retailers to:

        - Implement price changes almost instantaneously from the store's central computer or directly from corporate or regional headquarters;

        - Ensure pricing integrity by accurately displaying and monitoring product prices;

        - Streamline stock monitoring activities to reduce lost sales resulting from the failure to properly stock items;

        - Increase the speed and accuracy of placing product displays and promotional material by reducing and simplifying the tasks required of store employees; and

        - Audit inventory more efficiently and improve computerized inventory ordering systems.

ERS believes these features enable retailers to reduce labor costs, increase productivity and pricing accuracy, and improve inventory management, thereby raising such retailers' gross margins and lowering their operating costs in the highly competitive U.S. retailing market.

         As of November 15, 1996, the ERS ShelfNet System was installed in 63 U.S. retail stores, including stores owned by such leading supermarket chains as Vons, Stop & Shop Supermarket Company, HEB, Big Y Foods, Inc., Shaw's, Lucky, The Great Atlantic & Pacific Tea Company, Inc. and K Mart Corporation, and one supermarket owned by the Overwaitea Food Group in Canada. The Company's customers include five of the 15 largest supermarket chains in the United States. The Company estimates that, as of September 30, 1996, of the approximately 29,800 supermarkets in the United States, approximately 115 stores were operating ESL systems.

RECENT DEVELOPMENTS

         In December 1996, ERS announced that (i) it will launch a new marketing and pricing program designed to facilitate rapid market acceptance and installation of the ERS ShelfNet System and (ii) it plans in the first quarter of 1997 to introduce enhancements to the ERS ShelfNet System that provide spread spectrum microwave transmission of data directly to battery operated, wireless ESLs. The Company expects that implementation of these initiatives will reduce the cost of installing and maintaining the ERS ShelfNet System. In addition, ERS has signed the Letter of Intent with the Overwaitea Food Group providing for installation of the ERS ShelfNet System in approximately 60 supermarkets beginning in 1997. Such arrangements are subject to numerous conditions, including the negotiation and execution of a definitive contract.

NEW MARKETING AND PRICING PROGRAM

         The Company historically has marketed the ERS ShelfNet System for sale, at prices generally in excess of $100,000 per store. The purchase of an ESL system from the Company has therefore represented a significant capital expenditure for retailers. As a result, the Company believes that retailers have compared potential investments in the ERS ShelfNet System to alternative uses of capital, such as store acquisitions and improvements. The Company now intends also to offer the ERS ShelfNet System on a fee based, or "tolling", arrangement whereby the Company will own the system and, with no upfront cash cost to the retailer, furnish the system to retailers (generally for a period of up to five years), who will pay monthly fees to the Company based primarily on their actual usage of the system. As a result, the Company believes that the Tolling Plan will increase market acceptance of the ERS ShelfNet System.

         Management estimates that, under the Tolling Plan, the annual cost savings and benefits realized by its anticipated supermarket customers using the ERS ShelfNet System could substantially exceed the anticipated annual cost to the customer for the enhanced system proposed by ERS. For example, management estimates, based on studies conducted in collaboration with the Company's current customers, that a supermarket with 15,000 ESLs that changes 2,500 to 4,500 prices per week could, under the Company's proposed Tolling Plan, realize annual net cost savings and benefits of approximately $40,000 to approximately $240,000 per store through the anticipated level of usage of the full suite of applications afforded by the ERS ShelfNet System. However, there can be no assurance that any such benefits will be realized by any customer. See "Risk Factors -- Use of Assumptions to Estimate Net Cost Savings and Benefits".

ENHANCEMENT OF THE ERS SHELFNET SYSTEM

         The Company plans to introduce enhancements to the ERS ShelfNet System that provide spread spectrum microwave transmission of data directly to wireless ESLs. The enhanced ERS ShelfNet System is designed to provide additional flexibility and convenience to customers by expanding potential coverage by the Company's ESLs to the entire store and allowing the retailer to change store placement of the ESLs more easily. The Company believes that the cost of installing and maintaining its wireless ESLs will be lower than that of its current ESL system, which requires the wiring of store aisles.

LETTERS OF INTENT

         ERS has signed a non-binding Letter of Intent with the Overwaitea Food Group providing for installation of the ERS ShelfNet System in approximately 60 supermarkets beginning in 1997. The Company also is pursuing other such arrangements with other leading U.S. supermarket operators. The Letter of Intent is, and all such additional arrangements, if any, will be, subject to numerous conditions, including negotiation and execution of definitive contract terms. See "-- Marketing and Sales" below for a description of the terms to be proposed initially by the Company.

SECURITIES OFFERINGS

         In July 1996, the Company raised approximately $12 million in net proceeds pursuant to an offshore public offering of shares of Common Stock in accordance with Regulation S under the Securities Act and the contemporaneous private placement of Common Stock to subscribers, including members of the Board of Directors and their affiliates. In January 1997, the Company raised approximately $95 million in net proceeds as a result of the Private Placement.

BUSINESS STRATEGY

         The Company's strategy is to achieve increasing recurring revenue through greater market penetration of the ERS ShelfNet System. The Company intends to focus its initial marketing efforts under the Tolling Plan on the supermarket sector of the retail industry, to continue to reduce the manufacturing costs of the system to increase the

Company's profitability and to continue to enhance, develop and support value-added applications of the ERS ShelfNet System.

        - Tolling Plan. The Company believes that its Tolling Plan will facilitate more rapid market acceptance of the ERS ShelfNet System because it does not require an initial cash investment by the customer. The Company intends to use a portion of the proceeds from the Private Placement to install the ERS ShelfNet System in the supermarkets covered by the Letter of Intent and for other retailers under the Tolling Plan.

        - Initial Focus on Supermarket Sector. The Company intends initially to focus its marketing efforts on the supermarket sector because of the Company's established relationships with supermarket chains and the installed base of the ERS ShelfNet System in supermarkets, as well as the Company's belief that supermarket operators generally are more receptive than other retailers to utilizing technology to reduce operating costs and improve productivity. The Company estimates that, as of September 30, 1996, of the approximately 29,800 supermarkets in the United States, approximately 115 stores were operating ESL systems.

        - Reduce Manufacturing Costs. The Company intends to continue its efforts to reduce the cost of manufacturing its wireless ESLs through the application of established chip manufacturing techniques to the ESL's integrated circuit, the integration of various components in the ESL and the achievement of significant economies of scale expected as a result of the higher manufacturing volumes the Company believes will arise from the implementation of the Tolling Plan.

        - Value-Added Applications. In order to increase the appeal of the Company's system to prospective customers (by increasing the level of potential cost savings) and to encourage existing customers to adopt the enhanced system (and install additional systems), the Company intends to develop additional applications for, and enhance existing applications of, the ERS ShelfNet System.

RETAIL INDUSTRY OVERVIEW

         The Company's target market consists of retailers that stock a large number of stockkeeping units ("SKUs"), operate in highly competitive environments, have relatively low margins and change prices frequently. Such retailers include supermarkets, mass merchandisers, chain drug stores and convenience stores. The Company believes that such retailers generally seek automated solutions to reduce labor costs and improve efficiencies in operations. The approximate number of supermarkets, discount mass merchandisers, chain drug stores and convenience stores in the United States is set forth in the table below. The table does not include the European market, where the aggregate number of comparable stores is greater than in the United States.

          TYPE OF STORE                  NUMBER OF STORES
          -------------                  ----------------
Supermarkets.....................              29,800
Discount mass merchandisers......               9,455
Chain drug stores................              20,366
Convenience stores...............              56,000
                                              -------
         Total                                115,621
                                              =======


    Source: Progressive Grocer Annual Report, April 1996; MMR Annual Report, April 29, 1996.

         The Company believes that many of its target retailers are capital constrained and have compared potential investments in the ERS ShelfNet System to alternative capital expenditures. Such alternative uses of capital include purchasing additional stores, remodeling and refurbishing existing stores, making acquisitions and investing in technology, including ESL systems. The Company's Tolling Plan is designed to eliminate a retailer's upfront cash cost to install the ERS ShelfNet System, instead assessing tolling charges largely for services the retailer actually uses. Thus, the ERS ShelfNet System will constitute an operating expense (that the Company estimates to be more than offset by cost savings and benefits) rather than a capital expenditure for retailers, allowing retailers to conserve capital for other projects while also choosing to install the ERS ShelfNet System.

SUPERMARKET SECTOR

         The supermarket sector is mature, intensely competitive and tends to have margins that are among the lowest in the retailing industry. The Company estimates that an average supermarket stocks approximately 19,500 SKUs, most of which are available at competitive stores, and runs frequent promotions with respect to many of these items. As a result, a supermarket's success depends in large part on the efficiency of its operations, which in turn affects its ability to offer competitive prices and maintain acceptable operating margins. Supermarkets are under constant pressure to reduce costs, manage inventory more effectively and offer competitive prices.

         Historically, supermarkets have been among the first retailers to adopt technologies designed to reduce labor and other costs, improve operations and enhance customer service. For example, POS scanners were first introduced in the supermarket sector and have achieved the greatest level of market penetration there. While fewer than 15 supermarkets in the United States had POS scanners in 1974, by 1995 approximately 95% of all chain supermarket stores and approximately 80% of independent supermarket stores had installed POS scanners. POS systems have enabled retailers to reduce labor costs, improve pricing integrity and increase efficiency while also providing additional applications such as electronic funds transfer and computerized inventory management. The Company believes that supermarkets and other retailers will more quickly adopt other technological innovations as a result of their experience with POS scanners. As a result, and because of the Company's established relationships with supermarket chains and its installed base of ERS ShelfNet Systems in supermarkets, the Company intends to continue to focus its marketing efforts in the supermarket sector.

CHALLENGES FACING RETAILERS THAT AFFECT THE COMPANY

         The Company has designed the ERS ShelfNet System to address competitive, productivity, cost and merchandising issues for retailers as summarized below:

MANUAL PRICE CHANGES

         Although POS systems have enabled supermarkets to achieve efficiencies at the "front end" of the store, the center of the typical store has not been automated and remains labor intensive. The Company estimates that an average supermarket carries approximately 19,500 SKUs and changes approximately 2,500 prices per week at the shelf with newly printed paper labels. These price changes require numerous manual steps resulting in (i) significant labor costs and (ii) delays in implementing price changes following special promotions or to reflect increases in wholesale costs, which adversely affect supermarket profitability.

PRICING INTEGRITY

         In addition to being labor intensive and time-consuming, manual implementation of price changes also is more susceptible to pricing inaccuracy, which has come under increased scrutiny by customers and governmental entities. Stores with inaccurate prices risk customer dissatisfaction as well as fines and penalties levied by governmental agencies. According to Supermarket News, February 5, 1996, over 90% of supermarket executives surveyed rate the issue of pricing verification as extremely or highly important. As a result, supermarket operators incur significant expense in auditing pricing integrity and correcting pricing inaccuracies.

MERCHANDISING MANAGEMENT

         Supermarkets actively promote products at the shelf with a variety of merchandising materials such as "hangers" or "bibs", which are affixed to the shelf or a product's price label and alert consumers to pricing or promotional activities. Supermarkets install and remove bibs manually, with employees generally walking the aisle and checking promotional items against a printed list arranged according to the shelfset schematics (called "planograms"). The Company believes using such a printed list is an unnecessarily time-consuming, inaccurate and costly process.

REPLENISHMENT/INVENTORY MANAGEMENT

         Supermarkets lose sales (and their corresponding margins) when products are inadvertently missing from the prescribed shelfset, often due to lost or damaged paper labels. In addition, damaged and handwritten paper labels result in increased order entry errors, which increases both out-of-stocks (resulting in lost sales) and labor costs associated with the product ordering process.

SHELFSET MANAGEMENT

         Typically, supermarkets carefully develop planograms for the management of products and product categories in the stores, on the belief that products perform best in the aggregate when arranged on shelves as prescribed by the planogram. When paper labels are lost, damaged or moved, deviations from the planogram occur, resulting in a higher incidence of out-of-stock items, loss of sales of potentially high margin items, continued stocking of discontinued or unauthorized products, and increased time and labor associated with new cut-ins to a shelfset that differ from the planogram.

ERS SHELFNET APPLICATIONS

         The ERS ShelfNet System has been designed (i) to replace paper price tags on retail shelves with electronic liquid crystal display units, and (ii) to provide a suite of applications to address the challenges to retailers of manual price changes, pricing integrity, merchandising management, replenishment/inventory management and shelfset management. The ERS ShelfNet System's applications are designed to include Instant Response Pricing, Integrated Electronic Pricing, QuickP.O.P.(TM), AccuStock(TM) and ShelfSet Audit.

            RETAIL CHALLENGE                                            ERS SOLUTION
Manual Price Changes..................    Instant  Response  Pricing.  The ERS ShelfNet System allows  retailers to implement price changes almost  instantaneously  from the store's central computer or directly from corporate or regional  headquarters,  which the
                                          Company  believes  facilitates  significant  labor  savings  from  manual implementation  of price changes.  In addition,  electronic price changes are significantly  faster to implement,  which the Company believes leads to  increased  margins  as prices  may be  increased  promptly  following special promotions or increases in wholesale prices.

Pricing Integrity.....................    Integrated  Electronic  Pricing.  The ERS ShelfNet System  electronically
                                          links  a  store's  POS  systems  and  its  ESLs,  virtually   eliminating
                                          discrepancies  between  prices  displayed on the store shelves and prices
                                          charged  at  checkout.   This  assurance  of  pricing  integrity  permits
                                          retailers to reduce or eliminate  manual pricing audits and fines paid to
                                          governmental  entities  for  pricing  inaccuracies.   In  addition,  such
                                          pricing  accuracy  can  result  in  fewer  price  checks  and  errors  at
                                          checkout,   can  result  in  faster  checkout  times,   improved  cashier
                                          productivity and increased customer satisfaction.

Merchandising Management..............    QuickP.O.P.   The  ERS  ShelfNet  System's  QuickP.O.P.   application  is
                                          designed to increase the speed and accuracy of placing  product  displays and  promotional  material  by  causing  the  ESL  to  flash,  indicating products  that require the  addition or removal of bibs or hangers.  This is intended to eliminate the  time-consuming  and potentially  inaccurate process of checking  promotional  items  against a printed list  arranged according to the planogram.

Replenishment/Inventory Management....    AccuStock.  The ERS ShelfNet System's  AccuStock  application is designed to

            RETAIL CHALLENGE                                            ERS SOLUTION
                                          allow  authorized  store personnel to change ESLs from a price display to an  out-of-stock  message and to replace the current  system of noting out-of-stocks  manually,  with the use of a label scanner, which requires follow-up by the store employee.  AccuStock  facilitates  simple notation of  out-of-stocks  during  normal  stocking  procedures,  with the system automatically  generating  an  out-of-stock  report  that can be resolved quickly by store management.  In addition, the display of an out-of-stock message,  rather than removal of a paper label, holds the shelf placement for the missing product, increasing planogram integrity.

Shelfset Management...................    ShelfSet  Audit.   The  ERS  ShelfNet  System  is  designed  to  maintain
                                          shelfsets  more easily,  because the ESLs stay locked in place and cannot be moved  back and  forth as can  paper  tags.  In  addition,  the ESL is designed to display product facing  information and section,  shelf,  and
                                          bay  locations  for  simple,  more  accurate  and  less   paper-intensive
                                          planogram  implementations  or changes.  These  features  are intended to reduce  labor  associated  with  shelfset  management  and  stocking  and increase planogram compliance and monitoring.


Management estimates that, under the Tolling Plan, its anticipated supermarket customers using the ERS ShelfNet System (including the full suite of its applications at the anticipated level of usage) could realize annual net cost savings and benefits ranging from approximately $40,000 to approximately $240,000 per store. See "-- Recent Developments -- New Marketing and Pricing Program" above.

THE ERS SHELFNET SYSTEM

         The Company's ESL system replaces paper price tags on retail shelves with liquid crystal display labels and transmits pricing and other information to and from the shelf edge. The Company's current system utilizes a communications hub to transmit data to controllers on each aisle wired to the ESLs. The Company plans to introduce enhancements to its system which permit the transmission of data directly to wireless ESLs.

         Each ERS ShelfNet System generally consists of 10,000 to 20,000 ESLs and the necessary communication and support infrastructure to link the ESLs with the store's central computer and POS systems. The Company's enhanced system consists of the following components:

ELECTRONIC SHELF LABEL

         Each ESL is a mini data transceiver contained in a plastic case, which displays price and other information by means of a wide-angle view liquid crystal display window. The ESL is also able to display pricing and other promotional information for the consumer and inventory and reorder information for store employees, and is equipped with two buttons designed to allow store staff to interact with the store computers from the ESL on the shelf. The Company offers four different sizes and types of ESLs for use in different applications, such as SKUs for coolers and freezers. The Company's currently installed ESLs are powered through the rails to which they are connected, whereas the wireless ESLs which the Company plans to introduce in the first quarter of 1997 are powered by long-life batteries.

SPREAD SPECTRUM WIRELESS NETWORK

         Communication to the ESLs is managed by a high frequency, real-time communication system that uses spread spectrum technology. Active cell antennas in the store ceiling send and receive signals to and from wireless ESLs in their respective coverage areas. The cells form a radio frequency infrastructure in which multiple, non-overlapping cells may be active simultaneously, while overlapping cells synchronize their transmissions, permitting spectrum re-use. The redundancy of transmission provided by ERS' spread spectrum network helps to eliminate interference problems and to ensure that complete information is clearly communicated.

COMMUNICATION HUB

         The local area network's communication hub, located in the store's back office area, has two functions: (i) the hub distributes signals to the ESLs through computerized information processors which relay information to active cell antennae in the store ceiling and from the antennae to the individual product ESLs located on the shelf and (ii) the hub receives information from the information processors which has been relayed by the antennae in the ceiling after receipt from the ESLs located on the shelf.

SYSTEM CONTROLLER

         The system controller is a personal computer or the existing in-store processor, also located in the store's back office area, which is linked directly to the store's electronic POS system. The system software resides in the system controller, and allows the same pricing data that is incorporated into the POS system to be used with the ERS ShelfNet System simultaneously. The system controller communicates the pricing or other data directly to and from the communication hub. The system controller is designed to receive information from the store's corporate or regional headquarters (such as product price or promotional information) and to communicate data to such headquarters (such as product order information).

SOFTWARE SYSTEM

         The Company's ESL system is designed to be compatible with electronic POS scanning systems and is compatible with systems provided by the three major, worldwide suppliers of POS systems, IBM, NCR, and Fujitsu-ICL. The Company's system may also be interfaced with major store operating systems, such as OS/2, Windows NT and Unix. Because the "intelligence" of the ERS ShelfNet System is located in the system controller and not the individual ESLs, the Company is able to incorporate new functions into its system by upgrading software without replacing any hardware.

         The Company's system can be linked to an in-store laser printer capable of printing paper overlays for ESLs, paper labels for non-electronic shelves and other promotional items. The Company furnishes its customers with specific procedures and guidelines for each application which show store managers how to utilize the ERS system and software tools, and a data collection and analysis format to document productivity increases and to monitor ongoing improvements in store operations.

MARKETING AND SALES

GENERAL

         The Company historically has marketed its ERS ShelfNet System for sale, at prices generally in excess of $100,000 per store, a significant capital expenditure for retailers. The Company now intends also to market the ERS ShelfNet System under its Tolling Plan, whereby the Company will own the system and, with no upfront cash cost to the retailer, furnish the system to retailers who will pay monthly fees to the Company based largely on their actual usage of the system.

         The Company will continue to focus its marketing efforts on major national and regional supermarket chains. The Company believes that each supermarket chain will typically choose a single supplier of ESL systems to maximize chainwide efficiency. Therefore, the Company's marketing strategy is to make installations in a small number of stores in each of the largest supermarket chains in North America and then to build upon such installations by installing systems through the rest of the chain's stores. In response to retailing trends, the Company has also increased its marketing efforts to mass merchandisers.

         Based upon its experience to date, the Company expects that the adoption process for the ERS ShelfNet System will occur in four successive phases, as follows:

        - Detailed review of store procedures and systems and documentation of expected cost savings and benefits;

        - Agreement for multi-store adoption of the ERS ShelfNet System subject to design, installation and implementation of a single store evaluation system and concurrent design of integration plans, operating procedures and training programs for broader use by the retailer;

        - Installation of the first group of stores within a chain, defined by a geographic or merchandising region, to establish final chain-wide operating procedures; and

        -       Chain-wide commercial rollout.

TOLLING AGREEMENTS

         The Company has signed a non-binding Letter of Intent providing for installation of the ERS ShelfNet System in approximately 60 supermarkets beginning in 1997. The Letter of Intent is subject to numerous conditions, including negotiation and execution of a definitive contract.

         Under the terms proposed by the Company, the Company will own the ERS ShelfNet System and furnish the system to qualified customers, identified by the Company as those retailers who meet minimum requirements with respect to price change potential per store and number of ESLs ordered. The Company's contract with such customers will provide for: (i) a fixed rate charge per ESL per month and (ii) a base rate charge per ESL price change, calculated on the basis of average weekly changes over the prior three months, less volume discounts. Charges will be billed to the customer on a monthly basis. In addition to such amounts, the Company will collect transaction fees for usage of each value added application, subject to monthly maximum applications surcharges and also to initial periods during which no such surcharge, or a discounted surcharge, will be billed. The Company intends to use such initial discounts to encourage retailers to use such applications.

         The Company's proposals will allow the customer to terminate the program and return the Company's system at any time after the first twelve months. The customer's fees will cease upon termination, except for agreed upon amounts in certain circumstances.

ORGANIZATION

         The Company currently markets its products directly to major retail chains through a marketing and sales force which, with sales support staff, consists of ten employees. The Company's marketing and sales personnel have significant retail experience, including experience in the POS system and local area network industries. The Company's marketing staff works with existing and potential customers to define their needs for ESL systems and to coordinate their implementation of the ERS ShelfNet System. The Company exhibits its system at major trade shows worldwide and produces and distributes promotional materials to increase market awareness of the Company's system. In addition, the Company will continue to investigate the feasibility of marketing its system through indirect channels such as value added resellers and distributors.

COLLABORATIVE DEVELOPMENT

         The Company has collaborated with supermarket retailers and suppliers of in-store wireless networks, printing services, merchandise planning systems and other retail systems providers in order to develop a better understanding of customer needs and to offer comprehensive customer solutions. The Company will continue to pursue such efforts and will seek strategic partners to assist the Company in the broad market adoption and roll-out of the Company's enhanced system.

CUSTOMERS

         As of November 15, 1996, the ERS ShelfNet System was installed in 63 U.S. retail stores, including those owned by such leading supermarket chains as Vons, The Stop & Shop Supermarket Company, HEB, Big Y Foods, Inc., Shaw's, Lucky, The Great Atlantic & Pacific Tea Company, Inc., and K Mart Corporation, and one supermarket owned by the Overwaitea Food Group in Canada. The Company's customers include five of the 15 largest supermarket chains in the United States.

         In June 1996, the Company obtained a sub-contract from NCR under NCR's prime contract to upgrade POS systems at U.S. military commissaries, subject to receipt of purchase orders by the Company from NCR. Pursuant to such arrangements, NCR has delivered an order for a software license covering the installation of the ERS ShelfNet System.

         During the year ended December 31, 1993, Vons and Lucky accounted for 58% and 24%, respectively, of the Company's consolidated revenues; during the year ended December 31, 1994, HEB and Vons accounted for 14% and 67%, respectively, of the Company's consolidated revenues; and during the year ended December 31, 1995, HEB, Vons and Shaw's accounted for 30%, 27% and 26%, respectively, of the Company's consolidated revenues.

INSTALLATION AND CUSTOMER SERVICE

         The ERS ShelfNet System is designed to be installed in a store without disrupting normal store operations. In connection with the introduction of its enhanced system, the Company intends to use a team comprised of one Company employee and two sub-contracted installers to install communications infrastructure and software and, if rail strips are also ordered by the customer, up to an additional five sub-contracted installers to install such hardware. The ESLs generally will be programmed at the Company's facilities and shipped to the site where they will be installed by the customer.

         The Company's customer service group is staffed with employees experienced in POS and other retail systems. The Company's Tolling Plan will commit the Company to a standard maintenance contract, at no additional charge, with extended maintenance services available at additional charges to the customer.

MANUFACTURING

         The Company utilizes third parties to manufacture and assemble the components comprising the ERS ShelfNet System. The Company's ESLs currently incorporate a microprocessor which is supplied solely by Sanyo. However, the Company believes that other suppliers could produce equivalent microprocessors within approximately four months. The Company's policy is to maintain an inventory of microprocessors sufficient to meet substantially all of its requirements during any such period. The Company intends to evaluate, from time to time, establishing relationships with other manufacturers of microprocessors to provide a second source of supply for its ESLs.

         The Company intends to maintain its practice of utilizing manufacturing subcontractors, and has a supply arrangement with Surface Mount Technology Ltd., of Hong Kong, for the assembly of ESLs. The Company also continues to utilize Modulus, Inc. as a domestic source for the assembly of its ESLs. The Company has not experienced interruptions or delays in the manufacture or assembly of its systems, and believes that alternative sources of system components are readily available.

ENGINEERING AND DEVELOPMENT

         The Company's principal engineering and development efforts have been conducted through software and hardware development groups located at its facilities in Connecticut and Massachusetts. These groups focus on improvements to current technology and also on new applications of existing technology. The Company's engineering staff also generates the functional specifications and development schedules for each of the Company's customers. The Company has also from time to time engaged third parties to design hardware components based upon requirements or specifications developed by the Company, and entered into arrangements with hardware and software developers to augment the Company's internal activities in the area of long-term product development. The Company's arrangements with such developers are typically subject to termination by the Company without penalty, and continuation of such arrangements will in each case depend upon the satisfactory achievement by such developers of specified milestones or other satisfactory performance by them.

         During the years ended December 31, 1993, 1994 and 1995, the Company incurred expenses for research and development activities of, respectively, $2,325,000, $2,571,000 and $2,491,000. During the year ended December 31, 1995, the Company capitalized an aggregate of $475,000 in costs of internal labor and outside services associated with product development. During the nine months ended September 30, 1995 and 1996, the Company incurred expenses for research and development of $2,094,000 and $786,000, respectively, and capitalized an aggregate of $78,000 and $513,000, respectively, of product development costs.

INTELLECTUAL PROPERTY

         The Company has aggressively pursued an intellectual property rights strategy to protect its product developments. The Company's policy is to file patent applications to protect its technology, inventions and improvements that are important to the development of its business, and to seek copyright protection with respect to its software. The Company also relies upon trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain its competitive position.

         The Company holds eleven United States patents and has six additional United States patent applications pending, one pending provisional patent application and eleven foreign patent applications pending. The Company also has other applications under preparation and intends to continue to file patent applications on its novel products and systems. Certain of these patents and patent applications are directed to salient features of the Company's ESL system, in particular relating to the ESL and associated hardware, and the communications network linking the components of the system.

         The Company's wholly-owned subsidiary, Amacrine International, Inc. ("Amacrine"), is entitled to use, and to grant sublicenses with respect to, certain Telepanel patents directed to an alphanumeric display module and radio frequency communications system, which Amacrine designed and developed for Telepanel under a technical services agreement which existed between such companies. The Company has become aware of certain statements made by Telepanel, which the Company believes are without merit, regarding whether Telepanel is entitled to a sublicense fee in respect of such patents.

         The Company attempts to protect certain computer software and service applications through the use of copyright and trade secret law. The Company relies on non-disclosure agreements with its employees, customers, consultants, and strategic partners.

         In 1993 in connection with the settlement of certain litigation, the Company was granted a limited non-exclusive license in the United States, Canada, the United Kingdom, Australia, Japan and Germany covering certain United States and foreign patents, of which Telepanel is the exclusive licensee, in consideration of a $700,000 payment made by the Company to Telepanel. During 1994, the United States patent underlying Telepanel's patent rights applicable to such license expired.

         See "Risk Factors -- Protection of Intellectual Property" for a description of certain risks involving the Company's intellectual property.

COMPETITION

         The Company believes that the only ESL system suppliers offering a product currently competing with the Company's system in the United States are Telepanel, Pricer and, recently, NCR. Telepanel has publicly reported the existence of an arrangement with IBM whereby IBM may market the Telepanel system. See "-- Intellectual

Property" above for a description of the settlement in January 1993 of certain patent litigation between the Company and Telepanel. The Company believes NCR also has developed and is testing an ESL system in the United States. Outside of the United States, in addition to Pricer, the Company expects to compete with a number of companies with ESL systems under development.

         As more fully described under "Risk Factors -- Competition and Technological Change" above, the emerging ESL system market is characterized by rapid technological advances and evolving industry standards, and the Company may be subject to a high degree of potential competition with additional companies which may attempt to develop or market competing ESL systems. In the future, the Company may face competition from vendors of POS systems, or scanner manufacturers which offer products related to POS systems, who may elect to enter the market for ESL systems. The ERS ShelfNet System is also subject to competition from vendors selling traditional paper labeling methods, as well as providers of hand-held portable data terminals.

         The principal competitive factors in the Company's business are product functionality, price/performance and reliability. The Company believes that it competes favorably on each of these factors.

EMPLOYEES

         As of November 1, 1996, the Company had 59 full-time employees, consisting of 24 engaged in engineering and development and manufacturing support, ten in marketing and sales activities, 18 in customer services and seven in general administrative and executive functions. At such date, the Company had an additional 29 part-time employees, engaged primarily in customer service functions. The Company does not have a collective bargaining agreement with any of its employees and considers its relationship with its employees to be excellent.

FACILITIES

         The Company's executive offices are located at 372 Danbury Road, Wilton, Connecticut, where the Company leases approximately 14,700 square feet of space (exclusive of space subleased to an affiliate). The Company's lease expires in July 1997 and requires payment of annual rent (net of sublease payments) in the amount of approximately $241,000 (in addition to increases in operating expenses and real estate taxes). Of the Company's space in Wilton, approximately 1,900 square feet is devoted to office and administrative uses, approximately 6,600 square feet to engineering and development activities, and approximately 6,200 square feet to marketing, sales and customer service functions.

         The Company leases an additional space of approximately 5,000 square feet for engineering and development activities in Westford, Massachusetts, and at other smaller locations where required to support its operations. The foregoing facilities are regarded by management as adequate in all material respects for the current requirements of the Company's business.

         As described under Note 7 of the Notes to the Company's Consolidated Financial Statements included elsewhere in this Prospectus, the CDA Note is secured by the assets of the Company and the Principal Subsidiary.

LEGAL PROCEEDINGS

         In 1992, in proceedings commenced by the Company in the High Court of Justice, Chancery Division, England against defendants John Baxter and Epsi'lanne (UK) Limited, the defendants served counterclaims seeking, among other things, to enjoin the Company from selling its system in the United Kingdom. The Company does not believe that these counterclaims have any merit.

GOVERNMENT REGULATION

         Accuracy in pricing on the part of supermarkets has been an objective of state and local regulation. At least 18 states currently have laws or regulations requiring some form of "unit pricing" (which require prices and price per measure to be displayed at the shelf), and at least nine states (and other local jurisdictions) have laws requiring

"item pricing" (which require the marking of prices on individual consumer packages for some or all products in the retail store). The existence of item pricing laws applicable to any of the Company's intended customers increases such customers' costs of providing price information to consumers and may decrease or eliminate some of the potential benefits of implementation of the ERS ShelfNet System. In some of the states that have item pricing laws, such pricing is not required if the price is clearly presented on the shelf and consumers are offered the means by which to mark individual items. In the State of Connecticut, the item pricing law allows the State's Department of Consumer Protection to exempt from item pricing requirements stores employing an approved ESL system.

         The United States Federal Communications Commission has established standards for radio frequency emissions from computer products, and certain components utilized in the Company's ESL system must comply with such criteria. All components currently incorporated into the ERS ShelfNet System comply with such standards, and the Company does not anticipate any material delays in securing any required certification for components under development by the Company. Certain foreign countries also regulate radio frequency emissions.

                                   MANAGEMENT

         The executive officers and directors of the Company, and their respective ages and positions with the Company, are as follows:

NAME                              AGE      POSITION

Norton Garfinkle(1)(2)(3)(4)      65       Chairman of the Board and Director

Bruce F. Failing, Jr.(1)(3)....   48       Vice Chairman of the Board and Chief
                                           Executive Officer and Director
George B. Weathersby(1)........   52       Chairman of the Executive Committee
                                           of the Board, President and Director
Michael R. Valiton.............   35       Senior Vice President, Technology
                                           and Operations
William B. Ames................   52       Vice President, Manufacturing
William B. Fischer.............   45       Vice President, Finance
James M. Nolan, Jr.............   41       Vice President, New Product
                                           Development
Paul M. Patrick................   44       Vice President
Paul A. Biddelman(1)(2)(4).....   50       Director
David Diamond..................   38       Director
Donald E. Zilkha(1)(2)(4)......   45       Director



---------------------------

(1)  Member of Executive Committee.

(2)  Member of Compensation Committee.

(3)  Member of Director Stock Option Committee.

(4)  Member of Audit Committee.

         Each director holds office until the next annual meeting of stockholders and until his successor is elected and qualified. Each executive officer serves at the discretion of the Board of Directors.

         Mr. Garfinkle, a founder of the Company and its Chairman of the Board, has been a director of the Company since its inception in April 1990. Since 1970, Mr. Garfinkle has also been the Chairman of Cambridge Management Corporation, which manufactures and markets the DAP series of massively parallel processing computers, and has also served during this period as Chairman of its affiliates, including Oxford Management Corporation, which specialize in the research and development of new technologies. From 1985 to 1988, Mr. Garfinkle was Chairman of Oral Research Laboratories, Inc., a manufacturer of dental hygiene products founded by Mr. Garfinkle. Mr. Garfinkle also served as a director of Actmedia, Inc. from 1975 to 1978 and from 1983 to 1988. In December 1995, pursuant to an agreement with New York State authorities, Mr. Garfinkle admitted to a misdemeanor relating to his 1989 New York State tax return and paid all taxes required by the agreement.

         Mr. Failing, a founder of the Company and its Vice Chairman of the Board and Chief Executive Officer, has been a director of the Company since its inception and served as President through February 1997. In 1973, Mr. Failing co-founded Actmedia, Inc., a provider of in-store advertising for the supermarket industry, and was President and Chief Executive Officer of Actmedia, Inc. until its sale in 1989.

         Mr. Weathersby, the Chairman of the Executive Committee of the Board of Directors, has been President of the Company since February 1997 and a director of the Company since April 1996. Mr. Weathersby has been Vice Chairman of Cambridge Management Corporation and its affiliates including Oxford Management

Corporation, since 1993. From 1991 to 1993, Mr. Weathersby was a general partner of Founder's Court, an investment management firm. Mr. Weathersby is a director of Holnam, Inc. and USA Group, Inc.

         Mr. Valiton has been Senior Vice President, Technology and Operations of the Company since March 1996, having joined the Company in July 1994 and become Vice President, Delivery in January 1995. From prior to 1991 until joining the Company, Mr. Valiton held various positions with Ungermann-Bass, Inc., the last of which was as Director of Customer Administration.

         Mr. Ames has been Vice President, Manufacturing of the Company since April 1995. From prior to 1991 until joining the Company, Mr. Ames was employed in various positions by the Hewlett-Packard Company, the last of which were as Strategic Planning Manager and Manufacturing Development Engineering Manager.

         Mr. Fischer has been Vice President, Finance of the Company since April 1995, having served as Controller of the Company from May 1994 until April 1995. From September 1990 until joining the Company, Mr. Fischer was Director of Financial Accounting Policies at GTE Corporation. From 1978 until 1990, Mr. Fischer was employed by Price Waterhouse LLP, having last held the position of Senior Manager.

         Mr. Nolan has been Vice President, New Product Development of the Company since November 1993. From 1981 until 1993, Mr. Nolan held various positions with Sequoia Systems, Inc., a developer of fault tolerant computer systems, the last of which was as Vice President of Engineering.

         Mr. Patrick has been a Vice President of the Company since 1992. From 1989 to 1992, Mr. Patrick was Vice President, Canadian Operations, of Stores Automated Systems, Inc., a manufacturer of retail point-of-sale products and services.

         Mr. Biddelman has been a director of the Company since 1993. Since 1992, Mr. Biddelman has been the Treasurer of Hanseatic Corporation, a private investment company, and from 1991 to 1992 was a Managing Director of Clements Taee Biddelman Incorporated, a financial advisor. Mr. Biddelman is a director of Insituform Technologies, Inc., Celadon Group, Inc., Premier Parks, Inc., Petroleum Heat & Power Co., Inc., Star Gas Corporation (general partner of Star Gas Partners, L.P.), and Oppenheimer Group, Inc.

         Mr. Diamond has been a director of the Company since April 1996. Since January 1997, Mr. Diamond has been Executive Vice President of Marketing and New Applications of Catalina Marketing Corp. and Mr. Diamond has been a consultant to suppliers of products and services to the supermarket industry since 1994. From 1992 to 1994, Mr. Diamond was President of Lamaze Publishing Company, Inc., a publisher of material on neonatal care. From prior to 1991 until 1992, Mr. Diamond was Senior Vice President of Strategic Planning and New Development of Actmedia, Inc.

         Mr. Zilkha has been a director of the Company since 1993. Since prior to 1991, Mr. Zilkha has been President of Zilkha & Company, a private investment advisor.

         No family relationship exists between any of the directors or executive officers of the Company.


                           DESCRIPTION OF THE WARRANTS

         In the Private Placement, the Company issued an aggregate of 147,312 Warrants to the purchasers of the Units. The Warrants were issued pursuant to a warrant agreement, dated as of January 24, 1997 (the "Warrant Agreement"), between the Company and American Stock Transfer & Trust Company, as warrant agent ("the Warrant Agent"). The Warrants are subject to the terms in the Warrant Agreement and holders of Warrants are referred to the Warrant Agreement, which is incorporated herein by reference, for a complete statement of such terms. The following summary of certain provisions of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Warrant Agreement, including the definitions therein of certain terms. Capitalized terms in this "Description of the Warrants" not defined in this Prospectus have the meanings ascribed to them in the Warrant Agreement.

GENERAL

         Each Warrant, when exercised, will entitle the holder thereof to purchase 17.23 shares of Common Stock from the Company at a price (the "Exercise Price") of $5.23 per share. The Exercise Price and the number of shares of Common Stock issuable upon exercise of a Warrant are both subject to adjustment in certain cases. See " -- Adjustments" below. The Warrants currently entitle the holders thereof to acquire, in the aggregate, 2,538,258 shares of Common Stock.

         The Warrants may be exercised at any time after January 24, 1998; provided, however, that holders of Warrants will be able to exercise their Warrants only if the Registration Statement is effective or the exercise of such Warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states or other jurisdictions in which such holders reside. Unless earlier exercised, the Warrants will expire on February 1, 2004 (the "Expiration Date"). The Company will give notice of expiration not less than 90 nor more than 120 days prior to the Expiration Date to the registered holders of the then outstanding Warrants. If the Company fails to give such notice, the Warrants will nevertheless expire and become void on the Expiration Date.

         At the Company's option, fractional shares of Common Stock may not be issued upon exercise of the Warrants. If any fraction of a share of Common Stock would, except for the foregoing provision, be issuable upon the exercise of any such Warrants (or specified portion thereof), the Company will pay an amount in cash equal to the Current Market Value per share of Common Stock, as determined on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction, computed to the nearest whole cent.

         Certificates for Warrants will be issued in fully registered form only. No service charge will be made for registration of transfer or exchange upon surrender of any Warrant Certificate at the office of the Warrant Agent maintained for that purpose. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

         In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court. As a result, holders of the Warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their Warrants prior to the commencement of any such bankruptcy or reorganization.

CERTAIN TERMS

EXERCISE

         In order to exercise all or any of the Warrants, the holder thereof is required to surrender to the Warrant Agent the related Warrant Certificate and pay in full the Exercise Price for each share of Common Stock or other securities issuable upon exercise of such Warrants. The Exercise Price may be paid (i) in cash or by certified or official bank check or by wire transfer to an account designated by the Company for such purpose or (ii) without the payment of cash, by reducing the number of shares of Common Stock that would be obtainable upon the exercise of a Warrant and payment of the Exercise Price in cash so as to yield a number of shares of Common Stock upon the exercise of such Warrant equal to the product of (a) the number of shares of Common Stock for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash) and (b) the Cashless Exercise Ratio (the "Cashless Exercise"). The "Cashless Exercise Ratio" shall equal a fraction, the numerator of which is the excess of the Current Market Value per share of Common Stock on the Exercise Date over the Exercise Price per share as of the Exercise Date and the denominator of which is the Current Market Value per share of the Common Stock on the Exercise Date. Upon surrender of a Warrant Certificate representing more than one Warrant in connection with the holder's option to elect a Cashless Exercise, the number of shares of Common Stock deliverable upon a Cashless Exercise shall be equal to the number of shares of Common Stock issuable upon the exercise of Warrants that the holder specifies are to be exercised pursuant to a Cashless Exercise multiplied by the Cashless

Exercise Ratio. All provisions of the Warrant Agreement shall be applicable with respect to a surrender of a Warrant Certificate pursuant to a Cashless Exercise for less than the full number of Warrants represented thereby.

NO RIGHTS AS STOCKHOLDERS

         The holders of unexercised Warrants are not entitled, by virtue of being such holders, to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as stockholders of the Company in respect of any stockholders meeting for the election of directors of the Company or any other purpose, or to exercise any other rights whatsoever as stockholders of the Company.

MERGERS, CONSOLIDATIONS, ETC.

         In the event that the Company consolidates with, merges with or into, or sells all or substantially all of its assets to, another Person, each Warrant thereafter shall entitle the holder thereof to receive upon exercise thereof, per share of Common Stock for which such Warrant is exercisable, the number of shares of common stock or other securities or property which the holder of a share of Common Stock is entitled to receive upon completion of such consolidation, merger or sale of assets. However, if (i) the Company consolidates with, merges with or into, or sells all or substantially all of its assets to, another Person and, in connection therewith, the consideration payable to the holders of Common Stock in exchange for their shares is payable solely in cash or (ii) there is a dissolution, liquidation or winding-up of the Company, then the holders of the Warrants will be entitled to receive distributions on an equal basis with the holders of Common Stock or other securities issuable upon exercise of the Warrants, as if the Warrants had been exercised immediately prior to such event, less the Exercise Price. Upon receipt of such payment, if any, the Warrants will expire and the rights of the holders thereof will cease. In the case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding-up of the Company, the Company must deposit promptly with the Warrant Agent the funds, if any, required to pay to the holders of the Warrants. After such funds and the surrendered Warrant Certificates are received, the Warrant Agent is required to deliver a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such Persons as it may be directed in writing by the holders surrendering such Warrants.

ADJUSTMENTS

         The number of Warrant Shares issuable upon the exercise of the Warrants and the Exercise Price are subject to adjustment in certain events including:
(i) the payment by the Company of certain dividends (or other distributions) on the Common Stock of the Company including dividends or distributions payable in shares of such Common Stock or other shares of the Company's capital stock, (ii) subdivisions, combinations and certain reclassifications of the Common Stock,
(iii) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for shares of Common Stock, or of securities convertible into or exchangeable or exercisable for shares of Common Stock, for a consideration per share which is less than the Current Market Value per share of the Common Stock, (iv) the issuance of shares of Common Stock for a consideration per share which is less than the Current Market Value per share of the Common Stock, and (v) the distribution to all holders of the Common Stock of any of the Company's assets, debt securities or any rights or warrants to purchase securities (excluding those rights and warrants referred to in clause
(iii) above, any rights which may be issued under a shareholder rights plan and cash dividends and other cash distributions from current or retained earnings). No adjustment to the number of Warrant Shares issuable upon the exercise of the Warrants and the Exercise Price will be required in certain events including:
(i) the issuance of shares of Common Stock in bona fide public offerings that are underwritten or in which a placement agent is retained by the Company, (ii) the issuance of options or shares of Common Stock pursuant to any option or employee benefit plans approved by the Board of Directors and (iii) the issuance of shares of Common Stock in connection with acquisitions of products, technologies and businesses other than to affiliates of the Company.

         In the event of a distribution to holders of Common Stock which results in an adjustment to the number of shares of Common Stock or other consideration for which a Warrant may be exercised, the holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend. See "Certain Federal Income Tax Consequences".

         No adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustment which is not made as a result of this paragraph will be carried forward and taken into account in any subsequent adjustment.

AMENDMENT

         From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that has an adverse effect on the interests of the holders of the Warrants shall require the written consent of the holders of a majority of the then outstanding Warrants. The consent of each holder of the Warrants affected shall be required for any amendment pursuant to which the Exercise Price would be increased or the number of Common Shares issuable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

REGISTRATION RIGHTS

         The Company is required under the Warrant Agreement to keep the Registration Statement of which this prospectus is a part under the Securities Act covering the resale of the Warrants or the Warrant Shares by the holders thereof effective until the earliest of (i) such time as all of the Warrants have been sold thereunder, (ii) the Expiration Date and (iii) such time as the Warrants can be sold by the holders thereof without restriction under the Securities Act. The Company is also required under the Warrant Agreement to keep the Registration Statement of which this prospectus is a part under the Securities Act covering the issuance of shares of Common Stock to the holders of the Warrants upon exercise of the Warrants by the holders thereof effective until the earlier of (i) such time as all Warrant Shares have been sold thereunder and (ii) the Expiration Date.

         Each holder of Warrants and Warrant Shares that sells such Warrants and Warrant Shares pursuant to the Registration Statement generally will be required to be named as a Selling Security Holder in the Registration Statement and to deliver this Prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by certain provisions of the Warrant Agreement which are applicable to such holder (including certain indemnification obligations). In addition, each holder of Warrants and Warrant Shares will be required to deliver information to be used in connection with this Registration Statement in order to have its Warrants and Warrant Shares included in the Registration Statement.

         During any consecutive 365-day period, the Company shall be entitled to suspend the availability of this Registration Statement for up to two 45 consecutive-day periods (except for the 45 consecutive-day period immediately prior to the Expiration Date) if the Board of Directors determines in the exercise of its reasonable judgment that there is a valid business purpose for such suspension and provides notice that such determination was made to the holders of the Warrants; provided, however, that in no event shall the Company be required to disclose the business purpose for such suspension if the Company determines in good faith that such business purpose must remain confidential. There can be no assurance that the Company will be able to file, cause to be declared effective, or keep a registration statement continuously effective until all of the Warrants have been exercised or have expired.

CERTAIN DEFINITIONS

         The Warrant Agreement contains, among others, the following definitions:

         "Current Market Value" per share of Common Stock or any other security at any date means (i) if the security is not registered under the Exchange Act,
(a) the value of the security, determined in good faith by the Board and certified in a board resolution, based on the most recently completed arm's-length transaction between the Company and a Person other than an Affiliate of the Company, the closing of which shall have occurred on such date or within the six-month period preceding such date, or (b) if no such transaction shall have occurred on such date or within such six-month period, the value of the security as determined by an independent financial expert or
(ii) if the security is registered under the Exchange Act, the average of the daily closing bid prices (or the equivalent in an over-the-counter market) for each Business Day during the period commencing 15 Business Days before such date and ending on the date one day prior to such date, or if the security has been registered under the Exchange Act for less than 15 consecutive Business Days before such date, then the average of the daily closing bid prices (or such equivalent) for all of the Business Days before such date for which daily closing bid prices are available; provided, however, that if the closing bid price is not determinable for at least ten Business Days in such period, the "Current Market Value" of the security shall be determined as if the security were not registered under the Exchange Act.

         "Issue Date" means January 24, 1997.

         "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

         "Separation Date" means the date of the commencement of an exchange offer or the effectiveness of a shelf registration statement for the Notes or such earlier date after February 24, 1997, as the Initial Purchasers may determine.

         "Warrant Certificates" mean the registered certificates (including the Global Warrants (as defined below)) issued by the Company under the Warrant Agreement representing the Warrants.

BOOK-ENTRY, DELIVERY AND FORM

         Each of the Warrants was issued in the form of one or more fully registered Warrants in global form ("Global Warrants"), except that each of the Warrants offered and sold to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or 7 under the Securities Act) was delivered in certificated fully registered form only and bear a legend containing restrictions on transfers.

         Upon issuance of the Global Warrants, the Depositary or its nominee will credit, on its book-entry registration and transfer system, the number of Warrants represented by such Global Notes to the accounts of institutions that have accounts with the Depositary or its nominee ("participants"). Ownership of beneficial interests in the Global Warrants will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interest in such Global Warrants will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to participants' interests) for such Global Warrants, or by participants or persons that hold interests through participants (with respect to beneficial interests of persons other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Warrants.

         So long as the Depositary, or its nominee, is the registered holder of any Global Warrants, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of such Warrants represented by such Global Warrants for all purposes under the Warrant Agreement and Warrant. Except as set forth below, owners of beneficial interests in Global Warrants will not be entitled to have such Global Warrants represented thereby registered in their names, will not receive or be entitled to receive physical delivery or Certificated Securities in exchange therefor and will not be considered to be the owners or holders of such Global Warrants represented thereby for any purpose under the Warrant Agreement. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in a Global Warrant desires to take any action that the Depositary, as the holder of such Global Warrant, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

         The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of the Global Warrants, will credit immediately the accounts of the related participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Warrants as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Warrants held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

         None of the Company, the Trustee, or any payment agent for the Global Warrants will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any of the Global Warrants or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for other aspects of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Warrants owning through such participants.

         Notice by participants or by owners of beneficial interests in a Global Warrant held through such participants of the exercise of the option to elect repayment of beneficial interests in Warrants represented by a Global Warrant must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment with respect to a particular Warrant, the beneficial owner of such Warrant must instruct the broker or other participant to exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Warrant in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

         Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Warrants among participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. The Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes.

         Upon transfer of Certificated Warrants to a QIB, such Certificated Warrants will be transferred to the corresponding Global Warrants. Global Warrants shall be exchangeable for corresponding Certificated Warrants registered in the name of persons other than the Depositary or its nominee only if (A) the Depositary (i) notifies the Company that it is unwilling or unable to continue as Depositary for any of the Global Warrants or (ii) at any time ceases to be a clearing agency registered under the Exchange Act, or (B) the Company executes and delivers to the Trustee an order that the Global Warrants shall be so exchangeable. Any Certificated Warrants so issued will be registered in such names and in such denominations as the Depositary shall request.

         The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

         Initial settlement in the Warrants will be in same-day funds. Investors holding their Warrants through the Depositary will follow settlement practices applicable to United States corporate debt obligations.


                          DESCRIPTION OF CAPITAL STOCK

         As of January 20, 1997, there were 21,047,106 shares of Common Stock outstanding, held of record by 357 holders. As of such date, no shares of Preferred Stock were outstanding and no shares of capital stock were held in the treasury of the Company. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Company's certificate of incorporation and by-laws and by the provisions of applicable law.

COMMON STOCK

         The Company is authorized to issue up to 35,000,000 shares of Common Stock, $0.01 par value. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. See "Risk Factors -- Control by Existing Stockholders". Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares subject to Warrants will be, when issued and paid for, fully-paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

         The Company is authorized to issue up to 2,000,000 shares of Preferred Stock, $1.00 par value. The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue such shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

         The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specified issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

         The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transactions in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock.

         The Company has included in its certificate of incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the

Delaware General Corporation Law and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company.


                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a general discussion of certain U.S. federal income tax considerations applicable to initial purchasers of the Warrants. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings and decisions currently in effect, all of which are subject to change (possibly with retroactive effect). The discussion does not purport to deal with all aspects of federal taxation that may be relevant to particular investors in light of their personal investment circumstances (for example, to persons holding Warrants as part of a conversion transaction or as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes), nor does it discuss federal income tax considerations applicable to certain types of investors subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations and financial institutions). In addition, the discussion does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular investor. The discussion assumes that investors will hold the Warrants and Common Stock as capital assets within the meaning of Section 1221 of the Code. A prospective purchaser is strongly urged to consult his, her or its tax advisor regarding the particular tax consequences to such prospective purchaser of purchasing, holding and disposing of the Warrants and Common Stock.

TAX TREATMENT OF WARRANTS

SALE OR REDEMPTION

         The sale or exchange of a Warrant will result in the recognition of gain or loss to the holder in an amount equal to the difference between the amount realized and his or her adjusted basis therein. Such a sale or exchange (other than a redemption by the Company) will result in capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the Warrants being sold or exchanged have been held for more than one year at the time of such sale or exchange.

         If the redemption of a Warrant by the Company is treated as a sale or exchange of a capital asset, any gain or loss recognized on the transaction will be capital gain or loss. However, it is unclear whether the redemption of Warrants by the Company will be treated as the sale or exchange of a capital asset, and if such redemption is not treated as the sale or exchange of a capital asset, the holder of a Warrant would recognize ordinary income or loss on such redemption.

ADJUSTMENTS

         Under Section 305 of the Code, certain actual or constructive distributions of stock may be taxable to a shareholder of the Company. Adjustments in the exercise price of the Warrants, or the number of shares of Common Stock purchasable upon exercise of the Warrants, in each case made pursuant to the anti-dilution provisions of the Warrants described in "Description of the Warrants -- Adjustments", may result in a constructive distribution if and to the extent that there is an increase in the proportionate interest of a holder of a Warrant in the fully diluted Common Stock, whether or not the Warrant is exercised. Such a distribution may be taxable as a dividend under the Code to the holders of the Warrants.

EXERCISE

         No gain or loss will be recognized to a holder of Warrants on his, her or its purchase of the Common Stock for cash upon exercise of the Warrants (other than any gain or loss attributable to the receipt of cash in lieu of a fractional share of Common Stock upon exercise). The adjusted initial basis of the Common Stock so acquired would be equal to the adjusted basis of the exercised Warrants plus the exercise price (less any cash received in lieu of a fractional share). For tax purposes, the holding period of the Common Stock acquired upon the exercise of the Warrants will begin on the date of exercise.

         A holder who exercises Warrants without payment of cash pursuant to a Cashless Exercise, as described in "Description of the Warrants -- Certain Terms -- Exercise", may be treated as disposing of the Warrants or a portion thereof in a taxable transaction. If a Cashless Exercise is so treated, it is possible that the amount of gain or loss that a holder would be required to recognize would be measured by the difference between the value of the Common Stock received (plus any cash received in lieu of a fractional share) and the holder's tax basis in all of the Warrants surrendered in the Cashless Exercise. Alternatively, it is possible that the amount of gain or loss would be measured by the difference between the Exercise Price for the number of shares of Common Stock actually received in the Cashless Exercise and the holder's tax basis in the portion of the Warrants that would be deemed to be surrendered in lieu of cash (plus any gain or loss attributable to cash received in lieu of a fractional share of Common Stock). Such gain or loss should generally be capital gain or loss, although this is not entirely clear. The basis of the Common Stock received upon such a Cashless Exercise will equal the sum of the holder's basis in the Warrants being exercised and surrendered, increased by any gain or decreased by any loss recognized upon the exercise. Because the tax consequences of a Cashless Exercise (including a partial Cashless Exercise) are not entirely certain, holders considering a Cashless Exercise are urged to consult with their own tax advisors before doing so.

LAPSE

         If the Warrants are not exercised and are allowed to expire, the Warrants will be deemed to have been sold or exchanged on the expiration date resulting in a loss equal to the holder's tax basis in the Warrants. Any loss to the holder will be a capital loss, and the classification of the loss as long-term or short-term will depend upon the date the Warrants were acquired and the length of time the Warrants were held.

TREATMENT OF THE COMPANY

         No gain or loss will be recognized by the Company upon the termination, exercise or expiration of any Warrants.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         The Company will make annual reports to the Internal Revenue Service and holders of the Warrants and Common Stock regarding the amount of actual and constructive dividends with respect to such securities paid or accrued during the year, to the extent required by law.

         Under federal income tax law, a holder of Warrants or Common Stock may, under certain circumstances, be subject to "backup withholding" unless such holder (i) is a corporation, or is otherwise exempt and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The withholding rate is 31% of "reportable payments," which include dividends and proceeds from a sale or redemption.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO FOREIGN HOLDERS

         The following discussion summarizes certain United States federal income tax consequences generally applicable to the ownership and disposition of the Warrants and Common Stock by a holder who is not a United

States Person ("Non-U.S. Holder"). The term "United States Person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof or an estate or trust, the income of which is subject to federal income taxation regardless of its source. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a Non-U.S. Holder and does not describe any tax consequences arising out of the laws of any state, locality or foreign jurisdiction or out of United States federal estate and gift tax laws. NON-U.S. HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF THE WARRANTS OR COMMON STOCK.

DIVIDENDS

         Generally, any dividends on shares of Common Stock to a Non-U.S. Holder will be subject to withholding of United States federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders under certain circumstances, the branch profits tax). Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country for purposes of determining the applicability of a treaty rate unless the Company had definite knowledge that such presumption is not warranted or an applicable treaty rate requires some other method for determining a Non-U.S. Holder's residence. Under proposed Treasury Regulations, this presumption would no longer apply and Non-U.S. Holders would be required to satisfy certain certification requirements in order to obtain a reduced rate of withholding under a tax treaty.

GAIN ON DISPOSITION

         A Non-U.S. Holder generally will not be subject to United States federal income tax (subject to the discussions under "FIRPTA" and "Information Reporting and Backup Withholding" below) on gain recognized on a sale or other disposition (including a redemption) of Warrants or Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Warrants or Common Stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or disposition and either has a "tax home" (as defined for United States federal income tax purposes) in the United States or an office or other fixed place of business in the United States to which the sale or disposition is attributable.

FIRPTA

         Under certain rules added to the Code by the Foreign Investment in Real Property Tax Act ("FIRPTA") the Company would be classified as a United States real property holding corporation ("USRPHC") if the fair market value of its U.S. real property interests were to exceed 50% of the fair market value of its real property interests and other assets held for use in its trade or business. A Non-U.S. Holder of Warrants or Common Stock would be subject to United States federal income tax on gain arising from a sale or other disposition of such Warrants or Common Stock if the Company is or has been a USRPHC within the preceding five years or the period of such holder's ownership of such Warrants or Common Stock, if shorter (the "FIRPTA period"). However, if the Common Stock is regularly traded on an established securities market (within the meaning of the applicable Treasury Regulations), a Non-U.S. Holder of Warrants or Common Stock, other than certain 5% holders (within the meaning of the applicable Treasury Regulations), would not be subject to FIRPTA tax on any gain arising from a sale or other disposition of such Warrants or Common Stock. A required withholding in respect of FIRPTA tax ("FIRPTA withholding") is imposed at a rate of 10% of the amount realized on certain sales or other dispositions of certain interests (including stock) in USRPHCs.

         A Non-U.S. Holder of Warrants or Common Stock could generally avoid FIRPTA tax and withholding if he, she or it obtains a statement from the Company to the effect that the Company is not and has not been a

USRPHC within the FIRPTA period and the Company provides certain information to the Internal Revenue Service, including the name, address and identification number (if any) of the Non-U.S. Holder requesting the statement. Treasury Regulations require that the Company provide upon request of any person a statement as to whether or not it is or has been a USRPHC within the FIRPTA period.

         Management believes that the Company is not, has not been, and does not presently expect to become a USRPHC.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         The Company must report annually to the Internal Revenue Service the total amount of federal income taxes withheld from dividends (including constructive dividends) distributed to Non-U.S. Holders. In addition, the Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends distributed to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable treaty.

         The 31% backup withholding tax will not generally apply to dividends distributed to Non-U.S. Holders outside the United States that are subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such withholding. In that regard, under current Treasury Regulations, dividends payable at an address located outside of the United States to a Non-U.S. Holder are not subject to the backup withholding rules. These backup withholding and information reporting requirements may also apply to the gross proceeds paid by or through a broker to a foreign holder upon the disposition of Warrants or Common Stock.

REFUNDS

         Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

OTHER TAX CONSIDERATIONS

         There may be other federal, state, local or foreign tax considerations applicable to the circumstances of a particular prospective purchaser of the Warrants. ACCORDINGLY, EACH PROSPECTIVE PURCHASER OF WARRANTS SHOULD CONSULT HIS, HER OR ITS TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH PROSPECTIVE PURCHASER OF PURCHASING, HOLDING AND DISPOSING OF THE WARRANTS.


                                  LEGAL MATTERS

         Certain legal matters regarding the Warrants and the Warrant Shares will be passed on for the Company by Krugman, Chapnick & Grimshaw, Saddle Brook, New Jersey.


                                     EXPERTS

         The consolidated financial statements of Electronic Retailing Systems International, Inc. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         With respect to the unaudited condensed consolidated financial information of Electronic Retailing Systems International, Inc. for the nine-month periods ended September 30, 1995 and 1996, included in this Prospectus, Price Waterhouse LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated November 14, 1996 appearing herein, states that they did not audit and they do not express an opinion on that unaudited condensed consolidated financial information. Price Waterhouse LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse LLP is not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the unaudited condensed consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by Price Waterhouse LLP within the meaning of sections 7 and 11 of the Act.

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Accountants.....................................................   F-2
Consolidated Balance Sheet as of December 31, 1994 and 1995...........................   F-3
Consolidated Statement of Operations for the Year Ended December 31, 1993, 1994 and
  1995................................................................................   F-4
Consolidated Statement of Cash Flows for the Year Ended December 31, 1993, 1994 and
  1995................................................................................   F-5
Consolidated Statement of Changes in Stockholders' Equity for the Year Ended December
  31, 1993, 1994 and 1995.............................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Accountants on Interim Condensed Consolidated Financial
  Information.........................................................................  F-15
Condensed Consolidated Balance Sheet as of December 31, 1995 and September 30, 1996
  (unaudited).........................................................................  F-16
Condensed Consolidated Statement of Operations for the Nine Months Ended September 30,
  1995 and 1996 (unaudited)...........................................................  F-17
Condensed Consolidated Statement of Cash Flows for the Nine Months Ended September 30,
  1995 and 1996 (unaudited)...........................................................  F-18
Notes to Condensed Consolidated Financial Statements (unaudited)......................  F-19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Electronic Retailing Systems International, Inc.

     In our opinion, the consolidated financial statements listed in the index on page F-1 present fairly, in all material respects, the financial position of Electronic Retailing Systems International, Inc. and its subsidiaries (the "Company") at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based upon our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Since the date of completion of our audit of the accompanying consolidated financial statements and initial issuance of our report thereon dated March 27, 1996, which report contained an explanatory paragraph regarding the Company's ability to continue as a going concern, the Company, as discussed in Note 13, completed an offshore public offering and contemporaneous private placement resulting in the receipt of net proceeds of approximately $12 million. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.

PRICE WATERHOUSE LLP

Stamford, Connecticut
March 27, 1996, except for Note 13, as to which the date is July 11, 1996

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1994         1995
                                                                         --------     --------
ASSETS
Current assets
  Cash and cash equivalents (Note 2)...................................  $  1,131     $  3,210
  Short-term investments (Note 2)......................................       950           --
  Accounts receivable -- net of allowance for doubtful accounts of $64
     in 1994 and $88 in 1995...........................................       504        1,356
  Receivables from affiliates (Note 4).................................        27            8
  Installations in progress............................................       120          522
  Inventories -- net of reserves of $102 in 1994 and $195 in 1995 (Note
     2)................................................................     1,376        1,874
  Prepayments and other current assets.................................       290           79
                                                                         --------     --------
     Total current assets..............................................     4,398        7,049
                                                                         --------     --------
Equipment (Note 2).....................................................     1,667        2,047
  Accumulated depreciation.............................................    (1,003)      (1,365)
                                                                         --------     --------
  Net equipment........................................................       664          682
                                                                         --------     --------
Other non-current assets...............................................       133          585
                                                                         --------     --------
Total assets...........................................................  $  5,195     $  8,316
                                                                         ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued expenses................................  $    691     $  1,549
  Accrued salaries and benefits........................................       140          217
  Upgrade obligations..................................................       115           --
                                                                         --------     --------
     Total current liabilities.........................................       946        1,766
                                                                         --------     --------
Long-term debt (Note 7)................................................     1,981        3,335
                                                                         --------     --------
Commitments (Note 9)...................................................        --           --
                                                                         --------     --------
Stockholders' equity
  Preferred stock, undesignated (par value $1.00 per share; 1,860,000 shares authorized, none outstanding)
  Series A Cumulative, Convertible Preferred Stock (140,000 shares authorized; 123,246 shares issued and outstanding in 1995, including 2,049 shares issued January 1, 1996 as a stock dividend
     to holders of record on December 31, 1995)........................        --          123
  Common stock (par value $0.01 per share; 25,000,000 shares authorized; 11,720,466 and 11,748,232 shares issued and
     outstanding in 1994 and 1995, respectively).......................       117          117
  Additional paid-in capital...........................................    26,457       38,474
  Accumulated deficit (Note 3).........................................   (24,306)     (35,499)
                                                                         --------     --------
          Total stockholders' equity...................................     2,268        3,215
                                                                         --------     --------
Total liabilities and stockholders' equity.............................  $  5,195     $  8,316
                                                                         ========     ========

          See accompanying notes to consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1994         1995
                                                             --------     --------     --------
REVENUES
  Product sales............................................  $  1,074     $  2,227     $  2,663
  Maintenance..............................................        48          149          310
                                                             --------     --------     --------
          Total revenues...................................     1,122        2,376        2,973
                                                             --------     --------     --------
COST OF GOODS SOLD
  Product sales............................................     1,607        3,316        3,552
  Maintenance..............................................       111          506          561
                                                             --------     --------     --------
          Total cost of goods sold.........................     1,718        3,822        4,113
                                                             --------     --------     --------
  Gross profit (loss)......................................      (596)      (1,446)      (1,140)
                                                             --------     --------     --------
OPERATING EXPENSES
  Selling, general and administrative (including amounts to
     related parties of $523 in 1993, $76 in 1994 and $91
     in 1995) (Note 4).....................................     5,966        6,039        6,952
  Research and development (including amounts to related
     parties of $26 in 1993) (Note 10).....................     2,325        2,571        2,491
  Stock option compensation (Note 11)......................     7,454        1,119           27
  Depreciation and amortization............................       177          149          107
                                                             --------     --------     --------
          Total operating expenses.........................    15,922        9,878        9,577
                                                             --------     --------     --------
  Loss from operations.....................................   (16,518)     (11,324)     (10,717)
                                                             --------     --------     --------
OTHER INCOME (EXPENSES)
  Interest income..........................................       438          288          134
  Interest expense (including amounts to related parties of
     $315 in 1993 and $52 in 1995) (Note 5)................      (340)         (65)        (291)
  Gain (loss) on short-term investments (Note 2)...........        --         (177)           6
                                                             --------     --------     --------
          Total other income (expenses)....................        98           46         (151)
                                                             --------     --------     --------
  Loss before minority interest in consolidated
     affiliate.............................................   (16,420)     (11,278)     (10,868)
                                                             --------     --------     --------
Minority interest in loss of consolidated affiliate (Note
  3).......................................................       423           --           --
                                                             --------     --------     --------
     Net loss..............................................  $(15,997)    $(11,278)    $(10,868)
                                                             ========     ========     ========
EARNINGS PER SHARE
  Weighted average common shares outstanding...............    11,461       11,682       11,743
                                                             ========     ========     ========
  Net loss per common share................................  $  (1.40)    $  (0.97)    $  (0.95)
                                                             ========     ========     ========

          See accompanying notes to consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1994         1995
                                                             --------     --------     --------
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...................................................  $(15,997)    $(11,278)    $(10,868)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization............................       367          374          463
  Provision for inventory obsolescence.....................       104           93           94
  Provision for doubtful accounts..........................        56           38           82
  Stock option compensation................................     7,454        1,119           27
  Minority interest in loss of consolidated affiliate......      (423)          --           --
  Accounts receivable......................................      (729)         179         (935)
  Inventories..............................................      (889)        (534)        (591)
  Other current and non-current assets.....................        51         (127)        (252)
  Accrued liabilities and deferred compensation............    (1,849)         110          820
                                                             --------     --------     --------
          Net cash used in operating activities............   (11,855)     (10,026)     (11,160)
                                                             --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales or maturities of short-term               2,559        7,040        1,027
     investments...........................................
  Capital expenditures.....................................      (574)        (303)        (452)
  Capitalized software costs...............................        --           --         (475)
  Purchases of short-term investments......................   (10,626)          --           --
                                                             --------     --------     --------
          Cash (used in) provided by investing                 (8,641)       6,737          100
            activities.....................................
                                                             --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under line of credit..........................        --           --        3,000
  Net proceeds from the issuance of preferred stock........        --           --        8,789
  Net proceeds from the issuance of long-term note and             --        1,899        1,350
     warrant...............................................
  Net proceeds from the issuance of common stock...........    18,606            2           --
                                                             --------     --------     --------
          Cash provided by financing activities............    18,606        1,901       13,139
                                                             --------     --------     --------
Net (decrease) increase in cash and cash equivalents.......    (1,890)      (1,388)       2,079
                                                             --------     --------     --------
Cash and cash equivalents at beginning of period...........     4,409        2,519        1,131
                                                             --------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.................  $  2,519     $  1,131     $  3,210
                                                             ========     ========     ========

     There were no cash payments for income taxes in the years 1993, 1994 and 1995. Cash payments for interest expense were $126, $45 and $262 in 1993, 1994 and 1995, respectively, including payments of $126 and $52 made to related parties in 1993 and 1995. In 1995, preferred stock was issued in a non cash exchange for surrender of $3 million of debt held by preferred stock subscribers.

          See accompanying notes to consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                      PREFERRED   COMMON     ADDITIONAL      ACCUMULATED
                                                        STOCK     STOCK    PAID-IN CAPITAL     DEFICIT
                                                      ---------   ------   ---------------   -----------
BALANCES AT DECEMBER 31, 1992.....................      $  --      $ --        $   188        $ (19,562)
                                                         ----      ----        -------         --------
  Issuance of 8,500,050 common shares for
     outstanding shares of Predecessor
     Corporation..................................                   85            (85)
  Issuance of 1,421,250 common shares for limited
     partner interests in consolidated
     affiliate....................................                   14            (14)
  Contribution of limited partnership interest in
     consolidated affiliate.......................                               8,108
  Capitalization of deficits accumulated prior to
     Reorganization...............................                             (22,531)          22,531
  Contribution of stockholders' loans and accrued
     interest thereon.............................                              13,608
  Proceeds from issuance and sale of 1,600,000
     common shares................................                   16         18,590
  Vesting of previously issued stock options......                               7,454
  Net loss for year...............................                                              (15,997)
                                                         ----      ----        -------         --------
BALANCES AT DECEMBER 31, 1993.....................      $  --      $115        $25,318        $ (13,028)
                                                         ----      ----        -------         --------
  Vesting of previously issued stock options......                               1,119
  Issuance of stock warrants......................                                  20
  Issuance of 193,500 shares with exercise of
     stock options................................                    2
  Net loss for year...............................                                              (11,278)
                                                         ----      ----        -------         --------
BALANCES AT DECEMBER 31, 1994.....................      $  --      $117        $26,457        $ (24,306)
                                                         ----      ----        -------         --------
  Vesting of previously issued stock options......                                  27
  Proceeds from issuance and sale of 120,000
     shares of preferred stock....................        120                   11,668
  Issuance of 3,246 shares of preferred stock as
     dividends....................................          3                      322             (325)
  Net loss for year...............................                                              (10,868)
                                                         ----      ----        -------         --------
BALANCES AT DECEMBER 31, 1995.....................      $ 123      $117        $38,474        $ (35,499)
                                                         ====      ====        =======         ========

          See accompanying notes to consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION:

     Electronic Retailing Systems International, Inc., was incorporated in 1993 under the laws of the State of Delaware ("ERS") to serve as a holding company for the business and assets of Electronic Retailing Systems International, Inc., incorporated in 1990 under the laws of Connecticut (the "Predecessor Corporation"), and ERS Associates Limited Partnership (the "Partnership"), which was organized in Connecticut in 1992. The combination of ERS, the Predecessor Corporation, and the Partnership was effected immediately prior to the closing on May 7, 1993 of ERS's initial public offering of Common Stock (the "Initial Public Offering"), and is referred to herein as the "Reorganization" (see Note
3). References herein to the operations and historical financial information of the "Company" prior to the date of Reorganization refer to the operations and historical financial information of the Predecessor Corporation and its subsidiaries. Unless the context otherwise requires, all other references herein to the "Company" refer to ERS.

     The Company develops and supplies electronic shelf labeling systems. Electronic shelf labeling systems replace paper price tags on retail shelves with liquid crystal display labels and transmit pricing and other information to and from the aisle. The Company's system is designed to address retailers' needs for improved pricing accuracy and labor efficiencies by electronically linking a store's shelves to its POS scanners and central computer. The Company operates in North America.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Consolidation

     The consolidated financial statements include the accounts of the Company, the Predecessor Corporation and the Partnership (see Note 3). All significant intercompany balances and transactions have been eliminated.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions covering a broad spectrum of the Company's financial activities, and while the Company believes these estimates to be prudent, there exists a possibility that unexpected events might affect these estimates. While actual results could differ from those estimates, management believes that it is highly unlikely that any one event would have a material effect on the Company's future operating results.

     Cash Equivalents

     Cash equivalents consist of short-term, highly-liquid U.S. Treasury Bills and certificates of deposits with original maturities of less than three months and are stated at cost, which approximates market. Interest income is accrued as earned.

     Cash and cash equivalents at December 31, 1994 and 1995 include deposits of $179,000 and $440,000, respectively, held as interest bearing collateral for irrevocable letters of credit of the same amount relating to future inventory purchases. Letters of credit in place at December 31, 1995 expire at various dates in 1996.

     Investments in Debt Securities

     The Company's short-term investments have consisted primarily of corporate debt obligations. Such investments have had maturities of less than one year and have yielded interest at prevailing interest rates at the time of acquisition.

     At December 31, 1994, short-term investments of $1,027,000 were classified as trading securities and recorded net of a market valuation allowance for unrealized losses of $77,000. During 1994, realized and

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

unrealized losses totaling $177,000 were recognized on short-term investments. Realized gains and realized losses in 1994 totaled $6,000 and $106,000, respectively. There were no short-term investments at December 31, 1995. During 1995, realized gains of $6,000 were recognized on short-term investments.

     Financial Instruments

     Financial instruments include cash, short-term investments consisting of fixed rate overnight deposits and short-term corporate debt obligations, letters of credit fully collateralized by cash and cash equivalents, accrued salaries and expenses, and a convertible long-term note. Financial instruments are carried at cost which approximates fair market value.

     Inventories

     Inventories are stated at the lower of cost (determined on a first in, first out basis) or market value. Inventories at December 31, 1994 consisted of approximately $631,000 of materials and supplies and $745,000 of finished goods. Inventories at December 31, 1995 consist of approximately $674,000 of materials and supplies and $1,200,000 of finished goods. Inventories in excess of expected requirements due to new product introductions are expensed currently.

     Equipment

     Equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, none of which exceeds five years.

     Product Development Costs

     The Company capitalizes product development costs, principally wages and contractor fees, after establishing commercial and technical viability. Product development costs are stated at the lower of cost or net realizable value. These costs are amortized using the straight-line method over the shorter of the estimated useful life of the product or three years. Amortization commences when the product is available for general release to customers. As of December 31, 1995, unamortized capitalized costs of $468,000 are included as non-current assets. Amortization expense totaled $7,000 for 1995. There were no amounts capitalized or amortized in 1993 and 1994.

     Revenue Recognition

     Revenue is recognized when the product is shipped or upon completion of installation of a trial electronic shelf label system, provided that no significant obligations remain and collection of the resulting receivable is deemed probable. Revenue from providing installation services to customers is recognized upon the completion of an installation. Maintenance revenue for services provided under maintenance contracts is recognized over the service contract period. Other revenue for parts and services is recognized when provided.

     Income Taxes

     Prior to the Reorganization, the stockholders of the Predecessor Corporation had elected to be treated as an "S Corporation" for Federal income tax purposes as provided for under Section 1362(a) of the Internal Revenue Code. The election resulted in each stockholder being responsible for his pro-rata share of the Predecessor Corporation's taxable income. Effective May 7, 1993, in conjunction with the Reorganization, ERS became subject to taxation as a C Corporation.

     ERS has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

statements or tax returns. Deferred income taxes relate to timing differences between financial and income tax reporting for stock option compensation, product development costs, depreciation and other items.

     Earnings Per Share

     Net loss per common share is computed using the weighted average number of common shares and common share equivalents assumed to be outstanding during the period. Common share equivalents consist of the Company's common shares issuable upon exercise of stock options and stock purchase warrants.

     Pursuant to the requirements of the Securities and Exchange Commission, stock options granted and shares issued by the Company within one year prior to the completion of the Initial Public Offering on May 7, 1993, at prices below the offering price, are included in the calculation of weighted average shares outstanding through such date. Subsequent to May 7, 1993, the computation of net loss per common share does not reflect common share equivalents that are anti-dilutive.

     New Accounting Standards

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which is effective for fiscal years beginning after December 15, 1995. FAS 121 requires that an impairment loss be recognized when circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of FAS 121 is not expected to have a material impact on the Companys consolidated financial position or results of operations.

     In October 1995, the FASB issued FAS No. 123 Accounting for Stock-Based Compensation, effective for fiscal years beginning after December 15, 1995. FAS 123 indicates a preference for a fair value based method of accounting for employee stock options, but allows for continuation of the intrinsic value based method under Accounting Principles Board Opinion (APB) No. 25 Accounting for Stock Issued to Employees. The Company has not determined which accounting method will be implemented, but believes adoption of the new accounting standard will not have a material impact on the financial position or results of operations of the Company.

NOTE 3 -- INITIAL PUBLIC OFFERING AND REORGANIZATION:

     On May 7, 1993, ERS completed the Initial Public Offering of 1,902,145 shares of Common Stock, registered under the Securities Act of 1933, as amended, 1,600,000 shares of which were sold by ERS and the remainder of which were sold by selling stockholders. As a result of this transaction, proceeds net of underwriting discounts, commissions and other expenses of approximately $18.6 million were realized, including amounts used to discharge amounts owed to the President of the Company (see Note 4).

     Immediately prior to the closing of the Initial Public Offering, the Company restructured. Pursuant to reorganization agreements between the limited partners of the Partnership and the stockholders of the Predecessor Corporation, ERS was incorporated in February 1993 as a holding company and (i) issued 8,500,050 shares of its common stock for all outstanding stock of the Predecessor Corporation, (ii) issued 1,421,250 shares of its Common Stock for all limited partnership interests in the Partnership, (iii) contributed the limited partnership interest in the Partnership to the Predecessor Corporation, and (iv) liquidated the Partnership and transferred ownership of all assets and liabilities of the Partnership to the Predecessor Corporation.

NOTE 4 -- RELATED PARTY TRANSACTIONS:

     Prior to March 1993, certain common costs such as rent of office space under sublease from an affiliate, telephone and insurance, were paid on behalf of the Company by an affiliate. The affiliate and the Company

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

have common majority ownership. These costs were allocated to the Company based on its pro-rata share of such costs as determined using factors such as headcount, floor space occupied or other representative reasonable factors. For the year ended December 31, 1993, the Company reimbursed an affiliate $400,000, which represents essentially all of the common costs incurred on behalf of the Company.

     Subsequent to March 1993, the Company incurs certain common costs on behalf of affiliates, which are reimbursed by the affiliates. Additionally, the lease on the Company's headquarters facility was assumed by the Company, at which time the Company commenced subleasing a portion of its headquarters facility to an affiliate. Such common costs, including sublease payments, amounted to $76,000, $184,000 and $112,000 in 1993, 1994 and 1995, respectively (see Note 9). Unpaid amounts are included in receivables from affiliates at December 31, 1994 and 1995.

     The President of the Company, who is a stockholder, previously had a deferred compensation arrangement with the Company whereby compensation earned by the President from inception of the Company (April 18, 1990) through July 1, 1992 including accrued interest was to be deferred until the Company generated positive cash flow from operations. Salaries earned subsequent to July 1, 1992 were currently payable. All deferred and current compensation amounts then owed, including accrued interest thereon, totaling $1,070,000, were paid in May 1993 to the President with proceeds from the Initial Public Offering (see Note 3). Interest expense was $22,000 for the year ended December 31, 1993. Interest on deferred compensation was based on the prime rate plus 1% adjusted for fluctuations in the prime rate at six month intervals and averaged 8% in 1993. Additionally, included in accounts payable and accrued expenses at December 31, 1995 is $37,000 due to an entity controlled by the President for reimbursement of expenses incurred in the year on behalf of the Company.

     The Company has received consulting services and paid a current member of its Board of Directors fees of $68,000, $38,000 and $34,000 in 1993, 1994 and 1995, respectively. The Company also received consulting services and paid fees to a former member of the Board of Directors of $81,000, $38,000 and $20,000 in 1993, 1994 and 1995, respectively.

NOTE 5 -- RELATED PARTY INTEREST EXPENSE:

     On March 30, 1995, the Company entered into a revolving credit facility with its principal stockholders and certain members of its Board of Directors and their affiliates. On July 24, 1995, in connection with the sale of preferred stock (see Note 6), $3 million in debt borrowed under such revolving credit facility was surrendered, and the unused portion of the facility in the amount of $2 million was terminated. Interest expense in 1995 on amounts borrowed under the line of credit totaled $52,000, at an average rate of prime plus 1%. Additionally, a facility fee of $100,000 was paid to the lenders pursuant to the terms of the credit facility.

     Prior to the formation of the Partnership, loans from stockholders were the Company's primary source of operating funds. Interest on the stockholder notes was based on the prime rate plus 1%, adjusted for fluctuations in the prime rate at six month intervals. Interest expense for 1993 averaged 8% and totaled $293,000. These loans and accrued, but unpaid, interest thereon were contributed to common stock and additional paid-in capital as a result of the Reorganization (see Note 3).

NOTE 6 -- PREFERRED STOCK:

     On July 24, 1995, the Company completed a private sale of 85,000 shares of its newly-created Series A Cumulative, Convertible Preferred Stock, $1.00 par value ("Preferred Stock"), for an aggregate purchase price of $8.5 million. The purchase price was delivered by surrender of $3 million of the Company's debt held by the subscribers, which consisted of certain members of the Company's Board of Directors and their affiliates, and cash in the amount of $5.5 million.

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

     Subsequent to the aforementioned private sale, an affiliate of the Company's Chairman of the Board, and one of the subscribers, acquired 35,000 additional shares of Preferred Stock at a purchase price per share of $100.

     Each share of Preferred Stock entitles the holder to a dividend of $7.50 per annum, payable quarterly, which will cumulate if not paid. Dividends are payable by the Company, at its election, in either cash or in the form of additional shares of Preferred Stock valued at $100 per share. On October 1, 1995 and January 1, 1996, the regular quarterly dividends on the Preferred Stock were paid, on a pro rata basis for the period during which such shares were outstanding, to holders of record of such stock on, respectively, September 30, 1995 and December 31, 1995, in the form of additional shares of Preferred Stock (aggregating 3,246 shares).

     Each share of Preferred Stock, valued at $100, is convertible into shares of the Company's Common Stock, $.01 par value, at a conversion price of $4.00 (subject to certain adjustments), and is subject to redemption, at the option of the Company, at a price of $100 in the event certain conditions are met. Holders of Preferred Stock will vote together with holders of Common Stock, each share carrying one vote, and are entitled to a liquidation preference of $100 per share.

     On the basis of the current conversion price in effect, the 123,246 shares of Preferred Stock issued and outstanding as of December 31, 1995 are convertible into an aggregate of 3,081,150 shares of Common Stock.

NOTE 7 -- LONG-TERM LIABILITIES:

     On August 12, 1994, the Company completed a financing arrangement with the Connecticut Development Authority ("CDA"), under which the CDA loaned $2 million to the Company at closing and agreed to loan the Company up to an additional $3 million through August 12, 1997. At December 31, 1995, $3.35 million was outstanding under such facility, with the remainder of the $5 million credit limit advanced in February 1996. Such indebtedness is repayable five years after closing, accrues interest, payable monthly, at a rate of 7.4% per annum, is subject to prepayment without premium at the option of the Company, and is convertible into shares of the Common Stock of the Company. Such indebtedness is secured by the Company's assets. The Company also issued to the CDA warrants to purchase 600,000 shares of Common Stock.

     During 1995, the Company also entered into agreements with the CDA, which became effective upon consummation of the initial sale of the Company's Preferred Stock (see Note 6), whereby, through August 12, 1997, the conversion price of the debt held by the CDA and the exercise price of its warrants were reduced so as to be calculated as $3.00 plus the average market price of the Common Stock during the 18 months prior to conversion, and thereafter as $3.00 plus the average market price of Common Stock during the twelve months prior to conversion. Pursuant to such agreements, and as a result of additional provisions contained in the CDA's warrants, effective upon consummation of the sale of the Preferred Stock, and issuance of the initial dividend thereon: (i) through August 12, 1997, the exercise price of the CDA's warrants was reduced so as to be calculated as $2.58 plus the average market price of the Common Stock during the 18 months prior to exercise, and thereafter as $2.58 plus the average market price of the Common Stock during the twelve months prior to exercise, and
(ii) the number of shares subject to purchase upon exercise of the CDA's warrants was adjusted to 699,724.

NOTE 8 -- CUSTOMER INFORMATION:

     All of the Company's sales are to customers in the retail food market industry. During 1993, 1994 and 1995, sales of $654,000, $1,580,000, and
$793,000, respectively, were to a single customer. Sales of $321,000 and $905,000 in 1994 and 1995, respectively, were to a second retail customer. A third customer accounted for sales of $272,000 in 1993 and sales of $758,000 in 1995 were to a fourth retail customer.

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

NOTE 9 -- LEASES:

     The Company leases its facilities under operating lease agreements. During 1993, 1994 and 1995, rental expense amounted to approximately $260,000, $258,000 and $295,000, respectively.

     Future minimum lease payments on a calendar year basis under non-cancelable leases, as of December 31, 1995 are as follows:

                                                                         TOTAL
                                                                      COMMITMENTS
                                                                      -----------
            1996....................................................   $ 330,000
            1997....................................................     196,000
                                                                        --------
                                                                       $ 526,000
                                                                        ========

     In March 1993, the Company assumed the lease for its headquarters facility which prior to such date had been subleased from an affiliate. The Company subleases a portion of the same facility to an affiliate for which sublease payments were $54,000 in 1995. Future sublease amounts from its affiliate are $54,000 and $32,000 in 1996 and 1997, respectively.

NOTE 10 -- RESEARCH AND DEVELOPMENT:

     Research and development activities were a major component of the Company's expenditures and efforts during 1993, 1994 and 1995. The Company's research and development expenses (including the allocation of salaries) during 1993, 1994 and 1995 were as follows:

                                                        1993           1994           1995
                                                     ----------     ----------     ----------
    Hardware development...........................  $  829,000     $  989,000     $1,523,000
    Software development...........................   1,496,000      1,582,000        968,000
                                                     ----------     ----------     ----------
    Total research and development.................  $2,325,000     $2,571,000     $2,491,000
                                                     ==========     ==========     ==========

     During 1994 and 1995, the Company had research and development contracts with unaffiliated parties for both hardware and software elements of its electronic shelf labeling system. The Company reimbursed these contractors generally based on milestone achievements or satisfactory performance.

NOTE 11 -- STOCK OPTION AND DEFINED CONTRIBUTION PLAN:

     In connection with the Initial Public Offering, the Company implemented an employee stock option plan whereby options to purchase up to 850,005 shares of common stock may be granted to key employees of the Company. In June 1994, the stockholders approved an increase in the number of authorized shares of common stock available for issuance under the plan from 850,005 to 1,225,000. Options granted under the plan typically vest over a period of three years, but become exercisable over a period of five to ten years. The consolidated statement of operations for the years ended December 31, 1993, 1994 and 1995 include noncash compensation expense of $7,454,000, $1,119,000, and $27,000, respectively, representing compensation earned for service through the periods then ended related to option grants. Based upon the vesting of these options (net of subsequently terminated options), the Company will record non-cash compensation expense totaling $43,000 in 1996, assuming no additional terminated options.

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

     A summary of all options activity pursuant to the employee stock option plan is as follows:

                                                               PRICE RANGE         OPTIONS
                                                             ----------------      --------
    Options granted pursuant to the Reorganization.........              $.01       725,104
      Other option grants in 1993..........................    $5.875 - $6.00        42,633
      Options exercised....................................              $.01        (5,666)
      Options canceled.....................................              $.01       (64,093)
                                                                                   --------
    Options outstanding December 31, 1993..................      $.01 - $6.00       697,978
                                                                                   --------
      Option grants........................................      $.01 - $8.50       239,823
      Options exercised....................................              $.01      (193,500)
      Options canceled.....................................     $.01 - $5.875       (13,931)
                                                                                   --------
    Options outstanding December 31, 1994..................      $.01 - $8.50       730,370
                                                                                   --------
      Option grants........................................      $.01 - $5.63       480,205
      Options exercised....................................              $.01       (27,766)
      Options canceled.....................................      $.01 - $8.50      (265,080)
                                                                                   --------
    Options outstanding December 31, 1995..................     $.01 - $5.875       917,729
                                                                                   --------

     Additionally, in connection with the Reorganization, the Company implemented a director stock option plan under which options covering up to 50,000 shares may be granted to directors of the Company. During 1993 and 1994, 25,000 and 7,500 options, respectively, were granted to directors of the Company to purchase an equal number of common shares pursuant to this plan at an option prices of $6.75. All such options remain outstanding as of December 31, 1995.

     The Company has a defined contribution profit sharing and savings plan which qualifies under Section 401(k) of the Internal Revenue Code for employees meeting certain service requirements. Participants may contribute up to 30% of their gross wages, not to exceed in any given year a limitation set by Internal Revenue Service regulations (such limitation was $9,240 in 1995). The plan provides for discretionary matching contributions, as determined by the Board of Directors, to be made by the Company. There have been no discretionary amounts contributed to the plan as of December 31, 1995.

NOTE 12 -- INCOME TAXES:

     The Company has incurred net losses since inception which have generated net operating loss carryforwards of $35.0 million for federal income tax purposes. These carryforwards are available to offset future taxable income and begin to expire in the years 2008 and 1998 for federal and state income tax purposes, respectively. These losses are subject to limitation on future years utilization should certain ownership changes occur.

     The net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes result in a noncurrent deferred tax benefit at December 31, 1994 and 1995 of $13.2 million and $17.5 million, respectively. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize this deferred tax benefit in the future, the Company has recorded a valuation allowance of an equal amount on such dates to fully offset the deferred tax benefit amount.

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

     Significant components of the noncurrent deferred tax asset at December 31, 1994 and 1995 are as follows:

                                                              1994             1995
                                                          ------------     ------------
        Net operating loss carryforwards................  $  9,926,000     $ 14,568,000
        Stock option compensation.......................     2,997,000        2,904,000
        Other...........................................       264,000           54,000
                                                          ------------     ------------
        Total deferred tax benefit......................    13,187,000       17,526,000
        Valuation allowance.............................   (13,187,000)     (17,526,000)
                                                          ------------     ------------
          Net noncurrent deferred tax asset.............  $         --     $         --
                                                          ============     ============

     In 1993, 1994 and 1995 a statutory Federal income tax rate of 34% and a state income tax rate of 7.6%, net of the Federal tax benefit, was applicable to the Company. Due to the Company's taxable losses the effective tax rate was nil in each year.

     The financial statement income tax provision differs from income taxes determined by applying the statutory Federal income tax rate to the financial statement net loss for the years ended December 31, 1993, 1994 and 1995 as a result of the following:

                                                     1993            1994            1995
                                                  -----------     -----------     -----------
    Tax benefit at Federal statutory rate.......  $ 5,439,000     $ 3,835,000     $ 3,695,000
    State income tax benefit, net of Federal tax
      charge....................................    1,214,000         856,000         825,000
    Exclusion of 1993 losses prior to the
      Reorganization............................   (1,318,000)             --              --
    Net loss not providing current year tax
      benefit...................................   (5,213,000)     (4,358,000)     (4,428,000)
    Other.......................................     (122,000)       (333,000)        (92,000)
                                                  -----------     -----------     -----------
         Provision for income taxes.............  $        --     $        --     $        --
                                                  ===========     ===========     ===========

NOTE 13 -- OFFSHORE PUBLIC OFFERING AND CONTEMPORANEOUS PRIVATE PLACEMENT:

     On July 11, 1996, the Company completed the offshore public offering of an aggregate of 4,963,500 shares of Common Stock, $.01 par value, in accordance with Regulation S under the Securities Act of 1933, and the contemporaneous private placement to subscribers, including certain members of the Company's Board of Directors and their affiliates, of an aggregate of 911,657 shares of Common Stock. Net proceeds from these transactions were approximately $12 million.

     In connection with the completion of these transactions, holders of the Company's Preferred Stock, $1.00 par value, converted their shares, in accordance with their terms, into an aggregate of 3,138,900 shares of Common Stock, in exchange for payments aggregating $235,000.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Electronic Retailing Systems International, Inc.

     We have reviewed the accompanying interim condensed consolidated financial information of Electronic Retailing Systems International, Inc. (the "Company") as of September 30, 1996, and for the nine-month periods ended September 30, 1995 and 1996. This interim condensed consolidated financial information is the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying interim condensed consolidated financial information for it to be in conformity with generally accepted accounting principles.

PRICE WATERHOUSE LLP

Stamford, Connecticut
November 14, 1996

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET
               (IN THOUSANDS EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                                                      SEPTEMBER 30,
                                                                                          1996
                                                                       DECEMBER 31,   -------------
                                                                           1995
                                                                       ------------    (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents........................................      $  3,210       $   9,651
  Accounts receivable..............................................         1,356           1,611
  Inventories......................................................         1,874           1,505
  Prepayments and other current assets.............................           609             206
                                                                         --------        --------
     Total current assets..........................................         7,049          12,973
                                                                         --------        --------
Equipment..........................................................         2,047           2,292
  Accumulated depreciation.........................................        (1,365)         (1,683)
                                                                         --------        --------
  Net equipment....................................................           682             609
                                                                         --------        --------
Other non-current assets...........................................           585             883
                                                                         --------        --------
          Total assets.............................................      $  8,316       $  14,465
                                                                         ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued expenses............................      $  1,766       $     882
                                                                         --------        --------
     Total current liabilities.....................................         1,766             882
                                                                         --------        --------
Long-term debt.....................................................         3,335           4,987
                                                                         --------        --------
Commitments........................................................            --              --
                                                                         --------        --------
Stockholders' equity
  Preferred stock, undesignated (par value $1.00 per share;
     1,860,000 and 2,000,000 shares authorized, none outstanding)
  Series A Cumulative Convertible Preferred Stock
     (140,000 shares and no shares authorized; 123,246 shares and
     no shares issued and outstanding in 1995 and 1996)............           123              --
  Common stock (par value $0.01 per share; 25,000,000 shares authorized; 11,748,232 and 21,034,195 shares issued and
     outstanding in 1995 and 1996).................................           117             210
  Additional paid-in capital.......................................        38,474          50,644
  Accumulated deficit..............................................       (35,499)        (42,258)
                                                                         --------        --------
     Total stockholders' equity....................................         3,215           8,596
                                                                         --------        --------
          Total liabilities and stockholders' equity...............      $  8,316       $  14,465
                                                                         ========        ========

     See accompanying notes to condensed consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                        NINE MONTHS ENDED
                                                                          SEPTEMBER 30,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
    REVENUES
      Product Sales..................................................  $ 1,718     $ 3,675
      Maintenance....................................................      185         595
                                                                       -------     -------
              Total revenues.........................................    1,903       4,270
                                                                       -------     -------
    COST OF GOODS SOLD
      Product Sales..................................................    2,382       3,955
      Maintenance....................................................      381         718
                                                                       -------     -------
              Total cost of goods sold...............................    2,763       4,673
                                                                       -------     -------
      Gross profit (loss)............................................     (860)       (403)
                                                                       -------     -------
    OPERATING EXPENSES
      Selling, general and administrative (including amounts to
         related parties of $85 and $28 during the nine months ended
         September 30, 1995 and 1996)................................    5,044       5,080
      Research and development.......................................    2,094         786
      Depreciation and amortization..................................       81         123
      Stock option compensation......................................       80          32
                                                                       -------     -------
              Total operating expenses...............................    7,299       6,021
                                                                       -------     -------
      Loss from operations...........................................   (8,159)     (6,424)
                                                                       -------     -------
    OTHER INCOME (EXPENSES)
      Interest income................................................       82         179
      Interest expense (including amounts to related parties of $52
         during the nine months ended September 30, 1995)............     (223)       (283)
      Gain on short-term investments.................................        5          --
                                                                       -------     -------
              Total other income (expenses)..........................     (136)       (104)
                                                                       -------     -------
         Net loss....................................................  $(8,295)    $(6,528)
                                                                       =======     =======
    EARNINGS PER SHARE
      Average common shares outstanding..............................   11,741      14,528
                                                                       =======     =======
      Net loss per common share......................................  $ (0.72)    $ (0.47)
                                                                       =======     =======

     See accompanying notes to condensed consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                            NINE MONTHS ENDED
                                                                              SEPTEMBER 30,
                                                                           -------------------
                                                                            1995        1996
                                                                           -------     -------
NET CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss.................................................................  $(8,295)    $(6,528)
Other adjustments to reconcile net loss to net cash......................       42         201
                                                                           -------     -------
  Cash used in operating activities......................................   (8,253)     (6,327)
                                                                           -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures.....................................................     (287)       (245)
Capitalized product development costs....................................      (78)       (513)
Proceeds from sales of short-term investments............................    1,027          --
                                                                           -------     -------
  Cash provided by (used in) investing activities........................      662        (758)
                                                                           -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock...............................       --      12,111
Net proceeds from issuance of long term note.............................    1,350       1,650
Payment upon conversion of preferred stock...............................       --        (235)
Net proceeds from issuance of preferred stock............................   10,585          --
                                                                           -------     -------
  Cash provided by financing activities..................................   11,935      13,526
                                                                           -------     -------
  Net increase in cash and cash equivalents..............................    4,344       6,441
                                                                           -------     -------
Cash and cash equivalents at beginning of period.........................    1,131       3,210
                                                                           -------     -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...............................  $ 5,475     $ 9,651
                                                                           =======     =======

     See accompanying notes to condensed consolidated financial statements

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996
                                  (UNAUDITED)

NOTE 1 -- BASIS OF CONSOLIDATION:

     Electronic Retailing Systems International, Inc. ("ERS" or the "Company"), was incorporated in 1993 under the laws of the State of Delaware as a holding company for the business and assets of Electronic Retailing Systems International, Inc., incorporated in 1990 under the laws of Connecticut, and an affiliated partnership. The condensed consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated.

NOTE 2 -- BASIS OF PRESENTATION:

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the results of the interim periods. Operating results for the nine month period ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year ending December 31, 1996. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1995.

     Loss per common share is computed using the weighted average number of common shares and common share equivalents assumed to be outstanding during the period. Common share equivalents consist of the Company's common shares issuable upon exercise of stock options and stock purchase warrants. The computation of loss per common share does not reflect common share equivalents that are anti-dilutive.

     Cash and cash equivalents at December 31, 1995 include deposits of approximately $440,000 held as interest bearing collateral for irrevocable letters of credit of the same amounts relating to future inventory purchases.

NOTE 3 -- INVENTORIES:

     Inventories are stated at the lower of cost (determined on a first in, first out basis) or market value. Inventories at December 31, 1995 consisted of $674,000 of materials and supplies and $1,200,000 of finished goods. Inventories at September 30, 1996 consist of $622,000 of materials and supplies and $883,000 of finished goods. Inventories in excess of expected requirements due to new product introductions or product enhancements are expensed currently.

NOTE 4 -- ADOPTION OF NEW ACCOUNTING STANDARD:

     ERS has adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 indicates a preference for a fair value based method of accounting for employee stock options, but allows for continuation of the intrinsic value based method under Accounting Principles Board Opinion No. 15 "Accounting for Stock Issued to Employees". The Company has chosen to continue its use of the intrinsic value based method of accounting, but will present required financial statement disclosures it its Annual Report on Form 10-K for the year ending December 31, 1996.

                ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.

NOTE 5 -- COMMON STOCK OFFERING:

     On July 11, 1996, the Company completed the offshore public offering of an aggregate of 4,963,500 shares of its common stock, $.01 par value ("Common Stock"), in accordance with Regulation S under the Securities Act of 1933, and the contemporaneous private placement to subscribers, including certain members of the Company's Board of Directors and their affiliates, of an aggregate of 911,657 shares of Common Stock. Net proceeds from these transactions were approximately $12 million.

     In connection with the completion of these transactions, holders of the Company's Series A Cumulative Convertible Preferred Stock, $1.00 par value, ("Preferred Stock") converted their shares, in accordance with their terms, into an aggregate of 3,138,900 shares of Common Stock, in exchange for payments aggregating $235,000.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

               TABLE OF CONTENTS
                                                  PAGE
Prospectus Summary...............................   3
Risk Factors.....................................  10
Use Of Proceeds..................................  17
Selling Security Holders.........................  18
Plan Of Distribution.............................  18
Capitalization...................................  20
Selected Historical Consolidated Financial and
  Certain Other Data ............................  21
Management's Discussion and Analysis of
  Financial Condition and Results of Operations .  23
Business.........................................  30
Management.......................................  42
Description of the Warrants......................  43
Description of Capital Stock.....................  49
Certain Federal Income Tax Consequences..........  50
Legal Matters....................................  53
Experts..........................................  53
Index to Financial Statements.................... F-1





                                     [LOGO]

                              ELECTRONIC RETAILING
                                    SYSTEMS
                              INTERNATIONAL, INC.







                              WARRANTS TO PURCHASE
                              2,538,258 SHARES OF
                                COMMON STOCK AND
                              2,538,258 SHARES OF
                             COMMON STOCK, $.01 PAR
                                VALUE PER SHARE






                                   PROSPECTUS
                               MARCH ______, 1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses payable by the Company in connection with the issuance and distribution of the securities being registered (other than underwriting accounts and commissions) are estimated to be as follows:

                                                                     AMOUNT
         Registration Fee........................................   $   4,023
         Printing Fees...........................................   $       *
         Legal Fees and Expenses.................................   $       *
         Accounting Fees and Expenses............................   $       *
         Other Fees and Expenses.................................   $       *
                                                                    ---------

                  Total..........................................   $       *
                                                                    =========


---------------------

*      To be filed by amendment.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under the provisions of Paragraph Sixth of the Certificate of Incorporation of the Company, as amended, and Section 145 of the Delaware General Corporation Law, the Company is required to indemnify a director or officer of the Company for expenses arising out of legal proceedings in which the director or officer became involved by reason of his position as a director or officer of the Company, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful. In a proceeding to procure a judgment in the Company's favor, a director or officer may be indemnified for expenses incurred by him in connection with the defense or settlement of the suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be permitted without a court order in respect of any claim, issue, or matter as to which such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company. Indemnification of a director or officer as provided above, unless court-ordered, shall be made by the Company only upon a determination that indemnification is proper in a specific case because the conduct of such director or officer meets the standards set forth above. Such determination shall be made (i) by a vote of the majority of a quorum consisting of directors who were not parties to the proceeding involved, (ii) by independent counsel in a written opinion, or (iii) by the stockholders of the Company.

         Paragraph Seventh of the Certificate of Incorporation of the Company, as amended, eliminates the personal liability of a director of the Company to the Company or to any of its stockholders for monetary damages for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law, or obtained an improper personal benefit.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) The following is a complete list of Exhibits filed as part of this Registration Statement, which Exhibits are incorporated herein:

   Exhibit Number                          Description

         1.1 Purchase Agreement dated as of January 20, 1997 between the Company and the Initial Purchasers (incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form S-4 No. 333-________________).


         4.1 Warrant Agreement, dated as of January 24, 1997, between the Company and The American Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-4 No. 333-______________).


         4.2      Form of Warrant (contained in Warrant Agreement filed as
                  Exhibit 4.1)

         5.1* Opinion of Krugman, Chapnick & Grimshaw as to the legality of the securities being registered hereunder.

         10.1 Form of Reorganization Agreement dated March 12, 1993 among the Company, the Principal Subsidiary, Norton Garfinkle, The G/N Garfinkle Trust, Bruce F. Failing, Jr., The Failing Trust, Elizabeth Z. Failing, Robert D. Power and John Stevens (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 No. 33-59486).

         10.2 Form of Registration Rights Agreement dated March 12, 1993 among the Company, Norton Garfinkle, The G/N Garfinkle Trust, Bruce F. Failing, Jr., The Failing Trust, Elizabeth Z. Failing, Robert D. Power and John Stevens (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 No. 33-59486).

         10.3 Form of Restated Stockholders' Agreement dated March 12, 1993 among Norton Garfinkle, The G/N Garfinkle Trust, Bruce F. Failing, Jr., The Failing Trust and Elizabeth Z. Failing (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 No. 33-59486).

         10.4 Form of Reorganization Agreement dated March 12, 1993 among the Company, the Partnership, the Principal Subsidiary, and the limited partners of the Partnership (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 No. 33-59486).

         10.5 Form of Registration Rights Agreement dated March 12, 1993 among the Company and the limited partners of the Partnership (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 No. 33-59486).

         10.6 Subscription Agreements, each dated as of July 24, 1995, between the Company and, respectively, Donald E. Zilkha, Bruce
                  F. Failing, Jr., Hanseatic Corporation and Garfinkle Limited Partnership II (incorporated by reference to Exhibit 5(c) of the Company's Current Report on Form 8-K dated July 24, 1995).

         10.7 Registration Rights Agreement dated as of July 24, 1995 among the Company, Donald E. Zilkha, Bruce F. Failing, Jr., Hanseatic Corporation and Garfinkle Limited Partnership II (incorporated by reference to Exhibit 5(d) of the Company's Current Report on Form 8-K dated July 24, 1995).

         10.8 Lease dated as of June 8, 1992 between the Company (as assignee) and Wilton Office Associates Limited Partnership (incorporated by reference to Exhibit 10.9 to the

  Exhibit Number                     Description

                  Company's Registration Statement on Form S-1 No. 33-59486).

         10.9 Technical Services Agreement dated October 1, 1985 between Telepanel, Inc. and Amacrine International, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 No. 33-59486).

         10.10 License Agreement dated January 27, 1993 between the Company and Telepanel Systems, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 No. 33-59486).

         10.11 Note and Warrant Purchase Agreement dated as of August 12, 1994 among the Company, the Principal Subsidiary and the Connecticut Development Authority (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).

         10.12 7.4% Convertible Note dated August 12, 1994 executed by the Company and the Principal Subsidiary to the Connecticut Development Authority (incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).

         10.13 Stock Subscription Warrant dated August 12, 1994 issued by the Company to the Connecticut Development Authority (incorporated by reference to Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).

         10.14 Conditional Assignment and Security Agreement dated August 12, 1994 among the Company, the Principal Subsidiary and the Connecticut Development Authority (incorporated by reference to Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).

         10.15 Revolving Credit Loan Agreement dated as of March 30, 1995 between the Company and the lenders named in Annex 1 (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended December 31,
                  1994).

         10.16 Placing Agreement dated July 5, 1996 between the Company and Henderson Crosthwaite Institutional Brokers Limited (incorporated by reference to Exhibit 5(c) to the Company's Current Report on Form 8-K dated July 11, 1996).

         10.17 Agreement with respect to U.S. Securities Laws dated July 2, 1996 between the Company and Henderson Crosthwaite Institutional Brokers Limited (incorporated by reference to
                  Exhibit 5(d) to the Company's Current Report on Form 8-K dated July 11, 1996).

         10.18 Forms of Subscription Agreement accepted July 5, 1996 by the Company (incorporated by reference to Exhibit 5(f) to the Company's Current Report on Form 8-K dated July 11, 1996).

         10.19 Registration Rights Agreement dated July 11, 1996 between the Company and the subscribers parties thereto (incorporated by reference to Exhibit 5(g) to the Company's Current Report on Form 8-K dated July 11, 1996).

         10.20 Indenture, dated as of January 24, 1997, between the Company and United States

  Exhibit Number                     Description

                  Trust Company of New York (incorporated by reference to
                  Exhibit 4.1 to the Company's Registration Statement on Form S-4 No. 333-___________).

         10.21    Form of Note (contained in Indenture filed as Exhibit 10.20)

         10.22 Promissory Note dated October 7, 1992 of Paul M. Patrick in favor of the Company (incorporated by reference to Exhibit
                  10.12 to the Company's Registration Statement on Form S-1 No. 33-59486).

         10.23 Electronic Retailing Systems International, Inc. 1993 Employee Stock Option Plan. (incorporated by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-4 No. 333-_______________ )


         10.24 Electronic Retailing Systems International, Inc. 1993 Director Stock Option Plan. (incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-4 No. 333-_____________)


         11.1 Statement of Computation of Per Share Earnings (incorporated by reference to Exhibit 11 to the Company's Form 10-Q for the quarter ended September 30, 1996, as amended).

         12.1 Statement of Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to the Company's Registration Statement on Form S-4 No. 333-____________).

         15.1 Letter from Price Waterhouse LLP re unaudited interim financial information.

         23.1     Consent of Price Waterhouse LLP.

         23.2*    Consent of Krugman, Chapnick & Grimshaw.

         24.1     Power of Attorney (appearing on Signature Page).

         27.1 Financial Data Schedule (incorporated by reference to Exhibit 27 to the Company's Form 10-Q for the quarter ended September 30, 1996, as amended).

---------------------

*      To be filed by amendment.

ITEM 17.   UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(2)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilton, State of Connecticut, on February 14, 1997.

                            ELECTRONIC RETAILING SYSTEMS
                            INTERNATIONAL, INC.


                            By:  /s/ Bruce F. Failing, Jr.
                                --------------------------------------------
                                 Bruce F. Failing, Jr., Vice Chairman of the
                                 Board and Principal Executive Officer

                                POWER OF ATTORNEY

         Know All Men By These Presents, that each person whose signature appears below constitutes and appoints Norton Garfinkle, Bruce F. Failing, Jr. and William B. Fischer, and each of them, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and any other documents and instruments incidental thereto, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                               TITLE                                  DATE
---------                               -----                                  ----
/s/ Bruce F. Failing, Jr.               Vice Chairman of the Board and         February 14, 1997
-------------------------------------   Principal Executive Officer
Bruce F. Failing, Jr.

/s/ William B. Fischer                  Vice President, Finance and            February 14, 1997
-------------------------------------   Principal Financial Officer and
William B. Fischer                      Accounting Officer


/s/ Paul A. Biddelman                   Director                               February 14, 1997
-------------------------------------
Paul A. Biddelman

/s/ David Diamond                       Director                               February 14, 1997
-------------------------------------
David Diamond

/s/ Norton Garfinkle                    Director                               February 14, 1997
-------------------------------------
Norton Garfinkle

/s/ George B. Weathersby                Director                               February 14, 1997
-------------------------------------
George B. Weathersby

/s/ Donald E. Zilkha                    Director                               February 14, 1997
-------------------------------------
Donald E. Zilkha

                                  EXHIBIT INDEX



          EXHIBIT NUMBER                      DESCRIPTION

                  1.1 Purchase Agreement dated as of January 20, 1997 between the Company and the Initial Purchasers (incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form S-4 No. 333-______________).

                  4.1 Warrant Agreement, dated as of January 24, 1997, between the Company and The American Stock Transfer & Trust Company (incorporated by reference to Exhibit
                           10.20 to the Company's Registration Statement on Form S-4 No. 333-_____________).

                  4.2 Form of Warrant (contained in Warrant Agreement filed as Exhibit 4.1)

                  5.1* Opinion of Krugman, Chapnick & Grimshaw as to the legality of the securities being registered hereunder.

                  10.1 Form of Reorganization Agreement dated March 12, 1993 among the Company, the Principal Subsidiary, Norton Garfinkle, The G/N Garfinkle Trust, Bruce F. Failing, Jr., The Failing Trust, Elizabeth Z. Failing, Robert
                           D. Power and John Stevens (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 No. 33-59486).

                  10.2 Form of Registration Rights Agreement dated March 12, 1993 among the Company, Norton Garfinkle, The G/N Garfinkle Trust, Bruce F. Failing, Jr., The Failing Trust, Elizabeth Z. Failing, Robert D. Power and John Stevens (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 No. 33-59486).

                  10.3 Form of Restated Stockholders' Agreement dated March 12, 1993 among Norton Garfinkle, The G/N Garfinkle Trust, Bruce F. Failing, Jr., The Failing Trust and Elizabeth Z. Failing (incorporated by reference to
                           Exhibit 10.3 to the Company's Registration Statement on Form S-1 No. 33-59486).

                  10.4 Form of Reorganization Agreement dated March 12, 1993 among the Company, the Partnership, the Principal Subsidiary, and the limited partners of the Partnership (incorporated by reference to Exhibit
                           10.4 to the Company's Registration Statement on Form S-1 No. 33-59486).

                  10.5 Form of Registration Rights Agreement dated March 12, 1993 among the Company and the limited partners of the Partnership (incorporated by reference to Exhibit
                           10.5 to the Company's Registration Statement on Form S-1 No. 33-59486).

                  10.6 Subscription Agreements, each dated as of July 24, 1995, between the Company and, respectively, Donald
                           E. Zilkha, Bruce F. Failing, Jr., Hanseatic
                           Corporation and Garfinkle Limited Partnership II (incorporated by reference to Exhibit 5(c) of the Company's Current Report on Form 8-K dated July 24,
                           1995).

                  10.7 Registration Rights Agreement dated as of July 24, 1995 among the Company, Donald E. Zilkha, Bruce F. Failing, Jr., Hanseatic Corporation and Garfinkle Limited Partnership II (incorporated by reference to
                           Exhibit 5(d) of the Company's Current Report on Form 8-K dated July 24, 1995).

           Exhibit Number                  Description

                  10.8 Lease dated as of June 8, 1992 between the Company (as assignee) and Wilton Office Associates Limited Partnership (incorporated by reference to Exhibit
                           10.9 to the Company's Registration Statement on Form S-1 No. 33-59486).

                  10.9 Technical Services Agreement dated October 1, 1985 between Telepanel, Inc. and Amacrine International, Inc. (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 No. 33-59486).

                  10.10 License Agreement dated January 27, 1993 between the Company and Telepanel Systems, Inc.(incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 No. 33-59486).

                  10.11 Note and Warrant Purchase Agreement dated as of August 12, 1994 among the Company, the Principal Subsidiary and the Connecticut Development Authority (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).

                  10.12 7.4% Convertible Note dated August 12, 1994 executed by the Company and the Principal Subsidiary to the Connecticut Development Authority (incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
                           1994).

                  10.13 Stock Subscription Warrant dated August 12, 1994 issued by the Company to the Connecticut Development Authority (incorporated by reference to Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).

                  10.14 Conditional Assignment and Security Agreement dated August 12, 1994 among the Company, the Principal Subsidiary and the Connecticut Development Authority (incorporated by reference to Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).

                  10.15 Revolving Credit Loan Agreement dated as of March 30, 1995 between the Company and the lenders named in Annex 1 (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).

                  10.16 Placing Agreement dated July 5, 1996 between the Company and Henderson Crosthwaite Institutional Brokers Limited (incorporated by reference to Exhibit 5(c) to the Company's Current Report on Form 8-K dated July 11, 1996).

                  10.17 Agreement with respect to U.S. Securities Laws dated July 2, 1996 between the Company and Henderson Crosthwaite Institutional Brokers Limited (incorporated by reference to Exhibit 5(d) to the Company's Current Report on Form 8-K dated July 11,
                           1996).

                  10.18 Forms of Subscription Agreement accepted July 5, 1996 by the Company (incorporated by reference to Exhibit 5(f) to the Company's Current Report on Form 8-K dated July 11, 1996).

                  10.19 Registration Rights Agreement dated July 11, 1996 between the Company and the subscribers parties thereto (incorporated by reference to Exhibit 5(g) to the Company's Current Report on Form 8-K dated July 11, 1996).

           Exhibit Number                   Description

                  10.20 Indenture, dated as of January 24, 1997, between the Company and United States Trust Company of New York (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 No. 333-__________).


                  10.21 Form of Note (contained in Indenture filed as Exhibit 10.20)

                  10.22 Promissory Note dated October 7, 1992 of Paul M. Patrick in favor of the Company (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 No. 33-59486).

                  10.23 Electronic Retailing Systems International, Inc. 1993 Employee Stock Option Plan. (incorporated by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-4 No.
                           333-________________)


                  10.24 Electronic Retailing Systems International, Inc. 1993 Director Stock Option Plan. (incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-4 No.
                           333-________________)


                  11.1 Statement of Computation of Per Share Earnings (incorporated by reference to Exhibit 11 to the Company's Form 10-Q for the quarter ended September 30, 1996, as amended).

                  12.1 Statement of Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit
                           12.1 to the Company's Registration Statement on Form S-4 No. 333-______________).

                  15.1 Letter from Price Waterhouse LLP re unaudited interim financial information.

                  23.1     Consent of Price Waterhouse LLP.

                  23.2*    Consent of Krugman, Chapnick & Grimhaw.

                  24.1     Power of Attorney (appearing on Signature Page).

                  27.1     Financial Data Schedule (incorporated by reference to
                           Exhibit 27 to the Company's Form 10-Q for the quarter ended September 30, 1996, as amended).

---------------------

*      To be filed by amendment.